                                                               EXHIBIT 99.(A)(1)

                                CERTICOM CORP.

               OFFER TO EXCHANGE OUTSTANDING OPTIONS TO PURCHASE
                        COMMON SHARES OF CERTICOM CORP.
          HAVING AN EXERCISE PRICE PER SHARE OF (USD) $10.00 OR MORE

                               ----------------

                    THE OFFER AND WITHDRAWAL RIGHTS EXPIRE
             AT 12:00 MIDNIGHT, EASTERN TIME ON OCTOBER 25, 2001,
                UNLESS THE OFFER IS EXTENDED BY CERTICOM CORP.

                               ----------------

     Certicom Corp., which we refer to as "we," "the company" or "Certicom," is offering employees the opportunity to exchange certain outstanding stock options to purchase our common shares granted under the Certicom Corp. Stock Option Plan (the "Original Plan"), the Certicom Corp. 1997 Stock Option Plan, as amended as of October 19, 2000 (the "1997 Plan"), and the Certicom Corp. 2000 United States Stock Plan, as amended as of October 19, 2000 (the "2000 U.S. Plan," and with the Original Plan and the 1997 Plan, the "option plans") that have an exercise price per share of (USD) $10.00 or more, for new options we will grant under the applicable option plans. We are making this offer upon the terms and subject to the conditions set forth in this offer to exchange and in the related cover letter and letter of transmittal (which together, as they may be amended from time to time, constitute the "offer"). You may participate in this offer if you are an employee of Certicom or one of our subsidiaries who is otherwise eligible to receive options under an option plan. Notwithstanding the foregoing, however, directors and employees who are defined as officers for purposes of
Section 16(b) of the Securities Exchange Act of 1934, as amended, each of whom is listed on Schedule C to this offer to exchange, are not eligible to participate.

     Options with exercise prices equal to (USD) $23.00 or more will be exchanged at a ratio of one new option for each two old options tendered for exchange. Options with exercise prices equal to (USD) $10.00 or more and less than or equal to (USD) $22.99 will be exchanged at a ratio of two new options for each three old options tendered for exchange. Options with exercise prices below (USD) $10.00 may not be tendered for exchange under this offer except as described below. Options with exercise prices less than (USD) $10.00 that are required to be tendered as described below will be exchanged at a ratio of one new option for each old option tendered for exchange. We will grant the new options to you on the first business day which is at least six months and one day following the date we cancel the options accepted by us for exchange as long as you remain an employee of the company from the date you tender options through the date we grant the new options. You may only tender options for all or none of the common shares subject to an individual grant, which means that if you decide to tender any options subject to a specific grant, you must tender all of the options subject to that grant that remain outstanding. In addition, if you tender any of your options for exchange, you will be required to also tender all options granted to you during the six months immediately prior to the business day after the expiration date (including those options with exercise prices less than (USD) $10.00, except that you do not have to tender those certain options that you may have received from the company on July 25, 2001 (the "Supplemental Options"). For example, with the exception of the Supplemental Options, if you have been granted options with an exercise price of $11.00 within the period six months prior to the business day after the expiration date, and you have also been granted options prior to such six month period with an exercise price of $20.00, then you cannot choose to keep the options with the $11.00 exercise price and tender for cancellation the options with the $20.00 exercise price. You must choose to either keep or cancel both options. If you attempt to tender some of your options but do not include all of the options granted to you within the past six months (with the exception of the Supplemental Options), your entire tender will be rejected.

     This offer is not conditioned upon a minimum number of options being tendered. This offer is subject to conditions which we describe in Section 6 of this offer to exchange.

     If you tender options for exchange as described in the offer, we will grant you new options under the applicable option plan, pursuant to a new option agreement between us and you. The exercise price of the new options will be equal to the last reported sale price of our common shares on the Nasdaq National Market or The Toronto Stock Exchange, as provided for in the applicable option plan, on the date of grant. Each of the new options will have a vesting schedule whereby twenty-five percent (25%) of the options shall vest immediately upon issue, and the remaining options shall vest monthly in an equal amount until fully vested on the second anniversary of the grant date.

     ALTHOUGH OUR BOARD OF DIRECTORS HAS APPROVED THIS OFFER, NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS FOR EXCHANGE. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR OPTIONS.

     Shares of our common shares are quoted on the Nasdaq National Market under the symbol "CERT" and on The Toronto Stock Exchange under the symbol "CIC." On September 20, 2001, the last reported sale price of the common shares was (USD) $1.72 per share on the Nasdaq National Market and (CD) $2.62 per share on The Toronto Stock Exchange. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON SHARES BEFORE DECIDING WHETHER TO TENDER YOUR OPTIONS.

     You should direct questions about this offer or requests for assistance or for additional copies of the offer to exchange or the letter of transmittal to Certicom Corp., Attention: Gregory M. Capitolo, 25821 Industrial Boulevard, Hayward, California 94545 (telephone: (510) 780-5400, fax: (510) 780-5401) or
e-mail: stock_admin@certicom.com).

                               ----------------

                                   IMPORTANT

     If you wish to tender your options for exchange, you must complete and sign the attached letter of transmittal in accordance with its instructions, and mail, fax or otherwise deliver it and any other required documents to us at Certicom Corp., Attention: Gregory M. Capitolo, 25821 Industrial Boulevard, Hayward, California 94545. Delivery by e-mail will not be accepted.

     We are not making this offer to, nor will we accept any tender of options from or on behalf of, option holders in any jurisdiction in which the offer or the acceptance of any tender of options would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to make this offer to option holders in any such jurisdiction.

     WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS PURSUANT TO THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE RELATED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY

UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

                               ----------------

                               TABLE OF CONTENTS

                                                                                          Page
                                                                                          ----
SUMMARY TERM SHEET......................................................................    5
INTRODUCTION............................................................................   13
THE OFFER...............................................................................   14
   1.  Number of Options; Expiration Date...............................................   14
   2.  Purpose of the Offer.............................................................   15
   3.  Procedures for Tendering Options.................................................   16
   4.  Withdrawal Rights................................................................   17
   5.  Acceptance of Options for Exchange and Issuance of New Options...................   17
   6.  Conditions of the Offer..........................................................   18
   7.  Price Range of Common Shares Underlying the Options..............................   19
   8.  Source and Amount of Consideration; Terms of New Options.........................   21
   9.  Information Concerning Certicom Corp.............................................   24
  10.  Interests of Directors and Officers; Transactions and Arrangements Concerning
       the Options......................................................................   25
  11.  Status of Options Acquired by Us in the Offer; Accounting Consequences of the
       Offer............................................................................   25
  12.  Legal Matters; Regulatory Approvals..............................................   26
  13.  Material U.S. Federal Income Tax Consequences....................................   26
  14.  Certain Tax Consequences for Canada Based Employees..............................   27
  15.  Extension of Offer; Termination; Amendment.......................................   31
  16.  Fees and Expenses................................................................   32
  17.  Additional Information...........................................................   32
  18.  Forward Looking Statements; Miscellaneous........................................   33

SCHEDULE A- Consolidated Audited Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations from Certicom Corp.'s Report for the Fiscal Year Ended April 30, 2001, filed on Form 10-K on July 30, 2001

SCHEDULE B-Condensed Consolidated Financial Statements (Unaudited) and Management's Discussion and Analysis of Financial Condition and Results of Operations from Certicom Corp.'s Report for the Quarterly Period Ended July 31, 2001, filed on Form 10-Q on September 14, 2001.

SCHEDULE C-Information Concerning the Directors and Executive Officers of Certicom Corp.

                              SUMMARY TERM SHEET

     The following are answers to some of the questions that you may have about this offer. We urge you to read carefully the remainder of this offer to exchange and the accompanying letter of transmittal because the information in this summary is not complete, and additional important information is contained in the remainder of this offer to exchange and the letter of transmittal. We have included references to the relevant sections in this offer to exchange where you can find a more complete description of the topics in this summary.

WHAT SECURITIES ARE WE OFFERING TO EXCHANGE?

     We are offering to exchange all stock options having an exercise price per share of (USD) $10.00 or more which are outstanding under our option plans or any lesser number of options that option holders properly tender in the offer, for new options under the option plans. (Section 1).

WHY ARE WE MAKING THE OFFER?

     Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common shares. We believe these options are unlikely to be exercised in the foreseeable future. By making this offer to exchange outstanding options for new options that will have an exercise price equal to the fair market value of our common shares on the grant date, we intend to provide our employees with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives for employees and thereby maximize stockholder value. (Section 2).

WHY DON'T WE SIMPLY REPRICE THE CURRENT OPTIONS?

     "Repricing" existing options would result in variable accounting for such options, which may require us for financial reporting purposes to record additional compensation expense each quarter until such repriced options are exercised, cancelled or expired.

WHY CAN'T I JUST BE GRANTED ADDITIONAL OPTIONS?

     Granting large numbers of new options would have a negative impact on our dilution, outstanding shares and earnings per share.

WOULDN'T IT BE EASIER TO JUST QUIT AND GET REHIRED?

     This is not an available alternative because a re-hire and re-grant within six months of the option cancellation date would be treated the same as a repricing. Again, such a repricing would cause us to incur a variable accounting charge against earnings.

WHAT ARE THE CONDITIONS TO THE OFFER?

     The offer is not conditioned upon a minimum number of options being tendered. However, the offer is subject to a number of other conditions with regard to events that could occur prior to the expiration of the offer. These events include, among other things, a change in accounting principles, a lawsuit challenging the tender offer, a third-party tender offer for our common shares or other acquisition proposal or a change in your employment status with us. These and various other conditions are more fully described in Section 6.

ARE THERE ANY ELIGIBILITY REQUIREMENTS I MUST SATISFY AFTER THE EXPIRATION DATE OF THE OFFER TO RECEIVE THE NEW OPTIONS?

     To receive a grant of new options pursuant to the offer and under the terms of the option plans, you must be an employee of Certicom or one of its subsidiaries from the date you tender options through the date we grant the new options. As discussed below, we will not grant the new options until the first business day which is at least six months and one day following the date we cancel the options accepted for exchange. IF YOU ARE NOT AN EMPLOYEE OF CERTICOM CORP. OR ONE OF OUR SUBSIDIARIES FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. YOU ALSO WILL NOT RECEIVE ANY OTHER CONSIDERATION FOR THE OPTIONS TENDERED IF YOU ARE NOT AN EMPLOYEE FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS. (Section 5).

     Our directors and officers are not eligible to participate in this offer. (Section 1).

HOW MANY NEW OPTIONS WILL I RECEIVE IN EXCHANGE FOR MY TENDERED OPTIONS?

     Options with exercise prices equal to (USD) $23.00 or more will be exchanged at a ratio of one new option for each two old options tendered for exchange. Options with exercise prices equal to (USD) $10.00 or more and less than or equal to (USD) $22.99 will be exchanged at a ratio of two new options for each three old options tendered for exchange. Options with exercise prices below (USD) $10.00 may not be tendered for exchange under this offer; provided, however, options with exercise prices less than (USD) $10.00 that are required to be tendered by the terms of the offer will be exchanged at a ratio of one new option for each old option tendered for exchange.

WHAT WILL THE TERMS OF MY NEW OPTIONS BE?

     The new options that we grant will be granted under the 1997 Plan for those option holders residing in Canada on the date of grant of the new options, and the 2000 U.S. Plan for those option holders residing in the United States on such date, regardless of whether the option holder's original option was under a different option plan. For example, if we accept and cancel options granted to an individual who is residing in Canada on the date of grant of the new options, the new options will be granted under our 1997 Plan, even if such individual's original option grant had been made under the 2000 U.S. Plan. In our example, the terms of the new options will be subject to the terms and conditions of the 1997 Plan and a new option agreement between that individual and us, which will be substantially in the form of Exhibit (d)(5) to the Tender Offer Statement on Schedule TO that we filed with the United States Securities and Exchange Commission on September 27, 2001. We advise you to review the terms and conditions of the 1997 Plan and 2000 U.S. Plan, as applicable, referenced as Exhibit (d)(3) and (d)(4) to the Schedule TO we filed on September 27, 2001. (Section 8).

     IF I CHOOSE TO TENDER OPTIONS FOR EXCHANGE, DO I HAVE TO TENDER ALL MY OPTIONS?

     You must tender a full option grant. We are not accepting partial tenders of an individual option grant. For example, if you hold an option to purchase 3,000 common shares at an exercise price of $20.00 per share, you must either tender all or none of such options; you cannot tender only part of the option and retain the remainder of the option. On the other hand, if you have multiple option grants, you may choose to tender one or more but not all of your grants. However, if you choose to tender any options, you will be required to tender all option grants that you received during the six months immediately prior to the business day following the expiration date, except that you do not have to tender any Supplemental Options (as defined on page 1 of this Offer to Exchange). If you attempt to tender some of your options but do not include all of the options granted to you after six months prior to the business day after the expiration date (excluding the Supplemental Options), your entire tender will be rejected. (Section 1) In other words, with the exception of the Supplemental Options, if you have been granted options with an exercise price of $11.00 within the period six months before the business day after the expiration date and have also been granted options prior to such six month period with an exercise price of $20.00, then you cannot choose to keep the options with the $11.00 exercise price and cancel the options with the $20.00 exercise price. You must choose to either keep or cancel both options. In other words, you cannot pick and choose specific options to cancel in this case.

CAN I TENDER THE REMAINING UNEXERCISED OPTIONS OF A GRANT THAT HAD PREVIOUSLY BEEN EXERCISED IN PART IF SUCH GRANT OTHERWISE MEETS ALL THE CRITERIA?

     Yes. If there remains unexercised options from an option grant that you have previously exercised in part, you may tender the remaining unexercised options if those remaining options otherwise meet all the criteria set forth above.

CAN I TENDER ONLY THE UNVESTED OPTIONS OF A PARTICULAR GRANT?

     No. You must tender a full option grant. We are not accepting partial tenders of an individual option grant, unless you have previously exercised a portion of such grant.

WHEN WILL I RECEIVE MY NEW OPTIONS?

     We will grant the new options on the first business day that is at least six months and one day after the date that we cancel the options accepted for exchange. For example, if we cancel the tendered options accepted for exchange on October 26, 2001, the business day following the scheduled expiration date, the grant date of the new options will be no sooner than April 29, 2002. HOWEVER, IF YOU ARE NOT AN EMPLOYEE OF CERTICOM OR ONE OF OUR SUBSIDIARIES FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. YOU ALSO WILL NOT RECEIVE ANY OTHER CONSIDERATION FOR THE OPTIONS TENDERED IF YOU ARE NOT AN EMPLOYEE FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS. (Section 5).

WHY WON'T I RECEIVE MY NEW OPTIONS IMMEDIATELY AFTER THE EXPIRATION DATE OF THE OFFER?

     If we were to grant the new options on any date which is earlier than six months and one day after the date we cancel the options tendered for exchange, we would be required for financial reporting purposes to record compensation expense against our earnings. (Section 5).

IF I TENDER OPTIONS IN THE OFFER, WILL I BE ELIGIBLE TO RECEIVE OTHER OPTION GRANTS BEFORE I RECEIVE MY NEW OPTIONS?

     We intend to continue to review the option grants of all employees from time to time as part of our normal compensation program. As a result of this review, we may decide to grant you additional options. If we accept and cancel the options you tender in connection with the offer, however, the grant date and the pricing of any additional options that we may decide to grant to you will be deferred until a date that is at least six months and one day from the expiration of this offer. We have determined that it is necessary for us to defer the grant date and pricing of any such additional options to avoid incurring compensation expense against our earnings because of accounting rules that would apply to these interim option grants as a result of the offer. (Section 5).

WHAT WILL THE EXERCISE PRICE OF THE NEW OPTIONS BE?

     The exercise price of the new options will be equal to the last reported sale price of our common shares on the Nasdaq National Market or The Toronto Stock Exchange, as provided for in the applicable option plan, on the date we grant the new options. Accordingly, we cannot predict the exercise price of the new options. HOWEVER, BECAUSE WE WILL NOT GRANT NEW OPTIONS UNTIL AT LEAST SIX MONTHS AND ONE DAY AFTER THE DATE WE CANCEL TENDERED OPTIONS ACCEPTED FOR EXCHANGE, THE NEW OPTIONS MAY HAVE A HIGHER EXERCISE PRICE THAN SOME OR ALL OF YOUR CURRENT OPTIONS. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON SHARES BEFORE DECIDING WHETHER TO TENDER YOUR OPTIONS. (Section
8).

WHEN WILL THE NEW OPTIONS VEST?

     Each of the new options will have a vesting schedule whereby twenty-five percent (25%) of the options shall vest immediately upon issue, and the remaining options shall vest monthly in an equal amount until fully vested on the second anniversary of the grant date.

WILL I HAVE TO PAY TAXES IF I EXCHANGE MY OPTIONS IN THE OFFER?

     United States Tax Consequences

     If you exchange your current options for new options, we believe that you will not be required under current law to recognize income for U.S. Federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange. Further, at the date of grant of the new options, we believe that you will not be required under current law to recognize income for U.S. Federal income tax purposes. However, we recommend that you consult with your own tax advisor to determine the tax consequences of this offer. (Section 13)

     Canadian Tax Consequences

     The exchange of existing options for new options pursuant to this tender offer by an optionee generally will not give rise to any Canadian tax liability to the optionee unless the existing options were granted in connection with employment duties performed by the optionee in Canada.

     In respect of any options held by an optionee that were granted in connection with employment duties performed by the optionee in Canada, the tax treatment of the exchange of such options for new options will depend on whether the exchange is treated for purposes of the Income Tax Act (Canada) as giving rise to a taxable disposition of the options or as a tax-deferred "rollover" of the options for the new options (a "tax-deferred transaction").

     There is the potential for an optionee to realize double tax to the extent that the fair market value of the new options exceeds the fair market value of the options.

     Where the exchange is considered to be an exchange of options for Certicom's agreement to issue new options, the issuance of the new options pursuant to that agreement may be considered to give rise to a disposition of Certicom's agreement. (Section 14).

     If you are an employee based outside of the United States (e.g., Canada), we recommend that you consult with your own tax advisor to determine the tax consequences of the offer under the laws of the country in which you live and work.

IF MY CURRENT OPTIONS ARE INCENTIVE STOCK OPTIONS, WILL MY NEW OPTIONS BE INCENTIVE STOCK OPTIONS?

     If you are a United States employee and you tender for cancellation incentive stock options, the new options we grant will also be incentive stock options to the extent they qualify under Section 422 of the Internal Revenue Code and to the extent possible under applicable tax laws. For an option to qualify as an incentive stock option, the value of the shares subject to an option that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined by using the exercise price of the option. To the extent the value of the shares subject to the new option exceeds the $100,000 per year limitation, the remainder of the option will be treated for tax purposes as a nonstatutory stock option. If the new option has a higher exercise price than some or all of your current options, a portion of the new option may exceed the incentive stock option limitation. Because this is a grant of a new option, the applicable holding periods for incentive stock option tax treatment will start over. If your cancelled option is a nonstatutory stock option, the new option will be a nonstatutory stock option. For non-United States employees, the new options also will be nonstatutory stock options.

     In addition, if you choose not to accept this offer, it is possible that the Internal Revenue Service would decide that the right to exchange your incentive stock options under this offer is a "modification" of your incentive stock options. A successful assertion by the Internal Revenue Service that your incentive stock options are modified could extend the holding period of the incentive stock options to qualify for favorable tax treatment and cause a portion of your incentive stock options to be treated as nonqualified stock options.

WHAT HAPPENS TO OPTIONS THAT I CHOOSE NOT TO TENDER OR THAT ARE NOT ACCEPTED FOR EXCHANGE?

     Options that you choose not to tender for exchange or that we do not accept for exchange remain outstanding and retain their current exercise price and current vesting schedule. However, except for the Supplemental Options, if you tender any options for exchange, you will be required to also tender all option grants that you received during the six months immediately prior to the date we cancel options accepted for exchange. If you do not tender these options, your entire tender will be rejected.

WHEN DOES THE OFFER EXPIRE? CAN THE OFFER BE EXTENDED, AND IF SO, HOW WILL I BE NOTIFIED IF IT IS EXTENDED?

     The offer expires on October 25, 2001, at 12:00 midnight, Eastern time, unless we extend it.

     Although we do not currently intend to do so, we may, in our discretion, extend the offer at any time. If the offer is extended, we will make a public announcement of the extension no later than 9:00 a.m. on the next business day following the previously scheduled expiration of the offer period. If the offer is extended, then the grant date of the new options will also be extended. (Section 15).

WHAT DO I NEED TO DO TO TENDER MY OPTIONS?

     If you decide to tender your options, you must deliver, before 12:00 midnight, Eastern time, on October 25, 2001, a properly completed and duly executed letter of transmittal and any other documents required by the letter of transmittal to Certicom Corp., Attention: Gregory M. Capitolo, 25821 Industrial Boulevard, Hayward, California 94545, (fax: (510) 780-5401). We will only accept a paper copy or a fax copy of your executed letter of transmittal. Delivery by e-mail will not be accepted.

     If the offer is extended by us beyond October 25, 2001, you must deliver these documents before the extended expiration of the offer.

     We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we expect to accept all properly and timely tendered options which are not validly withdrawn. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept all such properly tendered options promptly after the expiration of the offer. (Section 5).

DURING WHAT PERIOD OF TIME MAY I WITHDRAW PREVIOUSLY TENDERED OPTIONS?

     You may withdraw your tendered options at any time before 12:00 midnight, Eastern time, on October 25, 2001. If we extend the offer beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer. To withdraw tendered options, you must deliver to us a written notice of withdrawal, or a fax thereof, with the required information while you still have the right to withdraw the tendered options.

     Once you have withdrawn options, you may re-tender options only by again following the delivery procedures described above. (Section 4).

CAN I HAVE AN EXAMPLE OF AN OFFER TO EXCHANGE?

      The following is a representative example of an offer to exchange for a hypothetical employee. Your situation is likely to vary in significant respects.

Assumptions:

---------------------------------------------------------------------------------------------------
Original Date of Grant #1                           June 1, 1998
---------------------------------------------------------------------------------------------------
Number of Shares Underlying Grant #1                2,000 Shares
---------------------------------------------------------------------------------------------------
Exercise Price of Grant #1                          (USD) $12.00
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
Original Date of Grant #2                           August 1, 2000
---------------------------------------------------------------------------------------------------
Number of Shares Underlying Grant #2                5,000 Shares
---------------------------------------------------------------------------------------------------
Exercise Price of Grant #2                          (USD) $27.50
---------------------------------------------------------------------------------------------------
Original Vesting Schedule of Grant #2               1,250 shares vest on August 1, 2001 and 104.17
                                                    shares vest monthly thereafter until fully
                                                    vested on August  1, 2004.
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
Original Date of Grant #3                           December 5, 2000
---------------------------------------------------------------------------------------------------
Number of Shares Underlying Grant #3                3,000 Shares
---------------------------------------------------------------------------------------------------
Exercise Price of Grant #3                          (USD) $21.50
---------------------------------------------------------------------------------------------------
Original Vesting Schedule of Grant #3               750 shares vest on December 5, 2001 and 62.50
                                                    shares vest monthly thereafter until fully
                                                    vested on December 5, 2004.
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
Original Date of Grant #4                           June 1, 2001
---------------------------------------------------------------------------------------------------
Number of Shares Underlying Grant #4                2,000 Shares
---------------------------------------------------------------------------------------------------
Exercise Price of Grant #4                          (USD) $11.00
---------------------------------------------------------------------------------------------------
Original Vesting Schedule of Grant #4               500 shares vest on June 2, 2002 and 41.67
                                                    shares vest monthly thereafter until fully
                                                    vested on June 1, 2005.
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Hypothetical Stock Price on Replacement Grant       (USD) $5.00
 Date on or about April 29, 2002
--------------------------------------------------------------------------------

     If you choose to participate in the exchange offer, using the above assumptions for the sake of illustration, if you choose to tender the options granted to you in Grant #2, you must tender the options to purchase all 5,000 shares granted to you in Grant #2. You may also choose to tender the options granted to you in Grant #3, in which case you must tender the options to purchase all 2,000 shares granted to you in Grant #3. In addition, if you choose to tender the options granted to you in either Grant #2 or #3, you must also tender your options granted to you in Grant #4. However, you do not need to tender your options granted under Grant #1 because that grant was made more than six months prior to the business day after the expiration date, and you do not need to tender your options granted to you on July 25, 2001, if any.

     If you choose to tender the options that you received in Grants #2, #3 and #4, on the hypothetical replacement grant date of April 29, 2002, you would have:

----------------------------------------------------------------------------------------------------
Number of Shares Underlying New Options to
Replace Grant #2                                     2,500 Shares
----------------------------------------------------------------------------------------------------
Exercise Price of New Options                        (USD) $5.00
----------------------------------------------------------------------------------------------------
Vesting Schedule of New Options                      625 shares would be vested on the replacement
                                                     grant date, and 78.13 shares will vest monthly
                                                     thereafter until fully vested on the second
                                                     anniversary of the grant date (assuming your
                                                     employment with us continues throughout that
                                                     time.)
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Number of Shares Underlying New Options to
Replace Grant #3                                     2,000 Shares
----------------------------------------------------------------------------------------------------
Exercise Price of New Options                        (USD) $5.00
----------------------------------------------------------------------------------------------------
Vesting Schedule of New Options                      500 shares would be vested on the replacement
                                                     grant date, and 62.50 shares will vest monthly
                                                     thereafter until fully vested on the second
                                                     anniversary of the grant date (assuming your
                                                     employment with us continues throughout that
                                                     time.)
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Number of Shares Underlying New Options to           1,000 Shares
Replace Grant #4
----------------------------------------------------------------------------------------------------
Exercise Price of New Options                        (USD) $5.00
----------------------------------------------------------------------------------------------------
Vesting Schedule of New Options                      250 shares would be vested on the replacement
                                                     grant date, and 31.25 shares will vest monthly
                                                     thereafter until fully vested on the second
                                                     anniversary of the grant date (assuming your
                                                     employment with us continues throughout that
                                                     time.)
----------------------------------------------------------------------------------------------------

     If you do not participate in the exchange offer, you will continue to hold the options that you currently have.

WHAT HAPPENS IF WE ARE ACQUIRED DURING THE PERIOD AFTER YOUR OPTIONS ARE CANCELED BUT BEFORE YOU ARE GRANTED NEW OPTIONS?

     While we currently have no plans to enter into any such transaction, it is possible that prior to the replacement grant we might enter into an agreement for a merger or other similar transaction. These types of transactions could have substantial effects on our stock price, including substantial stock price appreciation. Depending on the structure of a transaction, option holders participating in this offer might be deprived of any further price appreciation in the common shares or deprived of the opportunity to participate in the option exchange program.

     We reserve the right, in the event of a merger or similar transaction, to take any actions we deem necessary or appropriate to complete a transaction that our board of directors believes is in the best interest of our company and our stockholders. This could include terminating your right to receive replacement options under this offer. If we were to terminate your right to receive replacement options under this offer in connection with such transaction, employees who tendered options for cancellation pursuant to this offer would not receive options to purchase our stock, or securities of the acquiror or any other consideration for their tendered options.

WHAT DO WE AND OUR BOARD OF DIRECTORS THINK OF THE OFFER?

     Although our board of directors has approved this offer, neither we nor our board of directors makes any recommendation as to whether you should tender or refrain from tendering your options. You must make your own decision whether to tender options.

WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

     For additional information or assistance, you should contact:

          Certicom Corp.
          Attention: Gregory M. Capitolo
          25821 Industrial Boulevard
          Hayward, CA  94545
          Telephone:  (510) 780-5400
          Fax:  (510) 780-5401
          E-mail: stock_admin@certicom.com

                                 INTRODUCTION

     Certicom Corp. is offering to exchange all outstanding options to purchase our common shares granted under the Certicom Corp. Stock Option Plan (the "Original Plan"), the Certicom Corp. 1997 Stock Option Plan, as amended as of October 19, 2000 (the "1997 Plan"), and the Certicom Corp. 2000 United States Stock Plan, as amended as of October 19, 2000 (the "2000 U.S. Plan," and with the Original Plan and the 1997 Plan, the "option plans") that have an exercise price per share of (USD) $10.00 or more, for new options that we will grant under the option plans. We are making this offer upon the terms and subject to the conditions set forth in this offer to exchange and in the related cover letter and letter of transmittal (which together, as they may be amended from time to time, constitute the "offer"). You may participate in this offer if you are an employee of Certicom or one of our subsidiaries who is otherwise eligible to receive options under an option plan. Notwithstanding the foregoing, however, directors and employees who are defined as officers for purposes of Section 16(b) of the Securities Exchange Act of 1934, as amended, each of whom is listed on Schedule C to this offer to exchange, are not eligible to participate.

     Options with exercise prices equal to (USD) $23.00 or more will be exchanged at a ratio of one new option for each two old options tendered for exchange. Options with exercise prices equal to (USD) $10.00 or more and less than or equal to (USD) $22.99 will be exchanged at a ratio of two new options for each three old options tendered for exchange. Options with exercise prices below (USD) $10.00 may not be tendered for exchange under this offer except as described below. Options with exercise prices less than (USD) $10.00 that are required to be tendered as described below will be exchanged at a ratio of one new option for each old option tendered for exchange. We will grant the new options on the first business day which is at least six months and one day following the date we cancel the options accepted for exchange by us. You may tender options for all of the common shares subject to your options. If you tender options for exchange, we will grant you new options under the appropriate option plan pursuant to a new option agreement between us and you. This offer is not conditioned upon a minimum number of options being tendered. However, you may only tender options for all or none of the common shares subject to an individual grant. In addition, except for the Supplemental Options, if you tender an option grant for exchange, you will be required to also tender for exchange all option grants that you received during the six months immediately prior to the business day after the expiration date. In other words, if you choose to tender any option grant for exchange, you must also tender all option grants received after April 26, 2001 (including those options with exercise prices less than (USD) $10.00), except for the Supplemental Options. If you attempt to tender some of your options but do not include all of the options granted to you after April 26, 2001 (except for the Supplemental Options), your entire tender will be rejected. In addition, this offer is subject to conditions which we describe in Section 6 of this offer to exchange.

     If you tender options for exchange, we will grant you new options under the applicable option plan pursuant to a new option agreement between us and you. The exercise price of the new options will be equal to the last reported sale price of our common shares on the Nasdaq National Market or The Toronto Stock Exchange, as provided for in the applicable option plan, on the date of grant. Each of the new options will have a vesting schedule whereby twenty-five percent (25%) of the options shall vest immediately upon issue, and the remaining options shall vest monthly in an equal amount until fully vested on the second anniversary of the grant date.

     As of August 31, 2001, options to purchase 6,914,007 shares of our common shares were issued and outstanding under the option plans. Of these options, options to purchase 1,232,198 shares of our common shares had an exercise price per share of (USD) $10.00 or more and were otherwise eligible for exchange in this offer. The common shares issuable upon exercise of options we are offering to exchange represent approximately 18% of the total common shares issuable upon exercise of all options outstanding under the option plans as of August 31, 2001.

     All options accepted by us pursuant to this offer will be canceled on the business day after the expiration date.

                                   THE OFFER

1. NUMBER OF OPTIONS; EXPIRATION DATE.

     Upon the terms and subject to the conditions of the offer, we are offering to exchange new options to purchase common shares under the option plans in return for all eligible outstanding options under the option plans that are properly tendered and not validly withdrawn in accordance with Section 4 before the "expiration date," as defined below. Eligible outstanding options are all options that have an exercise price per share of (USD) $10.00 or more; however, members of our board of directors and all employees who are defined as officers for purposes of Section 16(b) of the Securities Exchange Act of 1934, each of whom is listed on Schedule C to this offer to exchange, are not eligible to participate in the offer. We will not accept partial tenders of options for any portion of the shares subject to your options. Therefore, you may only tender options for all or none of the common shares subject to a particular option grant. In addition, if you tender an option grant for exchange, you will be required to also tender all option grants that you received during the six months immediately prior to the date we cancel tendered options accepted for exchange (including those options with exercise prices less than (USD) $10.00), except that you do not have to tender any Supplemental Options.

     If your options are properly tendered and accepted for exchange, you will be entitled to receive new options to purchase the number of shares of our common shares in the following ratios: options with exercise prices equal to
(USD) $23.00 or more will be exchanged at a ratio of one new option for each two old options tendered for exchange, options with exercise prices equal to (USD) $10.00 or more and less than or equal to (USD) $22.99 will be exchanged at a ratio of two new options for each three old options tendered for exchange, and options with exercise prices less than (USD) $10.00 that are required to be tendered as described above will be exchanged at a ratio of one new option for each old option tendered for exchange, subject to adjustments for any stock splits, stock dividends and similar events. The new options that we grant will be granted under the 1997 Plan for those option holders residing in Canada on the date of grant of the new options, and the 2000 U.S. Plan for those option holders residing in the United States on such date, regardless of whether the option holder's original option was under a different option plan. For example, if we accept and cancel options granted to an individual who is residing in Canada on the date of grant of the new options, the new options will be granted under our 1997 Plan, even if such individual's original option grant had been made under the 2000 U.S. Plan. IF YOU ARE NOT AN EMPLOYEE OF CERTICOM CORP. OR ONE OF OUR SUBSIDIARIES FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. YOU ALSO WILL NOT RECEIVE ANY OTHER CONSIDERATION FOR YOUR TENDERED OPTIONS IF YOU ARE NOT AN EMPLOYEE FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS. This means that if you die or quit or we terminate your employment prior to the date we grant the new options for any reason, you will not receive anything for the options that you tendered and we canceled.

     The term "expiration date" means 12:00 midnight, Eastern time, on October 25, 2001, unless and until we, in our discretion, have extended the period of time during which the offer will remain open, in which event the term "expiration date" refers to the latest time and date at which the offer, as so extended, expires. See Section 14 for a description of our rights to extend, delay, terminate and amend the offer.

     For purposes of the offer, a "business day" means any day other than a Saturday, Sunday or U.S. Federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.

2. PURPOSE OF THE OFFER.

     We issued or assumed the options outstanding under the option plans for the following purposes:

        . to provide our employees an opportunity to acquire or increase a proprietary interest in us, thereby allowing us to attract and motivate our employees and creating a stronger incentive for our employees to expend maximum effort for our growth and success; and

        . to encourage our employees to continue their employment by us.

     Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common shares. We believe these options are unlikely to be exercised in the foreseeable future. By making this offer to exchange outstanding options for new options that will have an exercise price equal to the market value of our common shares on the grant date, we intend to provide our employees with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives for employees and thereby maximize stockholder value.

     Except as otherwise disclosed in this offer to exchange or in our filings with the SEC, we presently have no plans or proposals that relate to or would result in:

     (a) any material corporate transaction, such as a material merger, reorganization or liquidation, involving us or any of our subsidiaries;

     (b) any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

     (c) any material change in our present dividend rate or policy, or our indebtedness or capitalization;

     (d) any change in our present board of directors or management, including a change in the number or term of directors or to fill any existing board vacancies or to change any executive officer's material terms of employment;

     (e) any other material change in our corporate structure or business;

     (f) our common shares not being authorized for quotation in an automated quotation system operated by a national securities association;

     (g) our common shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the United States Securities Exchange Act of 1934;

     (h) the suspension of our obligation to file reports pursuant to Section 15(d) of the United States Securities Exchange Act of 1934;

     (i) the acquisition by any person of any material amount of our securities or the disposition of any material amount of our securities; or

     (j) any change in our certificate of incorporation or bylaws, or any actions which may impede the acquisition of control of us by any person.

     Neither we nor our board of directors makes any recommendation as to whether you should tender your options, nor have we authorized any person to make any such recommendation. Note that the new options may have a higher exercise price than some or all of your current options. You are urged to evaluate carefully all of the information in this offer to exchange and to consult your own investment and tax advisors.

     You must make your own decision whether to tender your options for exchange.

3. PROCEDURES FOR TENDERING OPTIONS.

  Proper Tender of Options.

     To validly tender your options pursuant to the offer, you must, in accordance with the terms of the letter of transmittal, properly complete, duly execute and deliver to us the letter of transmittal, or a fax thereof, along with any other required documents. We will only accept a properly executed paper copy or a fax copy of your letter of transmittal and any other required documents. We will not accept delivery by e-mail. We must receive all of the required documents at 25821 Industrial Boulevard, Hayward, California 94545,
Attention: Gregory M. Capitolo (fax: (510) 780-5401), before the expiration date. Your new options will be granted on a date at least six months and one day after the date that we cancel the tendered options accepted for exchange.

     THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING LETTERS OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING OPTION HOLDER. IF DELIVERY IS BY MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE TIMELY DELIVERY. YOUR OPTIONS WILL NOT BE CONSIDERED TENDERED UNTIL WE RECEIVE THEM. WE WILL NOT ACCEPT DELIVERY BY E-MAIL.

     Members of our board of directors and all employees who are defined as officers for purposes of Section 16(b) of the Securities Exchange Act of 1934, each of whom is listed on Schedule A to this offer to exchange, are not eligible to participate in the offer.

  Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects.

     We will determine, in our discretion, all questions as to form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any tender of options. Our determination of these matters will be final and binding on all parties. We may reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we expect to accept all properly and timely tendered options which are not validly withdrawn. We may also waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular options or any particular option holder. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, and no one will be liable for failing to give notice of any defects or irregularities.

  Our Acceptance Constitutes an Agreement.

     Your tender of options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the offer. OUR ACCEPTANCE FOR EXCHANGE OF YOUR OPTIONS TENDERED BY YOU PURSUANT TO THE OFFER WILL CONSTITUTE A BINDING AGREEMENT BETWEEN US AND YOU UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE OFFER.

     Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly tendered options that have not been validly withdrawn.

4. WITHDRAWAL RIGHTS.

     You may only withdraw your tendered options in accordance with the provisions of this Section 4.

     You may withdraw your tendered options at any time before the expiration date. If the offer is extended by us beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer. In addition, unless we accept your tendered options for exchange before 12:00 midnight, Eastern time, on November 21, 2001, you may withdraw your tendered options at any time after November 21, 2001.

     To validly withdraw tendered options, you must deliver to us at the address set forth in Section 3 a written notice of withdrawal, or a fax thereof, with the required information, while you still have the right to withdraw the tendered options. The notice of withdrawal must specify the name of the option holder who tendered the options to be withdrawn, the grant date, exercise price and total number of option shares subject to each option to be withdrawn, and the number of option shares to be withdrawn. Except as described in the following sentence, the notice of withdrawal must be executed by the option holder who tendered the options to be withdrawn exactly as such option holder's name appears on the option agreement or agreements evidencing such options. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, the signer's full title and proper evidence of the authority of such person to act in such capacity must be indicated on the notice of withdrawal.

     You may not rescind any withdrawal, and any options you withdraw will thereafter be deemed not properly tendered for purposes of the offer, unless you properly re-tender those options before the expiration date by following the procedures described in Section 3.

     Neither we nor any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will anyone incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination of these matters will be final and binding.

5. ACCEPTANCE OF OPTIONS FOR EXCHANGE AND ISSUANCE OF NEW OPTIONS.

     Upon the terms and subject to the conditions of this offer and as promptly as practicable following the expiration date, we expect to accept for exchange and cancel options properly tendered and not validly withdrawn before the expiration date. If we cancel options accepted for exchange on October 26, 2001, you will be granted new options no sooner than April 29, 2002, which is the first business day that is at least six months and one day following the date we intend to cancel options accepted for exchange. If the offer is extended, then the grant date of the new options will also be extended.

     We intend to continue to review the option grants of all employees from time to time as part of our normal compensation program. As a result of this review, we may decide to grant you additional options. If we accept and cancel the options you tender in connection with the offer, however, the grant date and the pricing of any additional options that we may decide to grant to you will be deferred until a date that is at least six months and one day from the expiration of this offer. We have determined that it is necessary for us to defer the grant date and pricing of any such additional options to avoid incurring compensation expense against our earnings because of accounting rules that would apply to these interim option grants as a result of the offer.

     Your new options will entitle you to purchase the number of shares of our common shares in the following ratios: options with exercise prices equal to
(USD) $23.00 or more will be exchanged at a ratio of one new option for each two old options tendered for exchange, options with exercise prices equal to (USD) $10.00 or more and less than or equal to (USD) $22.99 will be exchanged at a ratio of two new options for each three old options tendered for exchange, and options with exercise prices less than (USD) $10.00 that are required to be tendered by the terms of this offer will be exchanged at a ratio of one new option for each old option tendered for exchange, subject to adjustments for any stock splits, stock dividends and similar events.

     PLEASE NOTE, HOWEVER, THAT IF YOU ARE NOT AN EMPLOYEE OF CERTICOM CORP. OR ONE OF OUR SUBSIDIARIES FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. YOU ALSO WILL NOT RECEIVE ANY OTHER CONSIDERATION FOR YOUR TENDERED OPTIONS IF YOU ARE NOT AN EMPLOYEE FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS. Certain employee leaves of absence that are approved by us in advance will not be deemed to constitute non-employment.

     For purposes of the offer, we will be deemed to have accepted for exchange options that are validly tendered and not properly withdrawn, if and when we give oral or written notice to the option holders of our acceptance for exchange of such options, which may be by press release. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly tendered options that are not validly withdrawn. Promptly after we accept tendered options for exchange, we will send each tendering option holder a letter indicating the number of shares subject to the options that we have accepted for exchange, the corresponding number of shares that will be subject to the new options and the expected grant date of the new options.

6. CONDITIONS OF THE OFFER.

     We will not be required to accept any options tendered for exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the United States Securities Exchange Act of 1934, as amended, if at any time on or after September 27, 2001, and before the expiration date, we determine that any of the following events has occurred and, in our reasonable judgment the occurrence of the event makes it inadvisable for us to proceed with the offer or to accept and cancel options tendered for exchange:

          (a) any threatened, instituted or pending action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the tendered options pursuant to the offer, the issuance of new options, or otherwise relates in any manner to the offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of Certicom Corp. or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the benefits that we believe we will receive from the offer;

          (b) any action is threatened, pending or taken, or any approval is withheld, or any statute, rule, regulation, judgment, order or injunction is threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

               (1) make the acceptance for exchange of, or issuance of new options for, some or all of the tendered options illegal or otherwise restrict or prohibit consummation of the offer or otherwise relates in any manner to the offer;

               (2) delay or restrict our ability, or render us unable, to accept for exchange, or issue new options for, some or all of the tendered options;

               (3) materially impair the benefits that we believe we will receive from the offer; or

               (4) materially and adversely affect the business, condition (financial or other), income, operations or prospects of our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries;

          (c) any change in generally accepted accounting standards which could or would require us for financial reporting purposes to record compensation expense against our earnings in connection with the offer;

          (d) a tender or exchange offer with respect to some or all of our common shares, or a merger or acquisition proposal for us, is proposed, announced or made by another person or entity or is publicly disclosed; or

          (e) any change or changes occurs in our business, condition (financial or other), assets, income, operations, prospects or stock ownership or in that of our subsidiaries that, in our reasonable judgment, is or may be material to us or our subsidiaries or materially impairs or may materially impair the benefits that we believe we will receive from the offer.

     The conditions to the offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the expiration date. We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 6 will be final and binding upon everyone.


7. PRICE RANGE OF COMMON SHARES UNDERLYING THE OPTIONS.

     Our common shares are listed and traded on the Nasdaq National under the symbol "CERT" and on the Toronto Stock Exchange, or the TSE, under the symbol "CIC". Our high and low sales prices of our common shares on the Nasdaq National Market for each quarter within the last fiscal year are shown below.


                                                                          U.S. $
                                                                ---------------------------
                                                                     High          Low
                                                                     ----          ---
                                                                -------------  ------------

Fiscal 2002 (ended April 30, 2002)
     First Quarter..........................................       $11.75        $ 1.53
     Second Quarter (through September 20, 2001)............       $ 4.08        $ 1.50
Fiscal 2001 (ended April 30, 2001)
     First Quarter (1)......................................       $37.44        $12.31
     Second Quarter.........................................       $47.23        $24.75
     Third Quarter..........................................       $37.00        $11.94
     Fourth Quarter.........................................       $20.78        $ 5.01

--------------
Note:

(1) Our common shares commenced trading on the Nasdaq National Market on May 2, 2000.

     The high and low sales prices of our common shares on the TSE for each quarter within our last two fiscal years are shown below, both in Canadian dollars and U.S. dollars. All currency conversions are based on the prevailing Cdn. $ to U.S.$ exchange rate on the last day of each respective quarter. For the Second Quarter of Fiscal 2002, the information concerning the exchange rates between U.S. dollars and Canadian dollars is based on the inverse of the noon buying rate in the City of New York on September 20, 2001 as certified for customs purposes by the Federal Reserve Bank of New York. On September 20, 2001, the noon buying rate was $0.6366.





                                                                       Cdn. $                    U.S. $
                                                            -----------------------------------------------------

                                                                 High          Low         High          Low
                                                                 ----          ---         ----          ---
                                                              -----------  -----------  -----------  ------------

Fiscal 2002 (ended April 30, 2002)
     First Quarter..........................................       $17.28       $ 2.33       $11.29     $ 1.52
     Second Quarter (through September 20, 2001)............       $ 6.20       $ 2.33       $ 3.95     $ 1.48
Fiscal 2001 (ended April 30, 2001)
     First Quarter..........................................       $56.25       $18.50       $37.80     $12.43
     Second Quarter.........................................       $69.45       $37.00       $45.48     $24.23
     Third Quarter..........................................       $57.00       $17.90       $38.01     $11.94
     Fourth Quarter.........................................       $31.00       $ 7.75       $20.18     $ 5.05

Fiscal 2000 (ended April 30, 2000)
     First Quarter..........................................      $  7.63       $ 5.18       $ 5.06     $ 3.44
     Second Quarter.........................................      $ 10.45       $ 5.65       $ 7.10     $ 3.84
     Third Quarter..........................................      $ 74.00       $ 9.45       $51.19     $ 6.54
     Fourth Quarter.........................................      $125.00       $27.65       $84.45     $18.68

     As of June 30, 2001, there were 30,981,583 of our common shares issued and outstanding. Except as otherwise indicated, all of the prices in the preceding tables, and elsewhere in this Schedule TO and all of the common share numbers in this document, reflect the 2-for-1 stock split of our outstanding common shares on July 12, 2000. On September 20, 2001, the last reported sale price of our common shares on the Nasdaq National Market was $1.72 (Cdn. $2.70 based on the exchange rate on September 20, 2001) and the TSE was Cdn. $2.62 ($1.67) based on the exchange rate on September 20, 2001).


  WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON SHARES BEFORE DECIDING WHETHER TO TENDER YOUR OPTIONS.

8. SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF NEW OPTIONS.

   Consideration.

     We will issue new options to purchase common shares under the applicable option plan (based on the place of residence of the optionee, as more fully described in the next section, entitled "Terms of New Options") in exchange for outstanding eligible options properly tendered and accepted for exchange by us. You will receive one option for every two options you tender for exchange with exercise prices equal to (USD) $23.00 or more, you will receive two new options for every three options you tender for exchange with exercise prices equal to
(USD) $10.00 or more and less than or equal to (USD) $22.99, and you will receive one new option for each old option you tender for exchange with an exercise price less than (USD) $10.00 that is required to be tendered by the terms of this offer, all subject to adjustments for any stock splits, stock dividends and similar events. If we receive and accept tenders of all outstanding eligible options, we expect to grant new options to purchase a total of 727,857 shares of our common shares.

   Terms of New Options.

     The new options will be issued under the applicable option plan pursuant to a new option agreement between us and each option holder who has tendered options in the offer. We will use your residence upon the date of grant of the new options to determine which option plan will govern your new options. For those option holders residing in Canada on the date of grant of the new options, the new options that we grant will be granted under the 1997 Plan. For those option holders residing in the United States on such date, the new options we grant will be granted under the 2000 U.S. Plan. The option plan under which your new options will be granted will not necessarily be the option plan under which your original options were granted. For example, if we accept and cancel options granted to an individual who is residing in Canada on the date of grant of the new options, the new options will be granted under our 1997 Plan, even if such individual's original option grant had been made under the 2000 U.S. Plan. The new option agreements under the 2000 U.S. Plan and the 1997 Plan will be substantially the same as the respective form option agreements attached as Exhibit (d)(4) and Exhibit (d)(5) to the Tender Offer Statement on Schedule TO that we filed with the SEC on September 27, 2001.

     The issuance of new options under this offer will not create any contractual or other right of the recipients to receive any future grants of stock options or benefits in lieu of stock options or any right of continued employment.

     The following description of the option plans and the new option agreements is only a summary, and may not be complete. For complete information please refer to the copies of the option plans and the new option agreements that have been filed with the SEC as exhibits to the Tender Offer Statement on Schedule TO. You may also contact us at Certicom Corp., Attention: Gregory M. Capitolo, 25821 Industrial Boulevard, Hayward, California 94545 (telephone: (510) 780-5400, fax: (510) 780-5401) or e-mail: stock_admin@certicom.com) to request copies of the option plans or the forms of the new option agreements, which will be provided at our expense.

     The following description summarizes the material terms of the option plans and the options granted under the option plans.

   General Information.

     The Original Plan provides that the total number of shares reserved and available for grant under that plan is currently 1,000,000. The compensation committee of our board of directors may grant options to employees and directors of the company or of a subsidiary of the company and any other person or corporation approved by such committee. Each option granted under the plan is evidenced by an agreement in such form and contains such provisions as the committee may from time to time approve, and which will comply with and be subject to the terms and conditions of the plan.

     The 1997 Plan provides that the total number of shares reserved and available for grant under that plan is currently 8,000,000. The compensation committee of our board of directors may grant options to any director, employee or any other person or corporation approved by such committee. Each option granted under the plan is evidenced by an agreement in such form and contains such provisions as the committee may from time to time approve, and which will comply with and be subject to the terms and conditions of the plan.

     The 2000 U.S. Plan provides that the total number of shares reserved and available for grant under that plan is currently 3,000,000. The compensation committee of our board of directors may grant options to directors, officers and employees of the company and/or any of its subsidiaries and consultants of the company; provided that, no grant of options may be made to any person who is not a United States resident on the date such options are approved for grant by such committee. Each option granted under the plan is evidenced by an agreement in such form and contains such provisions as the committee may from time to time approve, and which will comply with and be subject to the terms and conditions of the plan.

     The option plans permit the granting of options intended to qualify as incentive options under the Internal Revenue Code and the granting of options that do not qualify as incentive options.

   Administration.

     The option plans are administered by the compensation committee of our board of directors consisting of three directors. Subject to the provisions of the Original Plan, the committee is authorized and empowered to: (i) establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Original Plan; (ii) interpret and construe the Original Plan and to determine all questions arising out of the Original Plan and any option granted pursuant to the Original Plan; (iii) determine to which eligible persons options are granted and to grant options; (iv) determine the number of shares covered by each option; (v) determine the option price;
(vi) determine the time or times when options will be granted and exercisable;
(vii) determine if the shares that are subject to an option will be subject to any restrictions upon the exercise of such option; and (viii) prescribe the form of the instruments relating to the grant, exercise and other terms of options.


     Subject to the general purposes, terms and conditions of the 1997 Plan, the committee has power to (i) establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the 1997 Plan;
(ii) interpret and construe the 1997 Plan and to determine all questions arising out of the 1997 Plan and any option granted pursuant to the 1997 Plan; (iii) determine to which eligible persons options are to be granted and to grant options; (iv) determine the number of common shares covered by each option; (v) determine the option price; (vi) determine the time or times when options will be granted and exercisable; (vii) determine if the common shares that are subject to an option will be subject to any restrictions upon the exercise of such options; and (viii) prescribe the form of the instruments relating to the grant, exercise and other terms of option shares.

     Subject to the express terms and conditions of the 2000 U.S. Plan, the committee is authorized to prescribe, amend and rescind rules and regulations relating to the 2000 U.S. Plan, and to make all other determinations necessary or advisable for its administration and interpretation. Specifically, the committee has full and final authority in its discretion, subject to the specific limitations on that discretion as are set forth in the 2000 U.S. Plan and in the organic instruments of the company, at any time: (i) to select and approve the eligible participants to whom options will be granted from time to time under the 2000 U.S. Plan; (ii) with respect to each option it decides to grant, to determine the terms and conditions of that option to be set forth in the option agreement evidencing that option (the form of which also being subject to approval by the committee); and (iii) to delegate all or a portion of the committee's authority to one or more members of the board of directors of the company who also are executive officers of the company, subject to such restrictions and limitations as the committee may decide to impose on such delegation.

   Exercise and Termination of Awards.

     The terms and conditions applicable to the exercise of awards and the events or occurrences which may trigger the acceleration, termination or forfeiture of the new options under the option plans are set forth in the applicable option plan and agreements entered into between us and the respective participant.

   Term.

     The term of each option under the option plans will be fixed by the compensation committee and may not exceed ten years from the date of grant for options granted under the Original Plan and the 1997 Plan and may not exceed five years from the date of grant for options granted under the 2000 U.S. Plan.

     No awards may be made under the Original Plan after the date 10 years from the date of adoption of the Original Plan. The board of directors may amend or discontinue the Original Plan at any time; provided, however, that no such amendment may, without the consent of the optionee, alter or impair any option previously granted to an optionee under the Original Plan.

     Except as otherwise provided in the 1997 Plan, options may be granted only within the ten-year period from the date such plan was adopted by the board of directors of the company.

     The 2000 U.S. Plan will expire on the tenth anniversary of the date of its adoption by the shareholders of the company unless it is terminated earlier by the board of directors of the company, after which no more options may be granted under the 2000 U.S. Plan, although all outstanding options granted prior to such expiration or termination will remain subject to the provisions of the 2000 U.S. Plan, and no such expiration or termination of the 2000 U.S. Plan will result in the expiration or termination of any such option prior to the expiration or early termination of the applicable option term.

   Exercise Price.

     The exercise price of the new options to be granted pursuant to the offer will be equal to the last reported sale price of our common shares on the Nasdaq National Market or The Toronto Stock Exchange, as provided for in the applicable option plan, on the date of grant.

   Vesting and Exercise.

     The compensation committee has the authority to determine at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. The exercisability of options may be accelerated by the compensation committee. Each of the new options will have a vesting schedule whereby twenty-five percent (25%) of the options shall vest immediately upon issue, and the remaining options shall vest monthly in an equal amount until fully vested on the second anniversary of the grant date.

   Payment of Exercise Price.

     Exercise of new options under the option plans may be made, in whole or in part, by delivery of a written notice to us on any business day at our principal office addressed to the attention of the compensation committee, which specifies the number of shares for which the option is being exercised and which is accompanied by payment in full of the applicable exercise price. Payment of the option exercise price for the new options under the option plans must be made by delivery of the type of consideration allowed under the applicable plan.

   Amendment and Termination of the Option Plans.

     Our board may amend or terminate the option plans at any time and in any manner, subject to certain restrictions.

  No Stockholder Rights and Employment Rights.

     A participant shall have no stockholder rights with respect to the shares of our common shares subject to his or her outstanding awards until such shares are purchased in accordance with the provisions of the applicable option plan. Nothing in any of the option plans confers upon the participant any right to continue in our employ.

   Registration of Option Shares.

     All common shares issuable upon exercise of options under the option plans, including the shares that will be issuable upon exercise of all new options to be granted pursuant to the offer, have been registered under the United States Securities Act of 1933 on a registration statement on Form S-8 filed with the SEC. Unless you are one of our affiliates, you will be able to sell your option shares free of any transfer restrictions under applicable securities laws.

  Tax Consequences.

     You should refer to Sections 13 and 14 for a discussion of the U.S. Federal income tax and Canadian tax consequences of accepting or rejecting the new options under this offer to exchange. Whether you are an employee based inside or outside of the United States or Canada, we recommend that you consult with your own tax advisor to determine the tax consequences of this transaction under the laws of the country in which you live and work.

9. INFORMATION CONCERNING CERTICOM CORP.


     We are a leading provider of information security software and services, specializing in solutions for mobile e-business. Our products and services are specifically designed to address the challenges imposed by a wireless data environment. We offer comprehensive solutions that incorporate our efficient encryption technology and are based on industry standards for information security that utilize public-key cryptography. We believe that the addition of our products to wireless infrastructures will help to build the trust and confidence necessary for the success of mobile e-business.

     Historically, we have focused on the development and marketing of cryptographic and information security protocol toolkits. Today, our comprehensive product offering includes an enabling technologies suite, which allows original equipment manufacturers, or OEMs, to develop secure e-business applications; our trust services, which provide OEMs and enterprises with the necessary public-key infrastructure, or PKI, management tools and certificate services to authenticate users and servers; and our enterprise application software, which provides virtual private network, or VPN, security and strong personal digital assistant, or PDA, data security for enterprises wanting to enable a mobile workforce. In addition, we provide consulting and systems integration services to assist our customers in designing and implementing efficient security solutions. Our products and services solve difficult security problems for the world's leading providers of computing and communication products. OEM customers integrate our enabling technologies into their hardware and software products, then sell the finished products to consumers or enterprise customers. In addition, we sell our enterprise application software directly to Fortune 1000 companies.

     Our headquarters are located in Hayward, California. The address of our principal executive office is 25821 Industrial Boulevard, Hayward, California 94545, where the telephone number is (510) 780-5400. Our Internet address on the worldwide web is http://www.certicom.com. Information contained on our website does not constitute a part of this offer to exchange.

     Financial Information. Attached as Schedule A and incorporated herein by reference are Certicom Corp.'s Audited Consolidated Financial Statements and Management's Discussion and Analysis of Financial Conditions from Certicom Corp.'s. Report for the Fiscal Year ended April 30, 2001, filed on Form 10-K on July 30, 2001. Attached as Schedule B and incorporated herein by reference are Certicom Corp.'s Condensed Consolidated Financial Statements (Unaudited) and Management's Discussion and Analysis of Financial Condition and Results of Operations from Certicom Corp.'s Report for the Quarterly Period Ended July 31, 2001, filed on Form 10-Q on September 14, 2001.

     See Section 17 ("Additional Information"), beginning on page 30, for instructions on how you can obtain complete copies of our SEC reports that contain audited financial statements referenced above.

10. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OPTIONS.

     A list of our directors and executive officers is attached to this offer to exchange as Schedule C. As of August 31, 2001, our 13 executive officers and directors as a group beneficially owned options outstanding under the option plans to purchase a total of 2,714,680 shares of our common shares, which represented approximately 39% of the shares subject to all options outstanding under the plans as of that date. Of the 2,714,680 shares, 1,608,608 shares were vested and 1,106,072 shares were unvested as of August 31, 2001. Although certain of these options have an exercise price per share greater than $10.00, our directors and executive officers are not eligible to participate in this offer to exchange.

     Except for ordinary course grants of stock options to employees who are not executive officers, there have been no transactions in options to purchase our common shares or in our common shares which were effected during the past 60 days by Certicom Corp. or, to our knowledge, by any executive officer, director, affiliate or subsidiary of Certicom Corp.

11. STATUS OF OPTIONS ACQUIRED BY US IN THE OFFER; ACCOUNTING CONSEQUENCES OF THE OFFER.

     Options we acquire pursuant to the offer will be canceled and the common shares subject to those options will be returned to the pool of shares available for grants of new options under the applicable option plan and for issuance upon the exercise of such new options. To the extent such shares are not fully reserved for issuance upon exercise of the new options to be granted in connection with the offer, the shares will be available for future awards to employees and other eligible plan participants without further stockholder action, except as required by applicable law or the rules of the Nasdaq National Market, The Toronto Stock Exchange or any other securities quotation system or any stock exchange on which our common shares is then quoted or listed.

     Except for the Supplemental Options, Certicom will also require each option holder to tender all option grants that he or she received during the six months immediately prior to the business day after the expiration date.

     We have determined that we will also incur compensation expense against our earnings if we grant any options to a tendering option holder between the date hereof and the date that we grant the new options. As a result, we will not grant any new options to a tendering option holder during the period prior to the date of the grant of the new options.

12. LEGAL MATTERS; REGULATORY APPROVALS.

     We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of options and issuance of new options as contemplated by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our options as contemplated herein. Should any such approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We are unable to predict whether we may determine that we are required to delay the acceptance of options for exchange pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the offer to accept tendered options for exchange and to issue new options for tendered options is subject to conditions, including the conditions described in Section 6.

13. MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.

     The following is a general summary of the material U.S. Federal income tax consequences of the exchange of options pursuant to the offer. This discussion is based on the Internal Revenue Code, its legislative history, Treasury Regulations and administrative and judicial interpretations as of the date of the offer, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders.

     If you exchange outstanding incentive or nonqualified stock options for new options, you will not be required to recognize income for U.S. Federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange. At the date of grant of the new options, you will not be required to recognize additional income for U.S. Federal income tax purposes. The grant of options is not recognized as taxable income.

     U.S. Federal Income Tax Consequences for Outstanding Incentive Stock Options. You will not be subject to any current income tax if you elect to exchange your incentive stock options in exchange for new options.

     Under current law you should not have realized taxable income when the incentive stock options were granted to you under the option plans. In addition, you generally will not realize taxable income when you exercise an incentive stock option. However, your alternative minimum taxable income will be increased by the amount that the aggregate fair market value of the shares you purchase under the option, which is generally determined as of the date you exercise the option, exceeds the aggregate exercise price of the option. Except in certain circumstances that are described in your option plan and option agreement, such as your death or disability, if an option is exercised more than three months after your employment is terminated, the option will not be treated as an incentive stock option and is subject to taxation under the rules applicable to nonqualified stock options that are discussed below.

     If you sell common shares that you acquired by exercising an incentive stock option, the tax consequences of the sale depend on whether the disposition is "qualifying" or "disqualifying." The disposition of the common shares is qualifying if it is made after the later of: (a) two years from the date the incentive stock option was granted or (b) at least one year after the date the incentive stock option was exercised. For purposes of this rule, the new options you receive in exchange for your existing options will be treated as granted on the date of issuance of the new options.

     If the disposition of the common shares you received when you exercised incentive stock options is qualifying, any excess of the sale price over the exercise price of the option will be treated as long-term capital gain taxable to you at the time of the sale. If the disposition is not qualifying, which we refer to as a "disqualifying disposition," the excess of the sale price over the exercise price will be taxable income to you at the time of the sale. Of that income, the amount up to the excess of the fair market value of the common shares at the time the option was exercised over the exercise price will be ordinary income for income tax purposes and the balance, if any, will be long or short-term capital gain, depending on whether or not the common shares was sold more than one year after the option was exercised.

     If you sell common shares you received when you exercised an incentive stock option in a qualifying disposition, we will not be entitled to a deduction equal to the gain you realize when you completed that sale. However, if you sell, in a disqualifying disposition, common shares you received when you exercised an incentive stock option, we will be entitled to a deduction equal to the amount of compensation income taxable to you.

     For an option to qualify as an incentive stock option, the value of the shares subject to the option that first become exercisable in any one calendar year cannot exceed $100,000, determined by using the fair market value of the shares on the date the option is granted, which is generally equal to the exercise price of the option. To the extent the value of the shares subject to your new option exceeds this $100,000 per year limitation, the remainder of the option will be treated for tax purposes as a nonqualified option, with the consequences described below, even if you receive this option in exchange for an incentive stock option. If your new option has a higher exercise price than some or all of your old incentive stock options, or if a larger portion of your new option vests immediately because of the carryover of your vesting schedule, it is possible that your new option will exceed the incentive stock option limitation.

     U.S. Federal Income Tax Consequences of Nonqualified Stock Options. Under current law, you will not realize taxable income upon the grant of a non-incentive or nonqualified stock option. However, when you exercise the option, the difference between the exercise price of the option and the fair market value of the shares you purchase pursuant to the exercise of the option on the date of exercise will be treated as taxable compensation income to you, and you will be subject to withholding of income and employment taxes at that time. We will generally be entitled to a deduction equal to the amount of compensation income taxable to you.

     The subsequent sale of the shares acquired pursuant to the exercise of a non-incentive stock option generally will give rise to capital gain or loss equal to the difference between the sale price and the sum of the exercise price paid for the shares plus the ordinary income recognized with respect to the shares, and these capital gains or losses will be treated as long-term capital gains or losses if you held the shares for more than one year following exercise of the option.

     WE STRONGLY RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO COUNTRY, STATE AND LOCAL TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER.

14. CERTAIN TAX CONSEQUENCES FOR CANADA BASED EMPLOYEES.

     If you are a Canada based employee of Certicom or one of our subsidiaries, there are certain tax consequences and conditions of the offer that may apply depending on your tax status for Canadian tax purposes. WE STRONGLY RECOMMEND THAT YOU CONTACT YOUR PERSONAL TAX ADVISOR TO ASSIST YOU IN DETERMINING YOUR CANADIAN TAX STATUS.

     The following is a summary of the principal Canadian federal income tax consequences generally applicable to certain employees of Certicom or corporations with which it does not deal at arm's length arising from the exchange of employee stock options for new options of Certicom, the exercise of the new options and the holding and disposition of Common Shares acquired on the exercise of the new options.

     The following applies and is limited to optionees who are individuals who, for purposes of the Act (as defined below) and at all relevant times, deal at arm's length with and are not affiliated with Certicom, its subsidiaries and affiliates and will hold any Common Shares acquired on exercise of their existing options or new options as capital property. The following also assumes that optionees acquired their options by virtue of their employment and did not pay anything for their options and that, in respect of each option, the amount payable pursuant to the option to acquire the Common Shares that are the subject of the option is not less than the fair market value of such Common Shares on the date the option was granted.

     This summary is based upon the current provisions of the Income Tax Act (Canada) and the regulations thereunder (the "Act") and the Canada-United States Income Tax Convention (the "Treaty"), all specific proposals to amend the Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposals") and the current published administrative and assessing practices of the Canada Customs and Revenue Agency. This summary is not exhaustive of all possible Canadian income tax consequences and does not take into account or anticipate any changes in law (other than the Proposals) and does not take into account provincial or territorial tax consequences or the tax laws of any country other than Canada. No assurance can be given that the Proposals will be enacted in the form proposed or at all.

     This summary is not intended to be legal or tax advice to the optionees. The tax consequences to optionees arising from the exchange of the options is uncertain. Accordingly, optionees are urged to consult their own advisors about their particular circumstances.

Non-Residents of Canada

     This portion of the summary applies and is limited to optionees who, at all relevant times, are not resident in Canada for purposes of the Act and are resident in the United States for purposes of the Treaty.

     Exchange. The exchange of existing options for new options pursuant to this tender offer by an optionee generally will not give rise to any Canadian tax liability to the optionee unless the existing options were granted in connection with employment duties performed by the optionee in Canada.

     In respect of any options held by an optionee that were granted in connection with employment duties performed by the optionee in Canada, the tax treatment of the exchange of such options for new options will depend on whether the exchange is treated for purposes of the Act as a giving rise to a taxable disposition of the options (a "taxable transaction") or as a tax-deferred "rollover" of the options for the new options (a "tax-deferred transaction").

     In order for the exchange to qualify as a tax-deferred transaction, it would have to be considered that no consideration was received on the exchange other than the new options. In particular, the exchange could not be considered to have been an exchange of the options for an agreement by Certicom to grant the new options at a future date. In order for the exchange to qualify as a tax-deferred transaction, it would also have to be considered that the "value" of the new options (determined immediately after the disposition of the options) does not exceed the "value" of the options (determined immediately before the disposition of the options). The value of the new options is measured as the excess of the value of the Common Shares that are the subject of the new options (determined immediately after the disposition of the options) over the amount payable pursuant to the new options to acquire such Common Shares. The value of the options is measured as the excess of the value of the Common Shares that are the subject of the options (determined immediately before the disposition of the options) over the amount payable pursuant to the options to acquire such Common Shares.

     If the exchange qualifies as a tax-deferred transaction, the exchange will not give rise to any disposition of the options, and the new options will be deemed to be the same options as and a continuation of the options tendered pursuant to this offer. In such circumstances, an optionee's cost of the new options will be nil.

     If the exchange does not qualify as a tax-deferred transaction, and, therefore, is a taxable transaction, the exchange will give rise to a disposition of the options. On such disposition, the value of the consideration received by the optionee for the options will be deemed to be a benefit received by the optionee and included in computing the optionee's income from employment for the year in which the options are disposed of. An optionee may be entitled to a deduction in computing taxable income in an amount equal to one-half of the amount of such employment income. Such deduction generally will be available where the amount payable pursuant to the new options to acquire the Common Shares that are the subject of the new options is not less than the fair market value of such Common Shares on the date the new options are granted. Where an optionee would otherwise be subject to tax in Canada on such employment income, the optionee may be entitled to claim an exemption from Canadian tax in respect of such employment income under the Treaty. Where an optionee acquires new options in a taxable transaction, the optionee's cost of the new options will be equal to the fair market value of the consideration given for the new options (which may be either the options or the Agreement). There is the potential for an optionee to realize double tax to the extent that the fair market value of the new options exceeds the fair market value of the existing options.

     Where the exchange is considered to be an exchange of options for Certicom's agreement to issue new options, the issuance of the new options pursuant to that agreement may be considered to give rise to a disposition of such agreement. On such disposition, the value of the consideration received by the optionee for the options will be deemed to be a benefit received by the optionee and included in computing the optionee's income from employment for the year in which such agreement is disposed of. Such employment benefit would be taxed as described above, but the one-half deduction of the employment benefit will not be available.

     Exercise. The exercise of a new option by an optionee generally will not give rise to any Canadian tax liability to the optionee unless the new option was issued in exchange for options that were granted in connection with employment duties performed by the optionee in Canada.

     In respect of a new option held by an optionee that was issued in exchange for options that were granted in connection with employment duties performed by the optionee in Canada, where in a taxation year the optionee acquires Common Shares on the exercise of the new option, the amount, if any, by which the fair market value of the Common Shares at the time they are acquired by the optionee exceeds the amount paid or to be paid by the optionee for the Common Shares (less the cost to the optionee of the new option) will be deemed to be a benefit received by the optionee and included in computing the optionee's income from employment for that taxation year. An optionee may be entitled to a deduction in computing taxable income in an amount equal to one-half of the amount of such employment income. Such deduction generally will be available where either (a) the exchange of options for new options was a tax-deferred transaction, or (b) the exchange of options for new options was a taxable transaction and the amount payable pursuant to the new options to acquire the Common Shares that are the subject of the new options is not less than the fair market value of such Common Shares on the date the new options are granted. Where an optionee would otherwise be subject to tax in Canada on such employment income, the optionee may be entitled to claim an exemption from Canadian tax in respect of such employment income under the Treaty. The adjusted cost base to an optionee of Common Shares acquired on the exercise of a new option will be equal to the fair market value of the Common Shares on the date such shares are acquired by the optionee.

     Dividends. Dividends paid by Certicom to an optionee on Common Shares acquired on exercise of a new option will generally be subject to non-resident withholding tax at the rate of 15%.

     Disposition. Where an optionee disposes of Common Shares acquired on exercise of a new option, other than to Certicom in a transaction not in the open market as discussed below, the optionee will generally not be subject to tax in Canada in respect of the gain, if any, from such disposition unless, at the time of the disposition, the Common Shares are not listed on a prescribed stock exchange, or, at any time during the 60 month period ending at the time of the disposition, the optionee, persons with whom the optionee did not deal at arm's length or the optionee and such persons together owned or had an interest in or option in respect of 25% or more of the issued shares of any class or series of shares of the capital stock of Certicom. A gain realized upon the disposition of Common Shares by an optionee which is otherwise subject to Canadian tax may be exempt from Canadian tax under the Treaty.

     Where an optionee disposes of Common Shares on an acquisition of such shares by Certicom, other than a purchase in the open market in the manner in which shares would normally be purchased by any member of the public in the open market, the amount paid by Certicom in excess of the paid-up capital of such Common Shares will be treated as a dividend, and will be subject to non-resident withholding tax as described above under the heading "Dividends". The optionee may also realize a capital gain on such a disposition but would be exempt from tax in Canada on the gain in the circumstances described above.

Residents of Canada

     This portion of the summary applies and is limited to optionees who are resident in Canada for purposes of the Act.

     Exchange. The exchange of options for new options by an optionee generally will give rise to the same tax consequences as described above for non-residents of Canada in respect of options granted in connection with employment duties performed by the optionee in Canada. See "Non-residents of Canada - Exchange".

     Exercise. Subject to deferral described below, the exercise of a new option by an optionee generally will give to the same tax consequences as described above for non-residents of Canada in respect of new options issued in exchange for options granted in connection with employment duties performed by the optionee in Canada. See "Non-residents of Canada - Exercise".

     Generally, the taxable benefit to an optionee resulting from the exercise of a new option may be deferred until the time the Common Shares acquired on exercise of the new option are sold, subject to a limit of $100,000 worth of new options that vest each year (determined by reference to the fair market value of the Common Shares at the date the new options are granted). In order to qualify for the deferral, the optionee must not own 10% or more of Certicom's stock and must file an election with Certicom by January 15th of the year following the year in which the Common Shares are acquired. In addition, in order to qualify for the deferral, either (a) the exchange of options for new options must have been a tax-deferred transaction, or (b) the exchange of options for new options was a taxable transaction and the amount payable pursuant to the new options to acquire the Common Shares that are the subject of the new options must not be less than the fair market value of such Common Shares on the date the new options are granted. The optionee and Certicom are jointly liable for reporting the deferred taxable benefit in a prescribed form.

     Dividends. Dividends received or deemed to be received on the Common Shares must be included in computing an optionee's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

     Disposition. Optionees who dispose of Common Shares, other than to Certicom in a transaction not in the open market as discussed below, will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition exceed the optionee's adjusted cost base of the Common Shares plus reasonable costs of disposition. One-half of a capital gain must be include in the optionee's income as a taxable capital gain, and one-half of a capital loss may be deductible by the optionee as an allowable capital loss against taxable capital gains to the extent and under the circumstances in the Act. Capital gains realized by individuals may be subject to alternative minimum tax. In addition, any employment benefit that has been deferred by an optionee will be included in the employee's income as income from employment.

     Where an optionee disposes of Common Shares on an acquisition of such shares by Certicom, other than a purchase in the open market in the manner in which shares would normally be purchased by any member of the public in the open market, the amount paid by Certicom in excess of the paid-up capital of such Common Shares will be treated as a dividend, and will be taxed as described above under the heading "Residents of Canada - Dividends". The optionee may also realize a capital gain (or a capital loss) on such a disposition, which would be taxed as described above.

15. EXTENSION OF OFFER; TERMINATION; AMENDMENT.

     We may from time to time, extend the period of time during which the offer is open and delay accepting any options tendered to us by publicly announcing the extension and giving oral or written notice of the extension to the option holders and making a public announcement thereof. If the offer is extended, then the grant date of the new options will also be extended.

     We also expressly reserve the right, in our reasonable judgment, prior to the expiration date to terminate or amend the offer and to postpone our acceptance and cancellation of any options tendered for exchange upon the occurrence of any of the conditions specified in Section 6, by giving oral or written notice of such termination or postponement to the option holders and making a public announcement thereof. Our reservation of the right to delay our acceptance and cancellation of options tendered for exchange is limited by Rule 13e-4(f)(5) promulgated under the United States Securities Exchange Act of 1934, which requires that we must pay the consideration offered or return the options tendered promptly after termination or withdrawal of a tender offer.

     Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in Section 6 has occurred or is deemed by us to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the offer to option holders or by decreasing or increasing the number of options being sought in the offer.

     Amendments to the offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment must be issued no later than 9:00 a.m., Eastern time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement made pursuant to the offer will be disseminated promptly to option holders in a manner reasonably designated to inform option holders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a press release to the Dow Jones News Service.

     If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the United States Securities Exchange Act of 1934. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information.

16. FEES AND EXPENSES.

      We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of options pursuant to this offer to exchange.

17. ADDITIONAL INFORMATION.

     We have filed with the SEC a Tender Offer Statement on Schedule TO, of which this offer to exchange is a part, with respect to the offer. This offer to exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials which we have filed with the SEC before making a decision on whether to tender your options:

     (a) Our Annual Report on Form 10-K for the year ended April 30, 2001, filed July 31, 2001;

     (b) Our Quarterly Report on Form 10-Q for the quarter ended July 31, 2001, filed September 14, 2001; and

     (c) The description of our common shares contained in our registration statement on Form 8-A

     (File No. 1-15010) filed on March 14, 2000, including all amendments or reports updating this description.

     These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the following SEC public reference rooms:

--------------------------------------------------------------------------------
450 Fifth Street, N.W.                                 500 West Madison Street
Room 1024                                              Suite 1400
Washington, D.C. 20549                                 Chicago, Illinois 60661
--------------------------------------------------------------------------------

You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC's Internet site at http://www.sec.gov.

     Our common shares is quoted on the Nasdaq National Market under the symbol "CERT" and on The Toronto Stock Exchange under the symbol "CIC" and our SEC filings can be read at the following Nasdaq address:

     Nasdaq Operations
     1735 K Street, N.W.
     Washington, D.C.  20006

     We will also provide without charge to each person to whom a copy of this offer to exchange is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to:

     Certicom Corp.

     Attention: Gregory M. Capitolo
     25821 Industrial Boulevard
     Hayward, CA  94545
     Telephone:  (510) 780-5400
     Fax:  (510) 780-5401
     E-mail:  stock_admin@certicom.com

between the hours of 9:00 a.m. and 4:00 p.m., Hayward, California local time. As you read the documents listed in Section 17, you may find some inconsistencies in information from one document to another. Should you find inconsistencies between the documents, or between a document and this Offer to Exchange, you should rely on the statements made in the most recent document. The information contained in this Offer to Exchange about Certicom Corp. should be read together with the information contained in the documents to which we have referred you.

18. FORWARD LOOKING STATEMENTS; MISCELLANEOUS.

     This offer to exchange and our SEC reports referred to above include "forward-looking statements" that involve substantial uncertainties. When used in this offer to exchange, the words "anticipate," "believe," "estimate," "expect," "intend" and "plan" as they relate to Certicom Corp. or our management are intended to identify these forward-looking statements. All statements by us regarding our expected future financial position and operating results, our business strategy, our financing plans and expected capital requirements, forecasted trends relating to our services or the markets in which we operate and similar matters are forward- looking statements. Actual results may differ materially. Due to increasing uncertainties in the our market, our degree of visibility on future revenues and earnings and associated confidence level in forecast information is less than in the past. Factors that might cause a difference include, but are not limited to, the number of options tendered by employees for exchange under the proposed plan, future stock price fluctuations, the impact of issuing shares of the company's Common Shares, the acceptance of mobile and wireless devices and the continued growth of e-commerce and m-commerce, the increase of the demand for mutual authentication in m-commerce transactions, the acceptance of Elliptic Curve Cryptography (ECC) technology as an industry standard, the market acceptance of our principal products and sales of our customer's products, the impact of competitive products and technologies, the possibility of our products infringing patents and other intellectual property of fourth parties, costs of product development, and other risk factors listed from time to time in the reports and other documents Certicom files with the United States Securities and Exchange Commission. Certicom assumes no obligation to revise or update the forward-looking statements contained in this Offer to Exchange to reflect events or circumstances after the date hereof.

     We cannot guarantee future results, performance or achievements. We do not intend to update this Offer to Exchange to conform any forward-looking statements to actual results. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this Offer to Exchange.

     We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will tenders be accepted from or on behalf of, the option holders residing in such jurisdiction.

     WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS PURSUANT TO THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU.

WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE RELATED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

                                      Certicom Corp.

September 27, 2001.

                                  SCHEDULE A

         CONSOLIDATED FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION
        AND ANALYSIS OF FINANCIAL CONDITION FROM CERTICOM CORP.'S ANNUAL
             REPORT FOR THE FISCAL YEAR ENDED APRIL 30, 2001, FILED
                         ON FORM 10-K ON JULY 30, 2001.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders Certicom Corp.:

     We have audited the accompanying consolidated balance sheet of Certicom Corp. and subsidiaries as of April 30, 2001, and the related consolidated statements of operations, comprehensive loss, shareholders' equity, and cash flows for the year then ended. In connection with our audit of the consolidated financial statements, we have also audited the accompanying financial statement schedule related to the fiscal year ended April 30, 2001. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Certicom Corp. and subsidiaries as of April 30, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the financial statement schedule related to the fiscal year ended April 30, 2001, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                                            /s/ KPMG LLP
San Francisco, California
June 1, 2001

To the Board of Directors and Shareholders of Certicom Corp.

     We have audited the accompanying consolidated balance sheet of Certicom Corp. and its subsidiaries as at April 30, 2000 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the two years in the period ended April 30, 2000. Our audits also included the financial statement schedules listed in the index at item 14. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Certicom Corp. and its subsidiaries as at April 30, 2000, and the results of their operations and their cash flows for each of the two years in the period ended April 30, 2000 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

     Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States of America. We reported separately to the shareholders of the Company on financial statements for the same period prepared in accordance with accounting principles generally accepted in Canada.

                                                      /s/ Deloitte & Touche LLP
                                                      Chartered Accountants
Toronto, Ontario
June 13, 2000

                        CERTICOM CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
            (In thousands of U.S. dollars, except number of shares)


                                                                                       April 30,
                                                                                 -------------------
                                                                                   2001       2000
                                                                                 --------   --------
                              ASSETS
                              ------
Current assets:
 Cash and cash equivalents...................................................... $  1,942   $ 10,508
 Marketable securities, available for sale......................................   52,319      2,550
 Accounts receivable (net of allowance for doubtful
  accounts of $1,075 and $161, respectively)....................................    7,149      3,862
 Unbilled receivables...........................................................      731      2,115
 Inventories....................................................................      444        218
 Prepaid expenses, deposits and other current assets............................    2,253      1,740
                                                                                 --------   --------
   Total current assets.........................................................   64,838     20,993
Property and equipment, net.....................................................   18,288      5,213
Patents.........................................................................    1,156        873
Acquired intangibles (net of accumulated amortization of
  $19,994 and $10,586, respectively)............................................   25,192     24,437
                                                                                 --------   --------
   Total assets................................................................. $109,474   $ 51,516
                                                                                 ========   ========

                     LIABILITIES AND SHAREHOLDERS' EQUITY
                     ------------------------------------

Current liabilities:
 Accounts payable............................................................... $  9,240   $    974
 Accrued liabilities............................................................    3,106      2,107
 Other current payables.........................................................      510        430
 Deferred revenue...............................................................    2,168        909
 Note payable...................................................................       --     10,000
                                                                                 --------   --------
   Total current liabilities....................................................   15,024     14,420
Lease inducements...............................................................    1,093      1,105
                                                                                 --------   --------
   Total liabilities............................................................   16,117     15,525
Shareholders' equity:
 Common shares, no par value; shares authorized:
  unlimited; shares issued and outstanding: 30,541,876 and
  23,087,866 respectively.......................................................  175,151     80,859
 Additional paid-in capital.....................................................   19,945     11,922
 Deferred compensation expense on expense.......................................   (4,314)        --
 Accumulated other comprehensive loss...........................................   (2,460)    (2,497)
 Deficit........................................................................  (94,965)   (54,293)
                                                                                 --------   --------
   Total shareholders' equity...................................................   93,357     35,991
                                                                                 --------   --------
   Total liabilities and shareholders' equity................................... $109,474   $ 51,516
                                                                                 ========   ========

         See accompanying notes to consolidated financial statements.

                        CERTICOM CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
  (In thousands of U.S. dollars, except number of shares and per share data)

                                                                                       Years ended April 30,
                                                                                ----------------------------------
                                                                                   2001        2000        1999
                                                                                ----------  ----------  ----------
Revenues....................................................................... $   26,647  $   12,040  $    4,042
                                                                                ----------  ----------  ----------
Costs and expenses:
 Cost of hardware..............................................................        824         579         125
 Consulting and systems integration (including deferred compensation amortization of $3,444, $0, and $0 for fiscal 2001, 2000, and 1999,
  respectively)................................................................      9,624       2,080         587
 Selling and marketing.........................................................     19,731       6,616       6,087
 Research and development......................................................     12,838       4,446       3,240
 Depreciation and amortization.................................................     12,731       7,861       5,063
 General and administrative (including stock compensation amortization of $312,
  $318, and $311 for fiscal 2001, 2000, and 1999, respectively)................     12,183       7,099       4,277
 One time secondary offering costs.............................................      1,693          --          --
 Purchased in-process research and development.................................         --         535       1,151
                                                                                ----------  ----------  ----------
   Total costs and expenses....................................................     69,624      29,216      20,530
Operating loss.................................................................    (42,977)    (17,176)    (16,488)
Non-cash interest income (expense).............................................       (423)         --          --
Interest and other income (expense), net.......................................      2,863        (359)      1,015
                                                                                ----------  ----------  ----------
Loss before income taxes.......................................................    (40,537)    (17,535)    (15,473)
Income taxes...................................................................        135         334         (92)
                                                                                ----------  ----------  ----------
Net loss....................................................................... $  (40,672) $  (17,869) $  (15,381)
                                                                                ==========  ==========  ==========
Basic and diluted net loss per share........................................... $    (1.54) $    (0.80) $    (0.73)
                                                                                ==========  ==========  ==========
Weighted average shares used in computing basic and diluted net loss per share.......................................................................... 26,376,728  22,255,044  21,032,848
                                                                                ==========  ==========  ==========



         See accompanying notes to consolidated financial statements.

                        CERTICOM CORP. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
                        (In thousands of U.S. dollars)

                                                            Years ended April 30,
                                                      -----------------------------
                                                         2001      2000      1999
                                                      --------- --------- ---------
Net loss..........................................    $(40,672) $(17,869) $(15,381)
Other comprehensive income:
 Unrealized gain (loss) on marketable securities,
  available for sale..............................        (118)       14       (18)
 Foreign currency translation adjustment..........         155        --    (1,052)
                                                      --------  --------  --------
Comprehensive loss................................    $(40,635) $(17,855) $(16,451)
                                                      ========  ========  ========



          See accompanying notes to consolidated financial statements.

                        CERTICOM CORP. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                   Years Ended April 30, 2001, 2000 and 1999
            (In thousands of U.S. dollars, except number of shares)

                                                                                        Accumulated
                                         Common Stock        Additional     Deferred         Other                    Total
                                    ----------------------     Paid in    Compensation   Comprehensive             Shareholders'
                                      Shares      Amount       Capital       Expense          Loss       Deficit       Equity
                                    ----------  ----------   ----------   ------------   -------------  ---------  -------------
Balances, April 30, 1998.........   19,363,472   $  51,215     $  4,304      $    --         $ (1,441)  $ (21,043)   $   33,035
Net loss.........................           --          --           --           --               --     (15,381)      (15,381)
Shares issued in acquisitions....    2,325,966      16,091        5,919           --               --          --        22,010
Exercise of employee options.....      134,316         534         (268)          --               --          --           266
Stock compensation...............           --          --          311           --               --          --           311
Net unrealized loss on
 marketable securities,
 available for sale..............           --          --           --           --              (18)         --           (18)
Foreign currency translation
 adjustment......................           --          --           --           --           (1,052)         --        (1,052)
                                    ----------   ---------     --------      -------         --------   ---------    ----------
Balances, April 30, 1999.........   21,823,754      67,840       10,266           --           (2,511)    (36,424)       39,171
Net loss.........................           --          --           --           --               --     (17,869)      (17,869)
Shares issued in acquisitions....      201,120       7,306        3,080           --               --          --        10,386
Exercise of employee options.....    1,062,992       5,713       (1,742)          --               --          --         3,971
Stock compensation...............           --          --          318           --               --          --           318
Net unrealized gain on
 marketable securities,
 available for sale..............           --          --           --           --               14          --            14
                                    ----------   ---------     --------      -------         --------   ---------    ----------
Balances, April 30, 2000.........   23,087,866      80,859       11,922           --           (2,497)    (54,293)       35,991
Net loss.........................           --          --           --           --               --     (40,672)      (40,672)
Exercise of employee options.....      556,415       3,785       (1,503)          --               --          --         2,282
Shares issued in acquisition.....      397,595       9,030        6,452       (7,741)                                     7,741
Issuance of common shares........    6,500,000      81,477           --                            --          --        81,477
Fair market value of options
 issued for acquisition..........           --          --        2,322                            --          --         2,322
Deferred stock compensation
 expense.........................           --          --          329         (329)              --          --            --
Amortization of deferred stock
 compensation....................           --          --           --        3,756               --          --         3,756
Net unrealized gain (loss) on
 marketable securities,
 available for sale..............           --          --           --           --             (118)         --          (118)
Fair market value of warrants
 issued in connection with
 loan............................           --          --          423           --               --          --           423
Foreign currency translation
 adjustment......................           --          --           --           --              155          --           155
                                    ----------   ---------     --------      -------         --------   ---------    ----------

Balances, April 30, 2001.........   30,541,876   $ 175,151     $ 19,945      $(4,314)        $ (2,460)  $ (94,965)   $   93,357
                                    ==========   =========     ========      =======         ========   =========    ==========

                        CERTICOM CORP. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        (In thousands of U.S. dollars)

                                                                  Years ended April 30,
                                                           ----------------------------------
                                                              2001        2000         1999
                                                           ---------   ---------    ---------
Cash flows from operating activities:
Net loss..............................................     $ (40,672)  $ (17,869)   $ (15,381)
Adjustments to reconcile net loss to net cash
  used in operating activities:
   Depreciation and amortization......................         3,323       1,555          959
   Amortization of acquired intangibles...............         9,408       6,306        4,104
   Write-off of purchased in-process research
     and development..................................            --         535        1,151
   Stock compensation expense.........................         3,756         318          311
   Non-cash interest expense..........................           423          --           --
Changes in non-cash working capital items:
Accounts receivable and unbilled receivables..........        (1,903)     (3,901)      (1,461)
Inventories...........................................          (226)        178         (174)
Investment tax credits receivable.....................            --          --          266
Prepaid and other current assets......................          (734)     (1,102)          41
Accounts payable......................................         8,266         453           32
Accrued liabilities...................................           999       1,084          513
Income taxes payable..................................            80         210           77
Deferred revenue......................................         1,259         507          277
                                                           ---------   ---------    ---------
Net cash used in operating activities.................       (16,021)    (11,726)      (9,285)
                                                           ---------   ---------    ---------
Cash flows from investing activities:
Business acquisitions (net of cash acquired)..........            --         182       (4,443)
Purchase of property and equipment....................       (16,328)     (3,902)      (1,722)
Purchase of patents...................................          (353)       (355)        (217)
Purchase of marketable securities, available
  for sale............................................       (69,228)     (4,855)     (91,445)
Sales and maturities of marketable securities,
  available for sale..................................        19,462      14,983      107,554
                                                           ---------   ---------    ---------
Net cash (used in) provided by investing activities...       (66,447)      6,053        9,727
                                                           ---------   ---------    ---------
Cash flows from financing activities:
Proceeds from employee stock option exercise..........         2,282       3,971          266
Issuance of common shares.............................        81,477          --           --
Notes payable.........................................            --      10,000           --
Repurchase of debenture payable.......................            --          --          (22)
Redemption of mandatorily redeemable preferred
  shares..............................................            --          --         (209)
Leasehold inducements.................................           (12)        931          315
Repayment of note payable.............................       (10,000)         --           --
                                                           ---------   ---------    ---------
Net cash provided by financing activities.............     $  73,747   $  14,902    $     350
                                                           ---------   ---------    ---------
Effect of exchange rate on cash.......................           155        (121)         (20)
(Decrease) increase in cash and cash
  equivalents.........................................        (8,566)      9,108          772
Cash and cash equivalents, beginning of year..........        10,508       1,400          628
                                                           ---------   ---------    ---------
Cash and cash equivalents, end of year................     $   1,942   $  10,508    $   1,400
                                                           =========   =========    =========
Supplemental disclosure of cash flow information:
Income taxes paid.....................................     $      --   $      --    $     117
Interest paid.........................................     $      --   $      --    $      --
Non-cash investing and financing activities:
Fair market value of common shares and options
  issued for business acquisitions....................     $  10,063   $  10,386    $  22,010
Warrant issued in connection with line of
  credit..............................................     $     423   $      --    $      --
Deferred stock compensation...........................     $   8,070   $      --    $      --

          See accompanying notes to consolidated financial statements.

                        CERTICOM CORP. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Years Ended April 30, 2001, 2000 and 1999

Note 1: Description of Business

     Certicom Corp. and its wholly-owned subsidiaries (the "Company") are suppliers of digital information security products and services to original equipment manufacturers (OEMs) of information technology products. The Company's products and services include enabling technologies, trust services, enterprise application solutions, consulting and design services, and hardware components.

Note 2: Summary of Significant Accounting Policies

     Generally Accepted Accounting Principles. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles" or "U.S. GAAP").

     Principles of Consolidation. These consolidated financial statements include the accounts of Certicom Corp. and its wholly-owned subsidiaries. All significant inter-company transactions and balances have been eliminated.

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and could affect future operating results.

     Cash and Cash Equivalents. Cash equivalents consist of highly liquid investments with remaining maturity at the date of purchase of three months or less. These investments consist of fixed income securities, which are readily convertible to cash and are stated at cost, which approximates fair value. Fair value is determined based upon the quoted market prices of the securities as of the balance sheet date.

     Marketable Securities. The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires the Company to record securities which management has classified as available for sale at fair market value and to record unrealized gains and losses on securities available for sale as a separate component of other comprehensive income.

     As the Company's management expects to sell a portion of the marketable securities in the next fiscal year in order to meet its working capital requirements, it has classified them as current assets.

     Inventories. Inventories are recorded at the lower of cost, on a first-in, first-out basis, or net realizable value.

     Property and Equipment. Property and Equipment are stated at cost, less cumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets at the following annual rates:

 Furniture and fixtures -- straight-line over five years
 Computer equipment     -- straight-line over three years

 Software               -- straight-line over two years
 Leasehold improvements -- straight-line over the term of the lease

     Lease Inducements. Lease Inducements represent primarily tenant improvement allowances provided by our lessors in connection with certain leased properties. These amounts are being amortized over the term of their respective leases and are recorded as a reduction in rent expense. The costs associated with these tenant improvements have been capitalized as leasehold improvements and are being amortized over the term of the respective lease.

     Patents. Patents are recorded at cost and are amortized over three years on a straight-line basis.

     Acquired Intangibles. Acquired Intangible assets resulting from the acquisitions of entities accounted for using the purchase method of accounting, are estimated by management based on the fair value of assets received. These include acquired customer lists, trademarks, workforce, in process research and development, purchased technology and goodwill arising from business acquisitions. Acquired intangible assets are amortized on a straight-line basis over periods ranging from three to five years, except purchased in-process research and development without alternative future use which is expensed when acquired.

     Impairment of Long-Lived Assets. The Company evaluates the recoverability of its property and equipment and intangible assets in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 121 prescribes the accounting treatment for long-lived assets, identifiable intangibles and goodwill related to those assets when there are indications that the carrying value of those assets may not be recoverable. SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. Accordingly, the company evaluates asset recoverability at each balance sheet date or when an event occurs that may impair recoverability of the asset.

     Revenue Recognition and Deferred Revenues. The Company recognizes software licensing revenue in accordance with all applicable accounting regulations including the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended by SOP 98-4 and SOP 98-9.

     Following the requirements of SOP 97-2, the company recognizes license revenues when all of the following have occurred:

 . we have signed a non-cancelable license agreement with the customer;

 . delivery of the software product to the customer has occurred;

 . the amount of the fees to be paid by the customer are fixed or determinable;
   and

 . collection of these fees is probable.

     If an acceptance period is contractually provided, license revenues are recognized upon the earlier of customer acceptance or the expiration of that period. In instances where delivery is electronic and all other criteria for revenue recognition has been achieved, the product is considered to have been delivered when the customer either takes possession of the software via a download or the access code to download the software from the Internet has been provided to the customer. Our software does not require significant production, customization or modification.

     SOP 97-2, as modified, generally requires revenue earned on software arrangements involving multiple elements such as software products, upgrades, enhancements, post contract customer support, or PCS, installation, training, etc. to be allocated to each element based on the relative fair values of the elements. The fair value of an element must be based on evidence that is specific to the vendor. If evidence of fair value does not exist for all elements of a license agreement and PCS is the only undelivered element, then all revenue for the license arrangement is recognized ratably over the term of the agreement. If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred, and the remaining portion of the arrangement fee is recognized as revenue. When arrangements require us to deliver specified additional upgrades the entire fee related to the arrangement is deferred until delivery of the specified upgrade has occurred, unless we have vendor-specific objective evidence of fair value for the upgrade. Fees related to contracts that require us to deliver unspecified additional products are deferred and recognized ratably over the contract term.

      Revenue from consulting and training services are recognized using the percentage-of-completion method for fixed fee development arrangements or as the services are provided for time-and-materials arrangements.

      The fair value of professional services, maintenance and support services have been determined using specific objective evidence of fair value based on the price charged when the elements are sold separately. Revenues for maintenance and support service are deferred and recognized ratably over the term of the support period. Revenues from professional services are recognized when the services are performed.

      Deferred revenues generally result from the following: deferred maintenance and support service, cash received for professional services not yet rendered and license revenues deferred relating to arrangements where we have received cash and are required to deliver either unspecified additional products or specified upgrades for which we do not have vendor-specific objective evidence of fair value.

      Research and Product Development. The Company expenses all research and development costs as they are incurred. The company has capitalized certain legal costs associated with the filing of approximately fifty patent applications in various jurisdictions. These patent filings relate to Elliptic Curve Cryptography (ECC), various mathematical computational methodologies, security protocols and other cryptographic inventions. Once granted, the company amortizes the individual patent cost over three years.

      Stock-Based Compensation. The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of According Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and complies with the disclosure provisions of SFAS 123, "Accounting for Stock Based Compensation". APB 25 requires compensation cost for stock-based employee compensation plans to be recognized over the vesting period based on the difference, if any, on the grant date between the quoted market price of the company's stock and the amount an employee must pay to acquire the stock.

      Foreign Currency Translation. For the period up to April 30, 1999, the functional currency of the Company was the Canadian dollar. As such, assets and liabilities of the Company were translated to U.S. dollars at the year-end exchange rates. Income and expense items were translated at the average rate of exchange prevailing during the year. Translation adjustment are included in "accumulated other comprehensive loss", a separate component of stockholders' equity.

      For the period from May 1, 1999, the Company has determined that its functional currency is the U.S. dollar as it derives a majority of its revenues and incurs a significant portion of its expenditures in U.S. dollars. As such, monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into

U.S. dollars at the rate of exchange prevailing at year end while other balance sheet items are translated at historic rates. Revenue and expense items are translated at the rate of exchange in effect on the transaction dates except for depreciation and amortization which are translated at historic rates. Realized foreign exchange gains and losses are included in income or loss in the year in which they occur. Unrealized foreign currency transaction gains and losses are included in other comprehensive income or loss in the year in which they occur.

      Income Taxes. The Company follows the asset and liability approach to financial accounting for income taxes. Under SFAS No. 109 "Accounting for Income Taxes", deferred tax assets and liabilities are determined based on the difference between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected in reverse. SFAS 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Deferred tax assets are reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

      Basic and Diluted Net Loss per Share. The Company follows the provisions of SFAS No. 128, Earnings Per Share. Basic net loss per common share is based on the weighted average number of shares outstanding during each period. Stock options are not included in the computation of the weighted average number of shares outstanding for dilutive net loss per common share during the period as the effect would be anti-dilutive.

      Comprehensive Income. Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. The primary difference between net income and comprehensive income, for the company, results from foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities.

      The functional currency of foreign subsidiaries are translated using the exchange rates in effect at the end of the period, while income and expense items are translated at average rates of exchange during the period. Gains or losses from translation of foreign operations where the local currency is the functional currency are included as other comprehensive income or loss. The net gains and losses resulting from foreign currency transactions are recorded in net income in the period incurred and were not significant for any of the periods presented.

      Fair Value of Financial Instruments. For financial assets and liabilities, including cash and cash equivalents, short-term investments, accounts receivable and account payable, the carrying values approximate their fair value due to their short maturities, based on management's estimates.

      Concentration of Credit Risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash, marketable securities and accounts receivable. Risk associated with cash are mitigated by banking and creditworthy institutions. Marketable securities consist primarily of bonds and commercial paper. Credit risk with respect to the trade receivables is spread over diverse customers who make up the Company's customer base. At April 30, 2001, no customer accounted for a significant portion of total accounts receivable.

      Certain Significant Risks and Uncertainties. The Company participates in a dynamic high-technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company's future financial position, results of operations or cash flows: advances and trends in new technologies and industry standards; competitive pressures in the form of new products and services or price reductions on current products and services; changes in the overall demand for products and services offered by the Company; market acceptance of the Company's products and services; development of sales channels; changes in certain strategic relationships or customers relationships; litigation or claims against the Company based on intellectual property, patent, product, regulatory or other factors; and the Company's ability to attract and retain necessary employees to support its growth.

      Recent Accounting Pronouncements. In July 2001, the FASB issued SFAS No.
141. "Business Combinations". SFAS No. 141 requires that all business combinations be accounted for under the purchase method for business combinations initiated after June 30, 2001 for which the date of acquisition is July 1, 2001 or later. Use of the pooling-of-interest method is no longer permitted. In July 2001 the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be periodically reviewed for impairment. SFAS No. 142 must be adopted starting with fiscal years beginning after December 15, 2001. The impact of adopting SFAS 141 and SFAS 142 has not been determined.

      In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition", which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met in order to recognize revenue and provides guidance for disclosures related to revenue recognition policies. In June 2000, the SEC issued Staff Accounting Bulletin No. 101B (SAB 101B), "Second Amendment: Revenue Recognition in Financial Statements", which extends the effective date of SAB 101 to the fourth fiscal quarter of fiscal years commencing after December 15, 1999. During the fourth quarter of fiscal 2001, we adopted SAB101. The adoption of SAB101 did not have a material effect on the company's consolidated financial position or results of operations.

      In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes new accounting and reporting standards for derivative financial instruments and for hedging activities. SFAS No. 133 requires us to measure all derivatives at fair value and to recognize them on the balance sheet as an asset or liability, depending on our rights or obligations under the applicable derivative contract. In June 1999, the FASB issued SFAS No. 137, which deferred the effective date of adoption of SFAS No. 133 for one year. We will adopt SFAS No. 133 no later than the first quarter of fiscal 2002. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," an amendment of FASB Statement No. 133. SFAS No. 138 amends SFAS No. 133 to permit use of central treasury offsetting of net exposures of intercompany derivatives for foreign currency cash flow hedges. SFAS 138 must be adopted concurrently with SFAS 133.

      Liquidity. Historically, we have incurred significant losses and negative cash flows from operations. As of April 30, 2001, we have an accumulated deficit of $95.0 million and positive working capital of $49.8 million. We have primarily funded operations through public offerings and private placements. To the extent that sources of financing are not available to us, we will reduce capital expenditures which are not under binding contractual obligations and reduce other variable costs as necessary to maintain sufficient working capital to operate our business.

      Reclassifications. Certain reclassifications have been made in the 1999 and 2000 financial statement presentation to conform to the 2001 presentation.

Note 3: Net Loss Per Common Share

      Basic net loss per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed using the weighted average number of common shares outstanding during the period and, when dilutive, potential common shares from options and warrants to purchase common shares and common shares subject to repurchase, using the treasury stock method.

      The following potential common shares have been excluded from the calculation of diluted net loss per share for all periods presented because the effect would have been anti-dilutive:

                                                        Year Ended April 30,
                                                        --------------------
                                                           2001       2000
                                                        ---------  ---------
 Shares issuable under stock options................... 6,008,688  4,354,864
 Shares of restricted stock subject to repurchase......   165,665         --
 Shares issuable pursuant to warrants..................    30,000     30,000

      The weighted average exercise price of stock options, calculated by using the yearly average exchange rates, was $8.34 and $5.76 at April 30, 2001 and 2000, respectively. The purchase price of restricted stock was $38.94. The exercise price of outstanding warrants was Cdn. $38.13 per share ($24.82 based on the exchange rate on April 30, 2001).

Note 4: Acquisitions

      During the years ended April 30, 2001 and 2000 the Company made the acquisitions described in the paragraphs that follow, each of which has been accounted for as a purchase. The consolidated financial statements include the operating results of each business from the date of acquisition.

      The amounts allocated to purchased research and development were determined through generally accepted valuation techniques and were expensed upon acquisition because technological feasibility had not been established and no future alternative use existed. The fair value of purchased research and development was estimated by discounting, to present value, the cash flows attributable to the technology once it has reached technological feasibility.

Acquisition of Trustpoint

      On January 26, 2000, the Corporation acquired all of the outstanding common shares of Trustpoint, a corporation based in Mountain View, California. Trustpoint is a provider of comprehensive, flexible, cross-platform public key infrastructure (PKI) products that allow OEM's to develop applications with built in digital certificate services. Details of the consideration and the fair values of the net assets acquired are as follows (in thousands of U.S. dollars):

 Net assets acquired:
   Non-cash working capital (net of cash of $302)................. $   (34)
   Capital assets.................................................      29
   Other acquired intangibles.....................................     878
   Goodwill.......................................................   9,633
                                                                   -------
                                                                   $10,506
                                                                   =======
 Consideration:
   Common shares (201,120 shares issued).......................... $ 7,306
   Options to acquire 98,884 common shares........................   3,080
   Acquisition costs..............................................     120
                                                                   -------
                                                                   $10,506
                                                                   =======

      The value of common shares issued in connection with the acquisition was determined based on the average market price of our common shares near the date the acquisition was announced. The stock options assumed in connection with the acquisition were valued at the time of issuance based on the Black-Scholes option valuation model. Other acquired intangibles include the fair value of workforce, customer base and trademarks and are amortized over 3 years. The goodwill is amortized over 5 years.

      The valuations of purchased in-process research and development, other acquired intangibles and purchased technology were based upon appraisals received from third parties. Based upon the valuation, management estimated that $535,000 of the purchase consideration represents purchased in-process technology that had not yet reached technological feasibility and had no future alternative use. Accordingly, this amount was immediately expensed upon consummation of the acquisition. The purchased in-process research and development was determined by identifying the ongoing research projects for which technological feasibility had not been achieved and assessing the anticipated date of completion of the research and development effort. The state of completion was determined by estimating the costs and time incurred to date relative to those costs and time to be incurred to develop the purchased in-process research and development into commercially viable products. The value of the in-process research and development was the amount attributable to the research and development efforts up to the time of acquisition. The amount was estimated through application of the "stage of completion" calculation by multiplying the estimated present value of future cash flow expected to result from the product, excluding estimated cost of completion, by the percentage of completion of the purchased research and development efforts at the time of acquisition. The discount rate included a factor that took into account the uncertainty surrounding the successful development of the purchased in-process research and development projects.

Acquisition of DRG Resources Group, Inc.

      On September 12, 2000, we acquired all of the outstanding common shares of DRG Resources Group, Inc., a corporation based in Redwood City, California. DRG Resources Group is an e-commerce security consulting company. Prior to our acquisition of DRG Resources Group, Digital Resources Group, LLC merged into DRG Resources Group. At the time these two companies merged, Digital Resources Group LLC transferred $100,000 in assets into DRG Resources Group. Prior to the merger of Digital Resources Group, LLC and DRG Resources Group, all other assets and liabilities of Digital Resource Group LLC were distributed to its members. The acquisition was completed with the issuance of 397,595 of our common shares. In connection with the acquisition, we also assumed stock options exercisable to acquire a total of 103,100 of our common shares. Details of the consideration and the fair values of the net assets acquired are as follows (in thousands of U.S. dollars):

  Net assets acquired:
    Current assets........................................  $   100
    Other acquired intangibles............................      634
    Goodwill..............................................    9,529
    Deferred compensation expense.........................    7,741
                                                            -------
                                                            $18,004
                                                            =======
  Consideration:
    Common shares (397,595 shares issued).................  $15,482
    Options to acquire 103,100 common shares..............    2,322
    Acquisition costs.....................................      200
                                                            -------
                                                            $18,004
                                                            =======

      The value of common shares issued in connection with the acquisition was determined based on the average market price of our common shares near the date the acquisition was announced. The stock options assumed in connection with the acquisition were valued at the time of issuance based on the Black- Scholes option valuation model. Deferred compensation of approximately $7.7 million was recorded in connection with the acquisition as we issued restricted stock to the partners of DRG Resources Group, Inc. Such stock is considered compensation for services to be provided by the partners, and the related expense will be recognized over the term of them services provided, which is 18 months. Other acquired intangibles include the fair value of workforce and customer base and are amortized over 3 years. The goodwill is amortized over 5 years.

Unaudited Pro Forma Financial Information

      The following table represents unaudited consolidated pro forma information as if the acquisitions of Trustpoint and DRG Resources Group, Inc. had occurred at the beginning of the years immediately preceding the years in which they were acquired. The pro forma data is presented for illustrative purposes only and is not necessarily indicative of the combined results of operations of future periods or the results that actually would have occurred had the acquisitions been in effect for the entire specified periods. The pro forma combined results include the impact of certain adjustments, primarily amortization of goodwill, deferred compensation, and other intangible assets and exclude intercompany revenues and expenses (in thousands of U.S. dollars, except per share data).

                                                              Years Ended April 30,
                                                              ---------------------
                                                                2001         2000
                                                              --------     --------
  Pro forma revenue.........................................  $ 27,726     $ 14,398
  Pro forma net loss........................................  $(42,989)    $(26,879)
  Pro forma net loss per share--basic and diluted...........  $  (1.62)    $  (1.19)
  Number of shares used in calculation--basic and diluted
   (000's)...................................................   26,477       22,634

Note 5: Marketable Securities, Available for Sale

  The following table summarizes the Company's investment in marketable securities (in thousands of U.S. dollars):

                                                     April 30, 2001
                                         -------------------------------------------
                                                      Gross       Gross
                                         Carrying  Unrealized  Unrealized    Fair
                                           Value      Gains       Losses     Value
                                         --------  ----------  ----------  ---------
 Bonds.................................   $25,523    $   11      $    --    $25,534
 Commercial paper......................    26,813        26          122     26,717
 Other.................................        87        10           29         68
                                          -------    ------      -------    -------
 Total.................................   $52,423    $   47      $   151    $52,319
                                          =======    ======      =======    =======
                                                     April 30, 2000
                                         -------------------------------------------
                                                      Gross       Gross
                                         Carrying  Unrealized  Unrealized    Fair
                                           Value      Gains       Losses     Value
                                         --------  ----------  ----------  ---------
 Bonds.................................   $ 1,392    $    6      $    --    $ 1,398
 Commercial paper......................     1,131         8           --      1,139
 Other.................................        13        --           --         13
                                          -------    ------      -------    -------
 Total.................................   $ 2,536    $   14      $    --    $ 2,550
                                          =======    ======      =======    =======

Note 6: Property and Equipment

 Property and equipment consist of the following (in thousands of U.S.
dollars):

                                                                      April 30,
                                                                 --------------------
                                                                   2001        2000
                                                                 --------    --------
   Furniture and fixtures.....................................   $ 1,812     $   724
   Computer equipment.........................................     6,775       2,741
   Software...................................................     6,445       1,649
   Leasehold improvements.....................................     4,523       3,532
   Construction in-progress...................................     4,816          --
                                                                 -------    --------
   Total cost.................................................    24,371       8,646
   Accumulated depreciation and amortization..................    (6,083)     (3,433)
                                                                 -------     -------
                                                                 $18,288     $ 5,213
                                                                 =======     =======

Note 7: Note Payable

      On April 27, 2000, we entered into an agreement with Sand Hill Capital II, LP for a line of credit of $15 million bearing interest at the prime rate of interest plus 3%. As of the end of fiscal year 2000, we had borrowed $10 million against this line. In connection with this financing, we issued a warrant which entitles Sand Hill to purchase up to 30,000 of our common shares for Cdn. $38.13 per share ($24.82 based on the exchange rate on April 30, 2001) until April 27, 2005. The amount borrowed was repaid in May 2000, and the line of credit was terminated. The warrant was valued at $423,000 at the time of issuance based on the Black-Scholes option valuation model. The value of the warrant was charged to interest expense in the first quarter of fiscal 2001 as the note payable was paid off with proceeds from a public offering completed in May 2000. The warrant has not been exercised as of April 30, 2001.

Note 8: Common Shares

Authorized capital

      As of April 30, 2001, the Company's authorized share capital consists of an unlimited number of common shares, no par value, and an unlimited number of preference shares.

      In August 1999, the Articles of Continuance of the Company were amended and restated to (i) remove and cancel the authorized and unissued preferred shares, (ii) create an unlimited number of preference shares, issuable in series, and (iii) authorize the directors of the Company from time to time before the issue thereof to fix the number of shares and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each series of preference shares.

Stock Split

      On July 12, 2000, the Company effected a two-for-one stock split of the outstanding shares of common stock. All share and per share amounts in these consolidated financial statements have been adjusted to give effect to the stock split.

Note 9: Stock Incentive Plans

Employee Stock Option Plans

      The Company's original plan (its "original plan") is administered by a committee (the "Committee") of the Board of Directors. Subject to the discretion of the Committee, options have a term of five years and vest for the purpose of exercise at a rate of 33% during each twelve-month period following the first anniversary from the date of the grant of the option. Options become immediately exercisable in the event that any person acquires ninety percent of the common shares and may be also exercised for specified periods following the termination of employment or death of an option holder. No option may be exercisable more than ten years after its grant. The exercise price for options was determined at the discretion of the Committee.

      The Company's 1997 Stock Option Plan (the "1997 Plan") is administered by a committee of the Board and was adopted on June 17, 1997. The total number of common shares reserved for issuance under the 1997 Plan may not exceed 8,000,000. Subject to the discretion of the Board or an option committee, options granted under the 1997 Plan have a term of 5 years from the date of grant and vest at a rate of 25% one year after the date of the grant of the option, and at a rate of 2.0833% each month after such initial one-year period. Options may become immediately exercisable in the discretion of the Board in the event of a takeover bid, merger, amalgamation or other reorganization and may also be exercised for specified periods following the termination or death of the option holder. Options also become immediately exercisable in the event that any person acquires ninety percent of the common shares. No option may be exercisable for more than ten years after its grant. The exercise price for options is determined on the basis of the closing price of the common shares on The Toronto Stock Exchange on the trading date immediately preceding the date of the grant of the option.

      On April 27, 2000, the Company's shareholders approved a new stock option plan (the "2000 Plan") for employees who are residents of the United States. The total number of common shares reserved for issuance under the 2000 Plan may not exceed 3,000,000. Subject to the discretion of the Board or an option committee, options granted under the 2000 Plan have a term of five years from the date of grant and vest at a rate of 25% one year after the date of the grant of the option, and at a rate of 2.0833% each month after such initial one-year period. Options may become immediately exercisable at the discretion of the Board in the event of a take-over bid, merger, amalgamation or other reorganization and may also be exercised for specified periods following the termination or death of the option holder. No option may be exercisable for more than 10 years after its grant. The exercise price for options is determined on the basis of the closing price of the common shares on The Nasdaq National Market on the trading date immediately preceding the date of the grant of the option.

      On October 19, 2000, our shareholders adopted our 2000 directors' incentive plan. The directors' incentive plan permits us to issue our common shares and options to acquire our common shares to members of our board of directors who are not also employed by us on a full-time basis. Up to 500,000 common shares may be issued under the directors' incentive plan. The directors' incentive plan is administered by our board of directors. Subject to the discretion of the board, options granted under the plan have a term of ten years from the date of grant and vest at a rate of 25% one year after the date of the grant of the option, and at a rate of 2.0833% each month after such initial one-year period. Options may become fully vested in the event of a sale of all or substantially all of our assets, merger or consolidation in which our shareholders immediately prior to the merger or consolidation would not hold more than 50% of the voting power of the surviving corporation, or acquisition of more than 50% of our voting securities by a single party and its affiliates. Option can only be exercised while a person remains a director or within one year after he or she ceases to be a director. The exercise price for options is determined on the basis of the closing price of the common shares on The Nasdaq National Market on the trading date immediately preceding the date of the grant of the option.

      The directors' incentive plan also permits the board to directly issue common shares to our outside directors. Common shares may be issued for reasons determined by the board, including as payment for services provided to us by a director. The board will determine the price and terms of any common shares issued to a director. A director may be eligible to participate in the directors' incentive plan even if he or she receives fees or other consideration for services on the board of directors or its committees; is employed by us for 20 hours or less per week or five months or less in a calendar year; or provides consulting services to us, but is not eligible to participate in our Employee Stock Purchase Plan.

      The following table summarizes information about stock options outstanding at April 30, 2001:

                                                      Options Outstanding             Options Exercisable
                           ---------------------------------------------------------  ---------------------
                                                       Weighted Average   Weighted                Weighted
                                                           Remaining      Average                 Average
                                          Number       Contractual Life   Exercise      Number    Exercise
Range of Exercise Price                Outstanding          (Years)        Price      Exercisable   Price
------------------------   ---------------------------------------------------------  ---------------------
$0.04-$4.29............                   927,311           2.66          $ 3.01       390,269      $ 2.65
$4.30-$4.99............                 1,569,954           2.73            4.72       727,196        4.74
$5.00-$9.00............                 1,148,226           2.87            7.04       579,296        7.24
$9.01-$14.99...........                 1,208,193           4.59           15.37       172,253       13.88
$15.00-$29.99..........                 1,046,268           3.97           20.58       219,554       19.53
$30.00-$72.28..........                 1,060,331           3.95           40.06       241,050       42.83
                                        ---------           ----          ------     ---------      ------
                                        6,960,283           3.44          $14.49     2,329,618      $11.03
                                        =========           ====          ======     =========      ======

  At April 30, 2000 and 1999, options to acquire 1,219,976 and 376,618 shares of our common stock were exercisable at a weighted average exercise price of $4.50 and $4.26, respectively.

  Changes for the employee stock option plans during the years ended April 30, 2001, 2000 and 1999 were as follows:

                                                                                    Year Ended April 30,
                                                       --------------------------------------------------------------------
                                                                2001                   2000                   1999
                                                       ----------------------  --------------------   ----------------------
                                                                    Weighted              Weighted                 Weighted
                                                                     Average               Average                  Average
                                                        Number of   Exercise    Number of  Exercise    Number of   Exercise
                                                          Shares      Price      Shares     Price       Shares       Price
                                                       -----------  ---------  ---------- ---------   ----------   ---------
Outstanding at beginning
 of year.............................................   5,155,300    $  12.36   3,603,198  $    4.46     3,512,562  $   7.11
Granted..............................................   2,435,501       17.61   2,783,866      19.37     1,681,300      3.89
Exercised............................................    (489,041)      (4.30)   (850,000)     (4.48)      (96,678)    (2.56)
Canceled.............................................    (141,477)     (15.10)   (381,764)     (5.31)     (770,660)    (7.48)
Canceled for reissuance..............................          --        0.00          --         --    (2,843,584)    (9.74)
Reissued.............................................          --        0.00          --         --     2,120,258      5.06
                                                       ----------   ---------   ---------  ---------  ------------  --------
Outstanding at end of year...........................   6,960,283   $   14.49   5,155,300  $   12.36     3,603,198  $   4.46
                                                       ==========   =========   =========  =========  ============  ========
Exercisable at end of year...........................   2,329,618   $   11.03   1,219,976  $    4.50       376,618  $   4.26
                                                       ==========   =========   =========  =========   ===========  ========

Weighted average fair
 value of options
 granted during the
 year................................................  $   14.07                $   19.71              $      1.91

Options Assumed in Connection with Acquisitions

      On July 29, 1998, January 26, 2000 and September 12, 2000, we acquired Consensus Development Corporation, Trustpoint and DRG Resources Group, Inc., respectively. The outstanding stock options of these three companies were converted at the time of each acquisition into options to acquire our common shares. The Consensus Development Corporation options were converted into options to acquire 799,818 of our common shares, the Trustpoint options were converted into options to acquire 98,884 of our common shares, and the DRG Resources Group, Inc. options were converted into options to acquire 103,100 of our common shares. As of April 30, 2001, remaining assumed options to acquire 282,312 of our common shares in connection with acquisition of Consensus Development Corporation were outstanding and exercisable at a weighted average exercise price of $0.39 per share, remaining assumed options to acquire 49,096 of our common shares in connection with acquisition of Trustpoint were outstanding and exercisable at a weighted average exercise price of $6.38 per share and remaining options to acquire 90,350 and 0 of our common shares in connection with acquisition of DRG Resources Group, Inc. were outstanding and exercisable respectively at a weighted average exercise price of $38.94 per share. We will not grant any additional options under the Consensus Development Corporation, the Trustpoint or the DRG Resources Group, Inc. option plans.

Accounting for Stock-Based Compensation

      As a result of the Company applying APB No. 25, SFAS No. 123, "Accounting for Stock-Based Compensation," we are required to disclose pro forma compensation expense arising from the Company's stock compensation plans based on the fair value of the options granted. The pro forma expense is measured as the fair value of the award at the date it is granted using an option-pricing model that takes into account the exercise price and expected term of the option, the current price of the underlying stock, its expected volatility, expected dividends on the stock and the expected risk-free rate of return during the expected term of the option. The compensation cost is recognized over the service period, usually the period from the grant date to the vesting date.

      Had the compensation cost for the Company's plan been determined based on the fair value at the dates of award under the plan consistent with the method of SFAS No. 123, the Company's net loss and basic and diluted net loss per common share would have been increased to the pro forma amounts indicated below (in thousands of U.S. dollars, except per share data):

                                                               Years Ended April 30,
                                                          -------------------------------
                                                            2001        2000       1999
                                                          --------    --------   --------
Net loss:
 As reported............................................  $(40,672)   $(17,869)  $(15,381)
 Pro forma..............................................  $(65,672)   $(27,913)  $(22,395)
Basic and diluted net loss per common share:
 As reported............................................  $  (1.54)   $  (0.80)  $  (0.73)
 Pro forma..............................................  $  (2.49)   $  (1.25)  $  (1.07)

      The fair value of the options at the date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

                                                                                      Years Ended
                                                                                        April 30,
                                                                                -------------------------
                                                                                 2001      2000     1999
                                                                                ------   -------   ------
Expected life (years)...................................................            4         4        4
Risk free interest rate.................................................         6.14%     6.02%    5.08%
Expected volatility.....................................................          120%    91.00%   60.00%
Dividend yield..........................................................           --        --       --
                                                                                -----     -----    -----

      During the year ended April 30, 1997 certain option grants were made at prices below the market price. The excess of market price over the exercise price is being amortized over the vesting period of the related options that ended in fiscal 2000.

Conversion of Stock Options

      We assumed certain options in connection with the acquisition of Consensus Development Corporation and converted these to options to acquire 799,818 of our common shares at a weighted average exercise price of $0.39 per share. During the years ended April 30, 2001, 2000 and 1999, 91,844, 204,072 and 49,788 of
such options were exercised. We assumed certain options in connection with the acquisition of Trustpoint in fiscal 2000 and converted these to options to acquire 98,884 of our common shares at a weighted average exercise price of $5.55 per share. During the year ended April 30, 2001 and 2000, 43,520 and 6,134 of such options were exercised at weighted average exercise price $12.30 and $4.01 per share respectively. The amounts relating to options exercised during the year were transferred from additional paid-in capital to common shares.

Stock Option Repricing

      In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation," an interpretation of APB Opinion No. 25, "Accounting for Stock Issued to Employees," which, among other things, requires variable-award accounting for repriced options from the date the options are repriced until the date of exercise. This interpretation became effective on July 1, 2000 to cover specific events that occur after December 15, 1998. On March 17, 1999, our Board of Directors approved the exchange of options to acquire an aggregate of 1,106,240 of our common shares for options having a right to acquire 382,914 common shares. Because these options were repriced after December 15, 1998, they are covered by the interpretation. Accordingly, these options will be accounted for as variable until the date they are exercised, forfeited or expire unexercised. Additional compensation cost will be measured for the full amount of any increases in share price after July 1, 2001 and will be recognized over the remaining vesting period. Any adjustment to the compensation cost for further changes in share price after the options vest will be recognized immediately. Compensation amortization expense of approximately $312 thousand was recorded for the fiscal year ended April 30, 2001. Deferred compensation expense, a contra-equity account, of approximately $329 thousand was recorded on the balance sheet as of April 30, 2001.

Note 10: Income Taxes

      The Company recorded current income tax expense (benefit) of approximately $135,000, $334,000 and ($92,000) for the years ended April 30, 2001, 2000, and
1999, respectively.

      The tax effect of significant temporary differences representing deferred tax assets is as follows (in thousands of U.S. dollars):

                                                                                    Years Ended April 30,
                                                                                ----------------------------
                                                                                   2001       2000     1999
                                                                                --------   --------  -------
Deferred tax assets:
 Operating loss carryforwards.................................................  $ 30,636   $  14,44  $11,729
 Tax credit carryforwards.....................................................     1,895        638      647
 Capitalized research expenditures............................................        --        579      423
 Reserve, accruals and allowances.............................................       888        266      270
 Fixed assets.................................................................     1,761        653      182
 Lease inducement.............................................................        --        164       --
 Other........................................................................        --        279      166
                                                                                --------   --------  -------
 Net deferred tax assets......................................................    35,180     17,021   13,417
 Valuation allowance..........................................................   (33,700)   (17,021) (13,417)
                                                                                 -------   --------  -------
  Total deferred tax liabilities..............................................   $ 1,480   $     --  $    --
                                                                                 =======   ========  =======
Deferred tax liabilities:

 Intangible assets acquired...................................................      (568)        --       --
 Capitalized software.........................................................      (912)        --       --
                                                                                 -------    -------  -------
  Total deferred tax liabilities..............................................    (1,480)        --       --
                                                                                 -------    -------  -------
  Net deferred tax assets (liabilities).......................................   $    --    $    --  $    --
                                                                                 ========   ======== =======

      The Company has determined that realization is not more likely than not and therefore a valuation allowance has been recorded against this deferred income tax asset. A reconciliation between the Company's statutory and effective tax rates is as follows:

                                                       Years Ended April
                                                               30,
                                                      ----------------------
                                                       2001     2000    1999
                                                      -----    -----    ----

Statutory rate....................................     42.1%    44.6%   44.6%
Permanent differences.............................     (0.1)    (0.5)   (0.2)
Net opening loss
 currently not
 benefited........................................    (42.0)   (44.1)  (44.4)
Foreign taxes.....................................       --     (1.9)   (0.7)
Scientific research
 investment tax credit............................       --       --     1.3
Other.............................................     (0.3)      --      --
                                                      ------   -----   -----
Effective tax rate................................     (0.3)%  (1.9)%    0.6%
                                                      ======   =====   =====

      Due to the Company's recent history of operating losses, a valuation allowance had been established against the deferred tax assets because it is presently unable to conclude that it is more likely than not that deferred tax assets will be realized.

      For the year ended April 30, 2001, approximately $2 million of the valuation allowance for deferred tax assets is attributable to employee stock option deductions, the benefit from which will be allocated to paid-in capital rather than current earnings when utilized.

      As of April 30, 2001, the Company had net operating loss carryforwards for Canadian, U.S. federal and U.S. state income tax purposes of approximately $32.6 million, $38.7 million and $18.5 million, respectively. The Canadian net operating loss carryforwards, if not utilized, will begin to expire in 2002. The federal net operating loss carryforwards, if not utilized, will begin to expire in 2020. The California net operating loss carryforwards, if not utilized, will begin to expire in 2005.

      As of April 30, 2001, the Company had tax credit carryforwards for Canadian, U.S. federal and U.S. state income tax purposes of approximately $1.5 million, $0.3 million, $0.3 million, respectively. The Canadian credit carryforwards, if not utilized, will begin to expire in 2002. The U.S. federal credit carryforwards, if not utilized, will begin to expire in 2020. The U.S. state credits will carryforward indefinitely.

      In addition, at April 30, 2001, the Company had an unclaimed scientific and research and experimental development expenditure pool balance of approximately $4.5 million which can be applied against future taxable income.

      The U.S. Tax Reform Act of 1986 imposes substantial restrictions on the utilization of net operating losses and tax credits in the event of an "ownership change" as defined. Some of the U.S. federal and state net operating loss carryforwards are subject to limitation as a result of these restrictions. The ownership change restrictions are not expected to impair the Company's ability to utilize the affected carryforward items. If there should be a subsequent ownership change, as defined, of the Company, its ability to utilize its carryforwards could be reduced.

Note 11: Segment Information

      The Company operates in one reportable segment and is a developer, manufacturer and vendor of digital information security products, technologies and services within the industry segment of electronic commerce. Information about the Companies' revenues is as follows (in thousands of U.S. dollars):

                                                                                Years Ended April 30,
                                                                                 2001   2000     1999
                                                                               ------- ------- -------
Software license.............................................................. $20,571 $ 9,259 $ 2,665
Consulting....................................................................   4,987   1,988     971
Hardware......................................................................   1,089     793     406
                                                                               ------- ------- -------
 Total revenue................................................................ $26,647 $12,040 $ 4,042
                                                                               ======= ======= =======

  Information about the Company's geographic operations is given below (in thousands of U.S. dollars):

                                                                                Years Ended April 30,
                                                                                 2001    2000    1999
                                                                               ------- ------- -------
U.S........................................................................... $20,425 $10,971 $ 3,072
Canadian......................................................................   3,651     494     588
International (non-Canadian/US)...............................................   2,571     575     382
                                                                               ------- ------- -------
 Total revenue................................................................ $26,647 $12,040 $ 4,042
                                                                               ======= ======= =======

                                                                                Years Ended April 30,
                                                                                ---------------------
                                                                                   2001        2000
                                                                                ----------   --------
Total long-lived assets:
United States.................................................................  $   39,865   $ 27,222
Canada........................................................................       4,771      3,301
                                                                                ----------   --------
 Total........................................................................  $   44,636   $ 30,523
                                                                                ==========   ========

Note 12: Significant Customers
      One of our customers accounted for approximately 23% of our revenue in fiscal 2001 while no customer accounted for 10% or more of our revenue in fiscal 2000 or 1999.

Note 13: Commitments and Contingencies

Operating leases

      At April 30, 2001 the Company has operating leases for office and furniture and equipment with the following minimum annual rental payments (in thousands of U.S. dollars):

 Years ended April 30,
 ---------------------
 2002.............................................................. $ 4,117
 2003..............................................................   3,845
 2004..............................................................   3,855
 2005..............................................................   3,948
 2006..............................................................   3,927
 Thereafter........................................................  10,921
                                                                    -------
  Total minimum rental payments.................................... $30,613
                                                                    =======

     Rental expense under operating leases amounted to approximately $2,196,000 in 2001, $1,520,000 in 2000 and $438,000 in 1999.

     The Company has an outstanding letter of guarantee of approximately $2,000,000 in respect of a lease for its office premises.

     Through April 30, 2001 we have capitalized leasehold improvements and related construction costs totaling approximately $7.7 million and $1.7 million for our U.S. and Canadian facilities, respectively. In addition, we anticipate incurring approximately an additional $3.6 million and $7.4 million subsequent to April 30, 2001 to complete the build-out of our Hayward and Canadian facilities, respectively.

Litigation

     We are subject to legal proceedings and claims that arise in the ordinary course of our business. While management currently believes the amount of ultimate liability, if any, with respect to these actions will not materially affect the financial position, results of operations, or liquidity of our company, the ultimate outcome of any litigation is uncertain. Were an unfavorable outcome to occur, the impact could be material to us.

     One of our suppliers, East West Imports, Inc. dba California Computers, has filed suit in the Superior Court of the State of California, County of Alameda, for payment of approximately $230,000 plus costs, attorney fees, and interest. Among other defenses, the focus of Certicom's dispute is whether or not a number of personal computers and peripheral items were actually received by Certicom. At present both parties are attempting to ascertain the proper amount owed, and we anticipate a settlement on fair and reasonable terms may be possible in the near future. In the event that no such settlement is reached within a reasonable time, we intend to vigorously defend any litigation over disputed amounts. In such case there can be no assurance that we will be successful in doing so, or that such disputes will not have a material adverse impact on us.

Note 14: Subsequent Event

1. Restructuring Costs and Other Special Charges (Unaudited)

     On June 4, 2001, we announced a restructuring program to prioritize our initiatives around high-growth areas of our business, reduce discretionary spending, and improve efficiency. This restructuring program includes a reduction of our full-time employee headcount, consolidation of excess facilities, and restructuring of certain business functions.

     As a result of the restructuring program, we will, assuming we cannot sublease our excess facilities, record estimated restructuring costs and other special charges of approximately $23.1 million described below.

Workforce reduction

     The restructuring program will result in the reduction by approximately
30% of our regular employees across all business functions, and geographic regions. The workforce reductions started and will be substantially completed in the first quarter of fiscal 2002. We will record an estimated workforce reduction charge of approximately $2.2 million relating primarily to severance and fringe benefits.

Consolidation of excess facilities and other special charges

     We will record a restructuring charge of approximately $7.9 million for excess facilities relating primarily to lease terminations and non-cancelable lease costs under the assumption that we will not be able to sublease our excess facilities. Property and equipment that will be disposed or removed from operations will result in an estimated charge of $3.7 million and consisted primarily of leasehold improvements, and office equipment, furniture, and fixtures.

Impairment of goodwill and purchased intangible assets

     Due to the decline in current business conditions, we have restructured certain functions and realign resources to focus on high-growth markets and core opportunities. As a result, we will record a charge of $9.3 million related to the impairment of goodwill and purchased intangible assets, measured as the amount by which the carrying amount exceeded the present value of the estimated future cash flows for goodwill and purchased intangible assets.

     Remaining cash expenditures relating to workforce reductions and termination of agreements will be substantially paid in the second and third quarter of fiscal 2002. Amounts related to the net lease expense due to the consolidation of facilities will be paid over the respective lease terms through fiscal 2007. We expect to substantially complete implementation of our restructuring program during the next six months.

2. Introduction of Subscription Business Model

     In June 2001, we converted our enabling technologies products primarily to subscription-based licenses. In addition, our trust services and enterprise application solutions product lines are accounted for under the subscription model. Subscription licenses provide our customers with rights to use our software for a specified period of time. Customers are entitled to use the license and receive certain customer support services over the license term. In addition, depending on the type of license, our customers will have access to unspecified upgrades on an "if and when available" basis.

                      SUPPLEMENTARY FINANCIAL INFORMATION

                  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
             (in thousands of U.S. dollars, except per share data)

  The following table contains unaudited Statement of Operations information for each quarter of fiscal 2001 and 2000 (in thousands of U.S. dollars, except per share data). The operating results for any quarter are not necessarily indicative of results for any future period.

                                                     Year ended April 30, 2001
                                                ------------------------------------
                                                First    Second    Third     Fourth
                                                Quarter  Quarter  Quarter   Quarter
                                                -------  -------  --------  --------
Revenues................................        $ 5,053  $ 6,301  $  7,627  $  7,666
Total costs and expenses................         12,149   16,168    20,150    21,157
Net loss................................         (6,647)  (9,089)  (12,042)  (12,894)
Basic and diluted net loss per
 share(1)...............................        $ (0.26) $ (0.35) $  (0.46) $  (0.46)
Shares used in computing basic and
 diluted net loss per share (000's).....         25,572   25,974    26,239    27,773
                                                =======  =======  ========  ========

                                                     Year ended April 30, 2000
                                                ------------------------------------
                                                First    Second    Third     Fourth
                                                Quarter  Quarter  Quarter   Quarter
                                                -------  -------  --------  --------
Revenues...............................         $ 2,148  $ 2,612  $  3,309  $  3,971
Total costs and expenses...............           5,676    6,040     7,248    10,252
Net loss...............................          (3,676)  (3,435)   (3,930)   (6,828)
Basic and diluted net loss per
 share(1)..............................         $ (0.17) $ (0.16) $  (0.18) $  (0.30)
Shares used in computing basic and
 diluted net loss per share (000's)....          21,843   21,894    22,348    22,951
                                                =======  =======  ========  ========

--------
Note:
(1) the sum of quarterly per share amounts may not equal to per share amounts reported for year-to-date periods. This is due to changes in the number of weighted-average shares outstanding and the effects of rounding for each period.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

Overview

      We are a leading provider of information security software and services, specializing in solutions for mobile e-business. Our products and services are specifically designed to address the challenges imposed by a wireless data environment. We offer solutions that incorporate our proprietary encryption technology and are based on industry standards for information security that utilize public key cryptography. We believe that the addition of our products to wireless infrastructures will help to build the trust and confidence necessary for the success of mobile e-business.

      Historically, we have focused on the development and marketing of cryptographic and information security protocol toolkits. We have also launched a line of authentication solutions including PKI software, CA services and VPN client software for handheld devices. In addition, we provide consulting and systems integration services to assist our customers in designing and implementing efficient security solutions. Our customers integrate our technologies into their hardware and software products, then sell the finished products to consumers or enterprise customers. We also market and sell our VPN software product directly to enterprise customers.

      We were founded in 1985 and are governed by the laws of the Yukon Territory, Canada. We determined that commencing May 1, 1999 our functional currency was the U.S. dollar and, accordingly, we began measuring and reporting our results of operations in U.S. dollars from that date. We changed our functional currency as we derive a majority of our revenues and incur a significant portion of our expenses in U.S. dollars.

      On January 26, 2000, we acquired all the outstanding shares of common stock of Trustpoint, a corporation based in Mountain View, California. Trustpoint is a private developer of PKI products. OEMs use the PKI products to develop authentication and certification applications and services. In connection with this acquisition, we issued 201,120 of our common shares in exchange for all of the outstanding shares of Trustpoint and we also assumed Trustpoint's outstanding employee stock options. The transaction was accounted for as a purchase and, accordingly, the total consideration of approximately $10.5 million has been allocated to the tangible and intangible assets acquired based on their respective fair values on the acquisition date. Trustpoint's results of operations have been included in the consolidated financial statements from the date of acquisition. As a result of our acquisition of Trustpoint, we recorded goodwill and other intangible assets of approximately $10 million. These amounts will be amortized over a three to five year period.

      On September 12, 2000, we completed our acquisition of DRG Resources Group, Inc., a corporation based in Redwood City, California. DRG Resources Group, Inc. is an e-commerce security consulting company. In connection with this acquisition, we issued 397,595 of our common shares in exchange for all of the outstanding shares of DRG Resources Group, Inc. and we also assumed DRG Resources Group, Inc.'s outstanding stock options. The transaction was accounted for as a purchase and, accordingly, the total consideration of approximately $18.0 million has been allocated to the tangible and intangible assets acquired based on their respective fair values on the acquisition date. The results of operations of DRG Resources Group, Inc. have been included in the consolidated financial statements from the date of acquisition. As a result of our acquisition of DRG Resources Group, Inc., we recorded goodwill, deferred compensation expense, and other intangible assets of approximately $17.9 million. These amounts will be amortized over a period of eighteen months to five years.

      Our consolidated financial statements contained in this Form 10-K are reported in U.S. dollars and are presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The following discussion and analysis relates to our financial statements that have been prepared in accordance with U.S. GAAP. Results of Operations

      Although we have experienced substantial growth in revenues in recent periods, we have incurred substantial operating losses since our inception and we expect to incur substantial operating losses for the foreseeable future. As of April 30, 2001, we had an accumulated deficit of approximately $95.0 million. We expect to incur additional losses for the foreseeable future, and we may never achieve profitability. We intend to invest in sales and marketing and the development and enhancement of our product and service offerings.

      The following table sets out, for the periods indicated, selected financial information from our consolidated financial statements as a percentage of revenue.

                                                                                         Year Ended
                                                                                         April 30,
                                                                                 ---------------------------
                                                                                 2001       2000        1999
                                                                                 ----       ----        ----
Consolidated Statement of Operations Data:
 Revenues.....................................................................   100%        100%       100%
Costs and expenses:
 Cost of hardware.............................................................     3           5          3
 Consulting and systems integration...........................................    36(1)       17         15
 Selling and marketing........................................................    74          55        151
 Research and development.....................................................    48          37         80
 Depreciation and amortization................................................    48          65        125
 General and administrative...................................................    46(2)       59        106
 One time secondary offering costs............................................     6          --         --
 Purchased in-process research and development................................    --           4         28
Interest income (expense).....................................................    11          (3)        25
Non-cash interest expense.....................................................     2          --         --

Loss before income taxes......................................................  (152)       (145)      (383)
Income taxes..................................................................     1           3         (2)
                                                                                ----        ----       ----
Net loss......................................................................  (153)%      (148)%     (381)%
                                                                                ====        ====       ====

______
Notes:

      (1) Includes the amortization of deferred compensation expense in connection with the acquisition of DRG Resources Group, Inc. for fiscal 2001.

      (2) Includes the percentage of non-cash expense related to the repricing of stock options under FASB Interpretation No. 44 for fiscal 2001.

Revenues

      We recognize software licensing revenue in accordance with all applicable accounting regulations including the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended by SOP 98-4 and SOP 98-9.

      Following the requirements of SOP 97-2, we recognize license revenues when all of the following have occurred:

 -  we have signed a non-cancelable license agreement with the customer;

 -  delivery of the software product to the customer has occurred;

 - the amount of the fees to be paid by the customer are fixed or determinable; and

 -  collection of these fees is probable.

      If an acceptance period is contractually provided, license revenues are recognized upon the earlier of customer acceptance or the expiration of that period. In instances where delivery is electronic and all other criteria for revenue recognition has been achieved, the product is considered to have been delivered when the customer either takes possession of the software via a download or the access code to download the software from the Internet has been provided to the customer. Our software does not require significant production, customization or modification.

      SOP 97-2, as modified, generally requires revenue earned on software arrangements involving multiple elements such as software products, upgrades, enhancements, post contract customer support, or PCS, installation and training to be allocated to each element based on the relative fair values of the elements. The fair value of an element must be based on evidence that is specific to the vendor. If evidence of fair value does not exist for all elements of a license agreement and PCS is the only undelivered element, then all revenue for the license arrangement is recognized ratably over the term of the agreement. If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred, and the remaining portion of the arrangement fee is recognized as revenue. When arrangements require us to deliver specified additional upgrades the entire fee related to the arrangement is deferred until delivery of the specified upgrade has occurred, unless we have vendor-specific objective evidence of fair value for the upgrade. Fees related to contracts that require us to deliver unspecified additional products are deferred and recognized ratably over the contract term.

      Revenue from consulting and training services are recognized using the percentage-of-completion method for fixed fee development arrangements or as the services are provided for time-and-materials arrangements.

      The fair value of professional services, maintenance and support services have been determined using specific objective evidence of fair value based on the price charged when the elements are sold separately. Revenues for maintenance and support service are deferred and recognized ratably over the term of the support period. Revenues from professional services are recognized when the services are performed.

      Deferred revenues generally result from the following: deferred maintenance and support service, cash received for professional services not yet rendered and license revenues deferred relating to arrangements where we have received cash and are required to deliver either unspecified additional products or specified upgrades for which we do not have vendor-specific objective evidence of fair value.

      We operate in one reportable segment. We derive our revenues from a variety of sources that we generally classify as software licensing, consulting and systems integration, and hardware. We earn software licensing revenues from one-time base license fees or technology access fees, royalties, and annual maintenance and support fees. In addition, we earn revenues on a transaction basis through the sale of our authentication service offerings, which are primarily digital certificates. Some of our license agreements permit the licensee to sublicense without us receiving any revenue from the sub- licensees. Consulting and systems integration revenues are derived from the performance of contracted services for customers. Hardware revenues are derived from sales of products manufactured by third parties to our specifications and components procured from third parties and resold by us to our customers.

      We negotiate most of our customer contracts on a case-by-case basis. However, most of our contracts (other than our contracts for consulting and systems integration or hardware sales) include provisions for us to receive an up-front license fee and royalties. Our royalties for software licenses for mobile and wireless devices vary based on a number of factors, including the size of the contract and the nature of the contract, the customer, the device and the application.

      In June 2001, we converted our enabling technologies products primarily to subscription-based licenses. In addition, our trust services and enterprise application solutions product lines are accounted for under the subscription model. Subscription licenses provide our customers with rights to use our software for a specified period of time. Customers are entitled to use the license and receive certain customer support services over the license term. In addition, depending on the type of license, our customers have access to unspecified upgrades on an "if and when available" basis. We expect the average duration of the subscription licenses to be between one and two years. In addition, we expect a significant percent of customers to renew their licenses upon license expiration.

      The change from perpetual licenses to subscription licenses will impact our reported quarterly and annual revenues on a going-forward basis as subscription license revenue will be amortized over the term of the subscription license. In the past, the majority of our perpetual license revenues have been recognized in the quarter of product delivery. Therefore, a subscription license order will result in substantially less current-quarter revenue than an equal-sized order for a perpetual license. We expect to invoice our customers upfront for the full amount of a twelve-month subscription license period and collect the invoice within our standard payment terms. Although we expect that over the long term our cash flow from operations under the subscription license model will be equal to or greater than under the perpetual license model, in the near term we expect our cash flow from operations to decrease and deferred revenue to increase.

      The following table sets forth our revenues by category and by geography for the periods indicated:

                                                                    Fiscal Year
                                                                      Ended
                                                                     April 30,
                                                              ---------------------
                                                              2001     2000    1999
                                                              ----     ----    ----
  Software licensing......................................... 77.2%    76.9%   65.9%
  Consulting and systems integration......................... 18.7     16.5    24.0
  Hardware...................................................  4.1      6.6    10.1
                                                              ----     ----    ----
  Total revenue..............................................  100%     100%    100%
                                                              ====     ====    ====

  U.S. revenue............................................... 76.7%    91.1%   76.0%
  Canadian revenue........................................... 13.7      4.1    14.5
  International (non-Canadian/US) revenue....................  9.6      4.8     9.5
                                                              ----     ----    ----
  Total revenue..............................................  100%     100%    100%
                                                              ====     ====    ====

      Revenue for fiscal 2001 was $26.6 million, a 121% increase from $12.0 million in fiscal 2000. The increase was primarily attributable to increased software licensing, which grew to approximately $20.6 million in fiscal 2001, a 122% increase over $9.3 million in fiscal 2000. The increase in software licensing revenue was primarily a result of growing market awareness of our products and the increased use of wireless applications that require security. In addition, consulting and systems integration revenue was approximately $5.0 million for fiscal 2001, a 151% increase over $2.0 million for fiscal 2000. The increase in consulting and systems integration revenue is due to the increase in personnel providing these services and the increase in consulting services related to our development licenses and protocols. In fiscal 2001, our increase in consulting personnel occurred primarily as the result of our acquisition of DRG Resources Group, Inc., an eleven person professional consulting organization specializing in security for public-key infrastructure, in the second quarter of fiscal 2001. Hardware sales for fiscal 2001 grew 37% to $1.1 million compared to $0.8 million for fiscal 2000. Due to our change to the subscription licensing model, we expect revenue to decrease in fiscal 2002 compare to fiscal 2001.

      Revenue for fiscal 2000 was $12.0 million, a 200% increase from $4.0 million in fiscal 1999. The increase was primarily attributable to increased software licensing, which grew to approximately $9.3 million, a 247% increase over $2.7 million in fiscal 1999. The increase in software licensing revenue was primarily a result of growing market awareness of our products and, to a lesser extent, an expanded sales force. In addition, consulting and systems integration revenue grew 105% from fiscal 1999 to 2000, to $2.0 million from $1.0 million. We added resources in this area and focused our activities on larger scale projects, thereby contributing to the increase in revenue in fiscal 2000. Hardware sales grew 95% to $0.8 million for fiscal 2000, but decreased as a percentage of revenue to 7% compared to 10% in fiscal 1999.

      One of our customers accounted for approximately 23% of our revenue in fiscal 2001 while no customer accounted for 10% or more of our revenue in fiscal 2000 or 1999.

      For the fiscal year ended April 30, 2001, approximately 99% of our revenues were generated in U.S. dollars. In the same period, approximately 29% of our total operating expenses were incurred in currencies other than the U.S. dollar.

      We expect that a majority of our revenue will continue to be generated in U.S. dollars for the foreseeable future and that a significant percentage of our expenses, including labor costs as well as capital and operating expenditures, will continue to be denominated in Canadian dollars. If the Canadian dollar appreciates against the U.S. dollar, our results of operations could be materially adversely affected.

Costs and Expenses

      Our costs and expenses consist of cost of hardware, consulting and systems integration, selling and marketing, research and development, depreciation and amortization, general and administrative expenses, and non-recurring costs in connection with special events such as one-time secondary offering costs and purchased in-process research and development.

Cost of Hardware

      Our cost of hardware consists primarily of the component cost of our hardware products manufactured by third parties to our specifications as well as the procured costs of third-party hardware technology.

      Cost of hardware increased 42% in fiscal 2001 to $0.8 million from $0.6 million the previous year. Cost of hardware sold increased 363% in fiscal 2000 compared to approximately $0.1 million in fiscal 1999. These increases in fiscal 2001 and 2000 were primarily due to higher hardware sales, and a shift in product mix with a greater proportion of hardware sales being generated by sales of higher cost third-party procured hardware.

Consulting and Systems Integration

      Consulting and systems integration expenses consist primarily of costs related to consulting and systems integration activities. These expenses include salaries, travel and related expenses, and amortization of deferred compensation expense recorded in connection with the acquisition of DRG Resources Group, Inc.

      Consulting and systems integration expenses were $9.6 million for fiscal 2001, a 363% increase over $2.1 million for fiscal 2000. This increase was primarily a result of increasing the number of professional services providers in this group to keep up with growing customer and internal demands and the deferred compensation expense and other costs recorded in connection with the acquisition of DRG Resources Group, Inc.

      Consulting and systems integration expenses were $2.1 million for fiscal 2000, a 254% increase over $0.6 million for fiscal 1999. This was primarily a result of incurring the full year of expenses associated with our consulting and systems integration group acquired from Uptronics Incorporated, only five months of which were recorded in the previous year. In addition, we increased the number of engineers in this group in order to keep up with the growing demand from our customers in fiscal 2000.

Selling and Marketing

      Selling and marketing expenses consist primarily of employee salaries and commissions, related travel, public relations and corporate communications costs, trade shows, marketing programs and market research.

      Selling and marketing expenses were $19.7 million for fiscal 2001 compared to $6.6 million for fiscal 2000, an increase of 198%. Selling and marketing expenses increased 8% in fiscal 2000 from $6.1 million in fiscal 1999. These increased expenses in fiscal 2001 were primarily due to an increase in personnel costs, marketing programs including branding, trade shows and Web-site upgrades, MobileTrust(TM) launch costs and VPN beta testing and launch costs.

Research and Development

      Research and development expenses consist primarily of employee salaries, sponsorship of cryptographic research activities at various universities, participation in various cryptographic, wireless and e-business standards associations and related travel and other costs. We have capitalized certain costs associated with the filing of patent applications in various jurisdictions. These patent filings are in the areas of ECC, various mathematical computational methodologies, security protocols and other cryptographic inventions. Once granted, we amortize the individual patent cost over three years. We capitalize patents not yet granted at their cost less a provision for the possibility of the patent not being granted or abandoned.

      Our research and development expenses were $12.8 million for fiscal 2001 compared to $4.4 million for fiscal 2000, an increase of 189%. Research and development expenses for fiscal 2000 increased 37% relative to $3.2 million in fiscal 1999. These increases are the result of the addition of personnel and related costs necessary to support new product development in the PKI area in both fiscal 2001 and 2000 and the VPN area in fiscal 2001.

Depreciation and Amortization

      Depreciation and amortization represent the allocation to income of the cost of fixed assets and intangibles including patents cost over their estimated useful lives.

      Depreciation and amortization increased 62% to $12.7 million for fiscal 2001 compared to $7.9 million for fiscal 2000. The primary reason for the increase was that our results for fiscal 2001 included full-year amortization expense related to our acquisition of Trustpoint, which occurred at the end of the third quarter of fiscal 2000, and partial year amortization expense related to our acquisition of DRG Resources Group, Inc., which occurred during the second quarter of fiscal 2001, while our results for fiscal 2000 included only partial year amortization expense related to our acquisition of TrustPoint.

      Depreciation and amortization increased to $7.9 million in fiscal 2000 compared to $5.1 million in fiscal 1999. The primary reason for the increase was that our results for fiscal 2000 included full-year amortization expenses related to our acquisitions of Consensus Development Corporation and Uptronics Incorporated in fiscal 1999 and partial year amortization expense related to our acquisition of TrustPoint in fiscal 2000, while our results for fiscal 1999 included only partial year amortization expenses related to our acquisitions of Consensus Development Corporation and Uptronics Incorporated.

General and Administrative

      General and administrative expenses consist primarily of salaries and other personnel-related expenses for executive, financial, legal, information services and administrative functions, and amortization of stock compensation expense.

      In fiscal 2001, general and administrative expenses increased 72% to $12.2 million compared to $7.1 million in fiscal 2000. This increase is primarily due to the growth in personnel and office space in California, Nasdaq reporting requirements, information system enhancements, and amortization of stock compensation expense related to the repricing of stock options.

      General and administrative expenses increased 66% in fiscal 2000 to $7.1 million from $4.3 million for fiscal 1999. The primary reason for this increase was the increase in our infrastructure in California.

One Time Secondary Offering Costs

      We have recognized certain non-recurring costs in connection with special events. In the third quarter of fiscal 2001, we incurred $1.7 million in one-time costs in connection with our unsuccessful efforts toward a secondary offering.

Purchased In-process Research and Development

      In fiscal 2000, $0.5 million of purchased in-process research and development costs were recorded in connection with the acquisition of Trustpoint. We used third-party appraisers' estimates to determine the value of in-process projects under development for which technological feasibility had not been established. The total value of these projects at the time of the acquisition was determined to be approximately $0.5 million. The value of the projects was determined by estimating the costs to develop the in-process technology into commercially feasible products, estimating the net cash flows which we believed would result from the products and discounting these net cash flows back to their present value. Management estimated that the purchased in-process technology that represented $0.5 million of purchase consideration had not yet reached technological feasibility and had no future alternative use. Accordingly, $0.5 million was immediately expensed upon consummation of the acquisition.

      In fiscal 1999, $1.2 million of purchased in-process research and development costs were recorded in connection with the acquisition of Consensus Development Corporation. We used third-party appraisers' estimates to determine the value of in-process projects under development for which technological feasibility had not been established. The total value of these projects at the time of the acquisition was determined to be approximately $1.2 million and was expensed in the year ended April 30, 1999. The value of the projects was determined by estimating the costs to develop the in-process technology into commercially feasible products, estimating the net cash flows we believed would result from the products and discounting these net cash flows back to their present value. The products were substantially completed during fiscal 2000. However, if they are not successfully completed, there could be a negative impact on our operating results. Interest and Other Income (Expense)

      In fiscal 2001, interest income was $2.4 million compared to interest expense $0.4 million in fiscal 2000. This increase resulted from an increase in the amount of cash and marketable securities invested in fiscal 2001, as well as currency adjustments, primarily Canadian dollars to U.S. dollars. This increase is net of the one-time, non-cash interest expense of $0.4 million related to the warrant issued to Sand Hill Capital II, LP, Sand Hill, which is included in our results for fiscal 2001. As of the end of fiscal year 2000, we had borrowed $10,000,000 from Sand Hill. In connection with this financing, we issued a warrant which entitles Sand Hill to purchase 30,000 of our common shares at an exercise price of Cdn. $38.13 per share (U.S. $24.82 based on the exchange rate on April 30, 2001) until April 27, 2005. The warrant was valued at $423,000 at the time of issuance based on the Black-Scholes option valuation model. The value of the warrant was charged to interest expense in the first quarter of fiscal 2001 as the note payable was paid off with proceeds from our public offering in May 2000.

      In fiscal 2000, interest expense was $0.4 million compared to interest income of $1.0 million for fiscal 1999. This decrease resulted from a reduction in the amount of marketable securities invested during the year as funds were applied to meet our cash requirements. This decrease also consists of currency adjustments, primarily Canadian to U.S. dollars.

Income Taxes

      We pay taxes in accordance with U.S. federal, state and local tax laws and Canadian federal, provincial and municipal tax laws. Income tax was $0.14 million in fiscal 2001 compared to $0.33 million in fiscal 2000. In fiscal 1999, we have a tax recovery of $0.09 million, which arose due to the receipt of Scientific Research and Experimental Development Tax Credits in Canada. We do not expect to pay significant corporate income taxes in both Canada and the United States in the foreseeable future because we have significant tax credits and net operating loss carryforwards for Canadian, U.S. federal and U.S. state income tax purposes.

Net Loss

      We have incurred significant annual and quarterly net losses and losses from our operations since our inception, and we expect to incur significant net losses and losses from operations for the next fiscal year. Furthermore, given the rapidly evolving nature of our business and fluctuations in the timing of our sales, our operating results are difficult to forecast and, accordingly, our historical financial results may not be meaningful assessments of our future business operations or prospects.

      Our net loss increased 128% in fiscal 2001 to $40.7 million ($1.54 per share basic and diluted) compared to $17.9 million ($0.80 per share basic and diluted) in the previous fiscal year. The loss before interest income, depreciation and amortization, deferred compensation amortization, and taxes amounted to $26.5 million in fiscal 2001, a 184% increase over $9.3 million for fiscal 2000.

      Our net loss increased 16% in fiscal 2000 to $17.9 million ($0.80 per share basic and diluted) compared to $15.4 million ($0.73 per share basic and diluted) in the previous fiscal year. This increase was predominately attributable to the amortization of acquisition-related intangibles. The loss before interest income, depreciation and amortization, and taxes amounted to $9.3 million in fiscal 2000, an 18% decrease over $11.4 million for fiscal 1999.

Financial Condition, Liquidity and Capital Resources

      In May 2000, we completed a public offering of 2,500,000 common shares at a per share price of U.S. $23.15 in the United States and Canada for an aggregate offering price of approximately U.S. $57.9 million. Our net proceeds from the offering were approximately $51.5 million after deducting underwriting discounts and commissions and offering expenses. On April 27, 2000, we borrowed $10 million from Sand Hill, at the prime rate of interest plus 3%. As partial consideration for making advances to us under this credit facility, we granted Sand Hill a warrant to purchase up to 30,000 of our common shares at an exercise price of Cdn. $38.13 per share (U.S. $24.82 based on the exchange rate on April 30, 2001) until April 27, 2005. We repaid the loan and interest on May 5, 2000, using a portion of the proceeds received from our public offering, and terminated this facility.

      In March 2001, we issued 4,000,000 of our common shares in Canada and the United States at a per share price of Cdn. $12.50 (approximately U.S. $8.14 based on the exchange rate on April 30, 2001). The common shares have not been registered under the United States Securities Act of 1933, as amended. The gross proceeds of this offering were Cdn. $50.0 million (approximately U.S. $32.5 million based on the exchange rate on April 30, 2001). After deducting underwriting discounts and commissions and offering expenses, the net proceeds of this offering were Cdn. $47.2 million (approximately U.S. $30.8 million based on the exchange rate on April 30, 2001). Total cash and available-for-sale marketable securities increased $41.2 million in fiscal 2001. Our cash and cash equivalents and marketable securities at April 30, 2001 were $54.3 million, including $2.5 million of restricted cash.

     In fiscal 2001, net cash used in operating activities was $16.0 million. Net cash used in operating activities was primarily due to our net loss of $40.7 million, which included total non-cash charges of $16.9 million. The non-cash charges included $9.4 million of amortization of acquired intangibles, $3.8 million of stock compensation expense, $3.3 million of depreciation and amortization, and $0.4 million of non-cash interest expense. The cash operating loss of $23.8 million was offset by changes in non-cash working capital items of $7.7 million. These consisted primarily of the following items that provided cash: $8.3 million accounts payable, $1.0 million accrued liabilities and $1.3 million deferred revenue and was offset by the following items that used cash:
$1.9 million accounts receivable and unbilled receivables and $0.7 million prepaid and other current assets.

     In fiscal year 2001, net cash used by investing activities was $66.4 million. Net cash used in investing activities was primarily due to our capital expenditures for property, equipment and patents and net purchase $49.8 million of marketable securities, available for sale. The net cash used for purchase of property, equipment and patents in fiscal 2001 was approximately $16.7 million.

     In fiscal year 2001, net cash provided by financing activities was $73.7 million. Net cash provided by financing activities was primarily due to our issuances of common shares. In May 2000, we received net cash proceeds of approximately $51.5 million from our public offering in the United States and Canada. In March 2001, we received net cash proceeds of approximately Cdn. $47.2 million (approximately U.S. $30.8 million based on the exchange rate on April 30, 2001) from our public offering in Canada and related private placement in the United States.

     We lease premises totaling approximately 111,000 square feet in Hayward, California. These leases expire on July 31, 2007. Through April 30, 2001 we have capitalized leasehold improvements and related construction costs totaling approximately $7.7 million for our Hayward facilities. In addition, we anticipate incurring approximately an additional $3.6 million subsequent to April 30, 2001 to complete the build-out of our Hayward facilities. We intend to sublease approximately 43,000 square feet of our Hayward facility in second quarter of fiscal 2002, although there can be no assurance that we will be able to do so or at rates equal to our obligations under the lease. We also have a lease for approximately 30,300 square feet of office space in Mississauga, Ontario, which expires on December 25, 2009. Currently, our Canadian offices occupy this space. We recently signed a ten-year lease for approximately 130,000 square feet located at 1980 Matheson Boulevard East, Mississauga, Ontario. At this time, the facility is being constructed at our expense and we are obligated to pay approximately $7.8 million of which approximately $7.4 million will be paid subsequent to April 30, 2001 to complete the build-out of the facility. If the landlord intends to sell the leased premises, we have a right of first refusal with respect of any sale of this property on terms to be negotiated. In the fall of 2001, we intend to relocate our Canadian operations from their current location to this new facility and to sublease our current Canadian office space and approximately 40,000 square feet space of new site, although there is no assurance that we will be able to do so or at rates equal to our current obligations under the lease. The annual rental fee for the new site varies between approximately Cdn. $10.85 to Cdn. $13.05 per square foot (U.S. $7.06 to U.S. $8.50 per square foot based on the exchange rate on April 30,
2001) over the life of the lease. We began paying rent on this lease in May 2001. We also have a lease for approximately 6,000 square feet in Herndon, Virginia that expires on October 5, 2007, and we occasionally execute month-to-month leases for short-term office space. The total annual base rent for all facilities is approximately $3.1 million.

     In June 2001, we converted our enabling technologies products primarily to subscription-based licenses. In addition, our trust services and enterprise application software product lines are accounted for under the subscription model. Subscription licenses provide our customers with rights to use our software for a specified period of time. Customers are entitled to use the license and receive certain customer support services over the license term. In addition, depending on the type of license, our customers have access to unspecified upgrades on an "if and when available" basis. We expect the average duration of the subscription licenses to be between one and two years. In addition, we expect a significant percent of customers to renew their licenses upon license expiration.

     The change from perpetual licenses to subscription licenses will impact our reported quarterly and annual revenues on a go-forward basis, as subscription license revenue will be amortized over the term of the subscription license. In the past, the majority of our perpetual license revenues have been recognized in the quarter of product delivery. Therefore, a subscription license order will result in substantially less current-quarter revenue than an equal- sized order for a perpetual license. We expect to invoice our customers upfront for the full amount of a twelve-month subscription license period and collect the invoice within our standard payment terms. Although we expect cash flow that over the long term our from operations under the subscription license model will be equal to or greater than under the perpetual license model, in the near term we expect our cash flow from operations to decrease and deferred revenue to increase.

     In June 2001, we announced a restructuring of our business, which included a reduction in work force of approximately 30% as well as other steps to reduce expenses. In connection with the restructuring, we recognized charge of approximately $2.2 million for workforce reduction, non-cash charge of approximately $7.9 million for excess facilities relating primarily to lease terminations and non-cancelable lease costs under the assumption that we will not be able to sublease our excess facilities, non-cash charge of approximately $3.7 million for disposed property and equipment, and non-cash charge of $9.3 million related to the impairment of goodwill and purchased intangible assets. If we find that our restructuring announced in June did not sufficiently decreases the growth of our expenses, we may find it necessary to implement further streamlining of our expenses, to perform another reduction in our headcount or to undertake another restructuring of our business.

     In fiscal 2001 we began a company-wide Oracle Enterprise Resource Planning, or ERP, system implementation. Through April 30, 2001, we have incurred costs related to the implementation of this system totaling approximately $2.7 million. We anticipate incurring approximately $300,000 in additional costs subsequent to April 30, 2001 to complete the implementation.

     Our future capital requirements will be substantial and will depend on, and could increase as a result of, many factors, including: costs associated with facility expansion and construction; new products, such as our MobileTrust(TM) CA service and our movianVPN client software business; our research and development programs; acquisitions of companies; purchases of technology from third parties; the time and costs involved in obtaining regulatory approvals; costs involved in filing, prosecuting and enforcing patent claims; competing technological and market developments; our success in entering into collaborative relationships; and administrative and legal expenses.

     We believe our current cash and cash equivalents and marketable securities position will be sufficient to meet our liquidity needs for the near term. In the future, we may need to raise additional funds through public or private financing, strategic partnership, as well as collaborative relationships, borrowings and other available sources. There can be no assurance that additional or sufficient financing will be available, or, if available, that it will be available on acceptable terms. If we raise funds by issuing additional equity securities, the percentage of our stock owned by our then current shareholders will be reduced. If adequate funds are not available, we may be required to significantly curtail one or more of our research and development programs or commercialization efforts or to obtain funds through arrangements with collaborative partners or others on less favorable terms.

Recent Accounting Pronouncements

     In July 2001, the FASB issued SFAS No. 141, "Business Combinations". SFAS No. 141 requires that all business combinations be accounted for under the purchase method for business combinations initiated after June 30, 2001 for which the date of acquisition is July 1, 2001 or later. Use of the pooling-of-interest method is no longer permitted. In July 2001 the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be periodically reviewed for impairment. SFAS No. 142 must be adopted starting with fiscal years beginning after December 15, 2001. The impact of adopting SFAS 141 and SFAS 142 has not been determined.

     In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition", which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met in order to recognize revenue and provides guidance for disclosures related to revenue recognition policies. In June 2000, the SEC issued Staff Accounting Bulletin No. 101B (SAB 101B), "Second Amendment: Revenue Recognition in Financial Statements", which extends the effective date of SAB 101 to the fourth fiscal quarter of fiscal years commencing after December 15, 1999. During the fourth quarter of fiscal 2001, the company adopted SAB 101. The adoption of SAB101 did not have a material effect on the company's consolidated financial position or results of operations.

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and

Hedging Activities." SFAS No. 133 establishes new accounting and reporting standards for derivative financial instruments and for hedging activities. SFAS No. 133 requires us to measure all derivatives at fair value and to recognize them on the balance sheet as an asset or liability, depending on our rights or obligations under the applicable derivative contract. In June 1999, the FASB issued SFAS No. 137, which deferred the effective date of adoption of SFAS No. 133 for one year. We will adopt SFAS No. 133 no later than the first quarter of fiscal 2002. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," an amendment of FASB Statement No. 133. SFAS No. 138 amends SFAS No. 133 to permit use of central treasury offsetting of net exposures of intercompany derivatives for foreign currency cash flow hedges. SFAS 138 must be adopted concurrently with SFAS 133.

                                   SCHEDULE B

           CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) AND
        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
           RESULTS OF OPERATIONS FROM CERTICOM CORP.'S REPORT FOR THE
          QUARTERLY PERIOD ENDED JULY 31, 2001, FILED ON FORM 10-Q ON
                              SEPTEMBER 14, 2001.

                         PART I.  FINANCIAL INFORMATION

Item 1.  Financial Statements

                   CERTICOM CORP. AND SUBSIDIARIES CONDENSED
                          CONSOLIDATED BALANCE SHEETS
            (In thousands of U.S. dollars, except number of shares)

                                                      July 31, 2001   April 30, 2001
                                                      -------------   --------------
                                                       (Unaudited)
ASSETS

Current assets:
Cash ...............................................   $      1,675    $      1,942
  Marketable securities, available for sale ........         31,414          50,310
  Accounts receivable (net of allowance for doubtful          5,383           7,149
   accounts of $904 and $211, respectively)
  Prepaid expenses and deposits ....................          3,074           3,428
                                                       ------------    ------------
     Total current assets ..........................         41,546          62,829

Property and equipment, net ........................         24,172          18,288
Intangibles, net ...................................         14,597          26,348
Restricted cash ....................................          2,009           2,009
                                                       ------------    ------------
     Total assets ..................................   $     82,324    $    109,474
                                                       ============    ============
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable .................................   $      7,241    $      9,240
  Accrued liabilities ..............................          2,760           3,106
  Accrued restructuring charges ....................          1,716            --
  Deferred revenue .................................          2,343           2,168
                                                       ------------    ------------
     Total current liabilities .....................         14,060          14,514

Other payables .....................................            510             510
Accrued restructuring charges ......................          1,102            --
Lease inducements ..................................          1,649           1,093
                                                       ------------    ------------
     Total liabilities .............................         17,321          16,117

Shareholders' equity:
  Common shares, no par value; shares authorized:
   unlimited; shares issued and outstanding: .......     31,250,343
   and 25,747,549, respectively ....................        182,427


  Additional paid-in capital .......................         13,862          19,945
  Deferred compensation expense ....................         (1,204)         (4,314)
  Accumulated other comprehensive loss .............         (2,704)         (2,615)
  Foreign currency translation adjustment ..........            162             155
  Retained deficit .................................       (127,540)        (94,965)
                                                       ------------    ------------
     Total Shareholders' equity ....................         65,003          93,357
                                                       ------------    ------------
     Total liabilities and Shareholders' equity ....   $     82,324    $    109,474
                                                       ============    ============

     See accompanying notes to condensed consolidated financial statements.

CERTICOM CORP. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
   (In thousands of U.S. dollars, except number of shares and per share data)
                                  (Unaudited)

                                                             Three months ended July 31,
                                                                2001            2000
                                                            ------------    ------------
Revenues:
  Products ..............................................   $        950    $      4,396
  Services ..............................................          1,594             657
                                                            ------------    ------------
     Total revenues .....................................          2,544           5,053

Cost of revenues:
  Products ..............................................             76             232
  Services (including deferred compensation amortization
   expense of $774 and $0, respectively) ................          2,233           1,127
                                                            ------------    ------------

     Total cost of revenues .............................          2,309           1,359
                                                            ------------    ------------
Gross margin ............................................            235           3,694

Operating expenses:
  Sales and marketing ...................................          5,610           3,031
  Product development and engineering ...................          2,776           2,428
  General and administrative (including stock
   compensation amortization credit of ($311) and expense
   of $111, respectively) ...............................          2,666           2,583


  Depreciation and amortization .........................          3,589           2,748
  Impairment of goodwill and other intangibles ..........          9,352            --
  Restructuring costs ...................................          9,533            --
                                                            ------------    ------------
     Total operating expenses ...........................         33,526          10,790

Loss from operations ....................................        (33,291)         (7,096)

Other income (expense):
  Interest income and other income and expense, net .....            716             952
  Interest (expense) ....................................           --              (423)
                                                            ------------    ------------
     Total other income (expense) .......................            716             529

Loss before provision for income taxes ..................        (32,575)         (6,567)

Provision for income taxes ..............................           --                80
                                                            ------------    ------------
Net loss ................................................   $    (32,575)   $     (6,647)
                                                            ============    ============
Basic and diluted net loss per share ....................   $      (1.06)   $      (0.26)
                                                            ============    ============
Shares used in basic and diluted net loss per share
 calculations ...........................................     30,772,332      25,571,708
                                                            ============    ============

     See accompanying notes to condensed consolidated financial statements.

                        CERTICOM CORP. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (In thousands of U.S. dollars)
                                  (Unaudited)

                                                          Three months ended July 31,
                                                               2001         2000
                                                             --------    --------
Cash flows from operating activities:
  Net loss ...............................................   $(32,575)   $ (6,647)
  Adjustments to reconcile net loss to net cash used in
   operating activities:
   Depreciation and amortization .........................      3,589       2,748
   Write-off of impaired goodwill ........................      9,352           -
   Non-cash restructuring costs ..........................      7,936           -
   Stock compensation expense ............................        463         190
   Non-cash interest expense .............................          -         423
   Changes in non-cash working capital items:
     Accounts receivable, net ............................      1,766         254
     Prepaid and other assets ............................        354         427
     Account payable .....................................     (1,999)      1,456
     Accrued liabilities .................................       (346)        721
     Deferred revenue ....................................        175         213
                                                             --------    --------
     Net cash used in operating activities ...............    (11,285)       (215)
                                                             --------    --------
Cash flows from investing activities:
  Purchase of equipment and software .....................     (9,314)     (1,333)
  Purchase of marketable securities, available for sale ..    (75,581)     (1,035)
  Sales and maturities of marketable securities,
   available for sale ....................................     94,484           -
                                                             --------    --------

     Net cash provided by (used in) investing activities .      9,589      (2,368)
                                                             --------    --------
Cash flows from financing activities:
  Issuance of common stock including the exercise of
   stock options, net ....................................      1,519      52,326
  Notes payable ..........................................          -     (10,000)
                                                             --------    --------
     Net cash provided by financing activities ...........   $  1,519    $ 42,326
                                                             --------    --------
Effect of exchange rate on cash and cash equivalents .....        (90)          -
                                                             --------    --------
     Net increase in cash and cash equivalents ...........       (267)     39,743
                                                             --------    --------
Cash and cash equivalents, beginning of period ...........      1,942      10,508
                                                             --------    --------
Cash and cash equivalents, end of period .................   $  1,675    $ 50,251
                                                             ========    ========
Supplemental disclosure of cash flow information:
  Income taxes paid ......................................   $      -    $      -
  Interest paid ..........................................   $      -    $     33
Non-cash investing and financing activities:
  Warrant issued in connection with line of credit .......   $      -    $    423
  Deferred stock compensation ............................   $    463    $  1,627

     See accompanying notes to condensed consolidated financial statements.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Basis of Presentation

     The condensed consolidated financial statements included in this document are unaudited and reflect all adjustments (consisting only of normal recurring adjustments, except as noted) which are, in the opinion of our management, necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods shown. These condensed consolidated financial statements should be read in conjunction with our consolidated financial statements and notes thereto, Management's Discussion and Analysis of Financial Condition and Results of Operations contained in our Annual Report on Form 10-K for the fiscal year ended April 30, 2001 and Management's Discussion and Analysis of Financial Condition and Results of Operations contained in Item 2 of this Form 10-Q. The results of operations for the three months ended July 31, 2001 are not necessarily indicative of the results for the entire fiscal year ending April 30, 2002.

Revenue Recognition and Deferred Revenues

     We recognize software licensing revenue in accordance with all applicable accounting regulations including the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended by SOP 98-4 and SOP 98-9.

     Following the requirements of SOP 97-2, we recognize license revenues when all of the following have occurred:

     .    we have signed a non-cancelable license agreement with the customer;

     .    delivery of the software product to the customer has occurred;

     . the amount of the fees to be paid by the customer are fixed or determinable; and

     .    collection of these fees is probable.

     If an acceptance period is contractually provided, license revenues are recognized upon the earlier of customer acceptance or the expiration of that period. In instances where delivery is electronic and all other criteria for revenue recognition has been achieved, the product is considered to have been delivered when the customer either takes possession of the software via a download or the access code to download the software from the Internet has been provided to the customer. Our software does not require significant production, customization or modification.

     SOP 97-2, as modified, generally requires revenue earned on software arrangements involving multiple elements such as software products, upgrades, enhancements, post contract customer support, or PCS, installation and training to be allocated to each element based on the relative fair values of the elements. The fair value of an element must be based on evidence that is specific to the vendor. If evidence of fair value does not exist for all elements of a license agreement and PCS is the only undelivered element, then all revenue for the license arrangement is recognized ratably over the term of the agreement. If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred, and the remaining portion of the arrangement fee is recognized as revenue. When arrangements require us to deliver specified additional upgrades the entire fee related to the arrangement is deferred until delivery of the specified upgrade has occurred, unless we have vendor-specific objective evidence of fair value for the upgrade. Fees related to contracts that require us to deliver unspecified additional products are deferred and recognized ratably over the contract term.

     Revenue from consulting and training services are recognized using the percentage-of-completion method for fixed fee development arrangements or as the services are provided for time-and-materials arrangements.

     The fair value of professional services, maintenance and support services have been determined using specific objective evidence of fair value based on the price charged when the elements are sold separately. Revenues for maintenance and support service are deferred and recognized ratably over the term of the support period. Revenues from professional services are recognized when the services are performed.

     In June 2001, we converted our enabling technologies products primarily to subscription-based licenses. In addition, our trust services and enterprise application software product lines are accounted for under the subscription model. Subscription licenses provide our customers with rights to use our software for a specified period of time. Customers are entitled to use the license and receive certain customer support services over the license term. In addition, depending on the type of license, our customers have access to unspecified upgrades on an "if and when available" basis. We expect the average duration of the subscription licenses to be between one and two years. Under subscription licenses, we bill our customers for the current year's product and service fees. The billed product and service fees are recognized as revenues ratably over the billed period, generally one year.

     Deferred revenues generally result from the following: deferred maintenance and support service, cash received for professional services not yet rendered and license revenues deferred relating to arrangements where we have received cash and are required to deliver either unspecified additional products or specified upgrades for which we do not have vendor-specific objective evidence of fair value.


Impairment of Long-Lived Assets

     We evaluate the recoverability of our property and equipment and intangible assets in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 121 prescribes the accounting treatment for long-lived assets, identifiable intangibles and goodwill related to those assets when there are indications that the carrying value of those assets may not be recoverable. SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. Accordingly, we evaluate asset recoverability at each balance sheet date or when an event occurs that may impair recoverability of the asset.


Research and Product Development Cost

     We expense all research and development costs as they are incurred. Scientific research tax credits are recognized at the time the related costs are incurred and recovery is reasonably assured. We have capitalized certain costs associated with the filing of approximately fifty patent applications in various jurisdictions. These patent filings relate to Elliptic Curve Cryptography, or ECC, various mathematical computational methodologies, security protocols and other cryptographic inventions. Once granted, we amortize the individual patent cost over three years. We capitalize patents not yet granted at their cost less a provision for the possibility of the patent not being granted or abandoned.


Reclassifications

     Certain reclassifications have been made in the 2001 financial statement presentation to conform to the 2002 presentation.


Note 2.  Net Loss per Common Share

     Basic net loss per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed using the weighted average number of common shares outstanding during the period and, when dilutive, potential common shares from options and warrants to purchase common shares, using the treasury stock method.

     The following potential common shares have been excluded from the calculation of diluted net loss per share for all periods presented because the effect would have been anti-dilutive:
                                                   Three months ended July 31,
                                                   ---------------------------
                                                         2001        2000
                                                         ----        ----
Shares issuable under stock options ..............    3,649,671   5,729,350
Shares of restricted stock subject to repurchase..       46,384        --
Shares issuable pursuant to warrants .............       30,000      30,000
                                                      ---------   ---------

     The weighted average exercise price of stock options was $3.47 and $9.04 at July 31, 2001 and 2000, respectively. The purchase price of restricted stock was $38.94. The exercise price of outstanding warrants was Cdn. $38.13 per share ($24.91 based on the exchange rate on July 31, 2001).


Note 3.  Comprehensive Income (Loss)

     Other comprehensive income refers to revenues, expenses, gains and losses that under U.S. generally accepted accounting principles are recorded as an element of Shareholders' equity but are excluded from net income. The following table sets forth the components of comprehensive loss for the three months ended July 31, 2001 and 2000, respectively (in thousands of U.S. dollars):

                                                   Three months ended July 31,
                                                   ---------------------------
                                                        2001          2000
                                                    -----------   -----------
Revenues:                                           (Unaudited)   (Unaudited)
Net loss .......................................     $(32,575)     $ (6,647)
Other comprehensive income:
Unrealized gain (loss) on marketable securities,
 available for sale ............................          (89)           33
                                                     --------      --------
Comprehensive loss .............................     $(32,664)     $ (6,614)
                                                     ========      ========


Note 4.  Impairment of Goodwill and Other Intangibles

     In connection with our restructuring program announced on June 4, 2001, we performed an impairment assessment of the identifiable intangibles and goodwill recorded in connection with the acquisitions of DRG Resources Group, Inc. and Uptronics, Inc. We performed the assessment primarily due to changes in the economy, the overall decline in the industry growth rates, and our lower actual and projected operating results, including those related to our acquisitions of DRG Resources Group, Inc. and Uptronics Inc. As a result, we recorded an impairment of goodwill and other intangible assets of $9.4 million, measured as the amount by which the carrying amount exceeded the present value of the estimated future cash flows for goodwill. The assumptions supporting the cash flows, including the discount rate, were determined using our best estimates as of June 4, 2001. We will continue to assess the recoverability of the remaining goodwill and other intangible assets periodically in accordance with our policy.


Note 5.  Restructuring Costs

     On June 4, 2001, we announced a restructuring program to prioritize our initiatives, reduce costs not directly associated with selling and product development, decrease discretionary spending and improve efficiency. This restructuring program includes a reduction of our full-time employee headcount, consolidation of excess facilities and reengineering of certain business functions.

     As a result of the restructuring program, we recorded restructuring costs of approximately $9.5 million for the three months ended July 31, 2001. We recorded restructuring expenses in the following areas: 1) reduction in workforce; 2) consolidation of excess facilities and non-productive property and equipments; and 3) elimination of deferred compensation.

     We reduced our work force by approximately 30% across all business functions and geographic regions. We recorded an estimated charge of approximately $2.1 million relating primarily to severance and fringe benefits.

     We recorded a restructuring charge of approximately $5.1 million for property and equipment that will be disposed of or removed from operations and excess facilities relating primarily to non-cancelable lease costs under the assumption that we will not be able to sublease certain of our excess facilities in next two years.

     In connection with the acquisition of DRG Resources Group, Inc., we recorded approximately $7.7 million of deferred compensation expense in connection with shares subject to restriction under employment agreements signed with the former owners of DRG Resources Group, Inc. These amounts are being amortized over an eighteen months period. As a result of the restructuring program in June 2001, certain former owners of DRG Resources Group, Inc. left our company. The unvested shares that were restricted under the terms of these employment agreements were immediately vested upon terminations of the related employees. As a result, approximately $2.3 million of deferred compensation charges were recorded in the first quarter of fiscal 2002.

     In the first quarter of fiscal 2002, we paid approximately $1.6 million in cash for restructuring costs related to certain employee severance and other employee payments. The accrued restructuring and related expenses during the three months ended July 31, 2001 were comprised of the following (in thousands of U.S. dollars):

                                                       Accrued
                                                  ---------------------
                                                  Current   Non-current
                                                  -------   -----------
Work force reduction ...........................   $  525     $ --
Consolidation of excess facilities .............    1,191      1,102
                                                   ------     ------
Total restructuring expenses ...................   $1,716     $1,102
                                                   ======     ======

     As of July 31, 2001, we anticipated paying these balances in the next 24 months.


Note 6.  Segment Information and Significant Customer

     We operate in one reportable segment. We are a developer, manufacturer and vendor of digital information security products, technologies and services within the industry segment of electronic commerce.

     Information about our geographic operations is given below (in thousands of U.S. dollars):

                                                       Three months
                                                      ended July 31,
                                                   ------------------
                                                    2001       2000
                                                   ------     ------
U.S. ............................................  $1,899     $4,403
Canadian ........................................     548         30
International (non-Canadian/US) .................      97        620
                                                   ------     ------
Total revenue ...................................  $2,544     $5,053
                                                   ======     ======

     One of our customers accounted for approximately 11% of our revenue in the first quarter of fiscal 2002 and one of our customers accounted for approximately 24% of our revenue in the first quarter of fiscal 2001.


Note 7.  Public Offering and Stock Split

     In May 2000, we completed a public offering of 2,500,000 common shares at a per share price of $23.15 in the United States and Canada for an aggregate offering price of approximately $57.9 million. Our net proceeds from the offering were approximately $51.5 million after deducting underwriting discounts and commissions and offering expenses.

     In March 2001, we issued 4,000,000 of our common shares in Canada and the United States at a per share price of Cdn. $12.50 (approximately $8.14 based on the exchange rate on April 30, 2001). The common shares have not been registered under the United States Securities Act of 1933, as amended. The gross proceeds of this offering were Cdn. $50.0 million (approximately $32.5 million based on the exchange rate on April 30, 2001). After deducting underwriting discounts and commissions and offering expenses, the net proceeds of this offering were Cdn. $47.2 million (approximately $30.8 million based on the exchange rate on April 30, 2001).

     On July 12, 2000, we completed a two-for-one split of our outstanding common shares. All share and per share amounts in this document have been adjusted to give effect to this split.


Note 8.  Stock Option Repricing

     In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation," an interpretation of APB Opinion No. 25, "Accounting for Stock Issued to Employees," which, among other things, requires variable-award accounting for repriced options from the date the options are repriced until the date of exercise. This interpretation became effective on July 1, 2000 to cover specific events that occur after December 15, 1998. On March 17, 1999, our Board of Directors approved the exchange of options to acquire an aggregate of 1,106,240 of our common shares for options having a right to acquire 382,914 common shares. Because these options were repriced after December 15, 1998, they are covered by the interpretation. Accordingly, these options will be accounted for as variable until the date they are exercised, forfeited or expire unexercised. Additional compensation cost will be measured for the full amount of any increases in share price after July 1, 2001 and will be recognized over the remaining vesting period. Any adjustment to the compensation cost for further changes in share price after the options vest will be recognized immediately. Stock compensation amortization expense of $111 thousand was recorded for the three months ended July 31, 2000. As of July 31, 2001, price of our common shares was less than the exercise price of the repriced stock options. As a result, a credit of approximately $311 thousand was recorded to stock compensation amortization expenses in the first quarter of fiscal 2002. Deferred compensation expense related to this repricing of options was $0 at the end of first quarter of fiscal 2002.

     On July 6, 2001, we announced voluntary stock option exchange program to be offered to employees in which employees will be able to exchange current outstanding options for new options to be issued no sooner than six months and one day after the end of the exchange period. For existing options with exercise prices over $23.00, program participants will receive one new option for each two options tendered for exchange. For options with exercise prices between $10.00 and $22.99, program participants will receive two new options for each three options tendered for exchange. Options with exercise prices below $10.00 may not be voluntarily tendered for exchange under this new program. Each of the new options will have a vesting schedule whereby 25% will vest immediately upon issue, and the balance will vest monthly on a prorated basis for 24 months. The new options will be exercisable for a period of 5 years from the date of grant.

Note 9.  Contingencies

     We are subject to legal proceedings and claims that arise in the ordinary course of our business. While management currently believes the amount of ultimate liability, if any, with respect to these actions will not materially affect the financial position, results of operations, or liquidity of our company, the ultimate outcome of any litigation is uncertain. Were an unfavorable outcome to occur, the impact could be material to us.

     One of our suppliers, East West Imports, Inc. dba California Computers, has filed suit against us in the Superior Court of the State of California, County of Alameda, for payment of approximately $200,000 plus costs, attorney fees, and interest. The focus of our dispute is whether or not a number of personal computers and peripheral items were actually received by us. Both parties are attempting to ascertain the proper amount owed, and we anticipate a settlement on fair and reasonable terms is likely to occur shortly. In the event that no such settlement is reached within a reasonable time, we intend to vigorously defend any litigation over disputed amounts. In such case there can be no assurance that we will be successful in doing so, or that such disputes will not have a material adverse impact on us.


Note 10.  Recent Accounting Pronouncement

     In July 2001, the FASB issued SFAS No. 141, "Business Combinations". SFAS No. 141 requires that all business combinations be accounted for under the purchase method for business combinations initiated after June 30, 2001 for which the date of acquisition is July 1, 2001 or later. Use of the pooling-of-interest method is no longer permitted. In July 2001 the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be periodically reviewed for impairment. SFAS No. 142 must be adopted starting with fiscal years beginning after December 15, 2001. The impact of adopting SFAS 141 and SFAS 142 has not been determined.

     In August 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". This statement addresses Financial accounting and reporting for obligations associated with the retirement of tangible long lived assets and for the associated asset retirement costs. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The impact of adopting SFAS 143 has not been determined.


Note 11.  Subsequent Events

     On August 17, 2001, we announced that we would further reduce our workforce by approximately 25% by the end of the second quarter of fiscal 2002. On August 30, 2001, we issued and sold Cdn. $13.5 million (approximately $8.7 million based on the exchange rate on August 30, 2001) aggregate principal amount of 7.25% senior unsecured convertible notes (the "Notes") on a private placement basis. The Notes are convertible by the holders thereof, without payment of additional consideration, into an equal principal amount of 7.25% senior convertible unsecured subordinated debentures (the "Debentures") at any time and automatically at 5:00 pm (Toronto time) on the earlier of (i) the fifth business day after a receipt is issued by the last of the relevant securities regulatory authorities in Canada for a final prospectus qualifying the issuance of the Debentures on the conversion of the Notes, and (ii) August 30, 2002. The Debentures mature on August 30, 2004 and are convertible into our common shares at the holder's option at any time before the close of business on the earlier of August 30, 2004 and the last business day before the date specified for redemption at a conversion price of Cdn. $3.85 per common share. The net proceeds from the offering will be used for working capital and general corporate purposes.


Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation

     Certain statements contained in this Form 10-Q constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. When used in this document, the words "may," "would," "could," "will," "intend," "plan," "anticipate," "believe," "estimate," "expect" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, those which are discussed in "Factors That May Affect Operating Results" beginning on page 19 of this Form 10-Q, in our Annual Report on Form 10-K and in other documents that we file with the Securities and Exchange Commission and Canadian securities regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. We do not intend, and do not assume any obligation, to update these forward-looking statements.


Overview

     We are a leading provider of information security software and services, specializing in solutions for mobile e-business. Our products and services are specifically designed to address the challenges imposed by a wireless data environment. We offer comprehensive solutions that incorporate our efficient encryption technology and are based on industry standards for information security that utilize public-key cryptography. We believe that the addition of our products to wireless infrastructures will help to build the trust and confidence necessary for the success of mobile e-business.

     Historically, we have focused on the development and marketing of cryptographic and information security protocol toolkits. Today, our comprehensive product offering includes an enabling technologies suite, which allows original equipment manufacturers, or OEMs, to develop secure e-business applications; our trust services, which provide OEMs and enterprises with the necessary public-key infrastructure, or PKI, management tools and certificate services to authenticate users and servers; and our enterprise application software, which provides virtual private network, or VPN, security and strong personal digital assistant, or PDA, data security for enterprises wanting to enable a mobile workforce. In addition, we provide consulting and systems integration services to assist our customers in designing and implementing efficient security solutions. Our products and services solve difficult security problems for the world's leading providers of computing and communication products. OEM customers integrate our

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

enabling technologies into their hardware and software products, then sell the finished products to consumers or enterprise customers. In addition, we sell our enterprise application software directly to Fortune 1000 companies.

     We were founded in 1985 and are governed by the laws of the Yukon Territory, Canada. We determined that commencing May 1, 1999 our functional currency was the U.S. dollar and, accordingly, we began measuring and reporting our results of operations in U.S. dollars from that date. We changed our functional currency as we derive a majority of our revenues and incur a significant portion of our expenses in U.S. dollars.

     On January 26, 2000, we acquired all the outstanding shares of common stock of Trustpoint, a corporation based in Mountain View, California. Trustpoint is a private developer of PKI products. OEMs use PKI products to develop authentication and certification applications and services. In connection with this acquisition, we issued 201,120 of our common shares in exchange for all of the outstanding shares of Trustpoint and we also assumed Trustpoint's outstanding employee stock options. The transaction was accounted for as a purchase and, accordingly, the total consideration of approximately $10.5 million has been allocated to the tangible and intangible assets acquired based on their respective fair values on the acquisition date. Trustpoint's results of operations have been included in the consolidated financial statements from the date of acquisition. As a result of our acquisition of Trustpoint, we recorded goodwill and other intangible assets of approximately $10 million. These amounts will be amortized over a three to five year period.

     On September 12, 2000, we completed our acquisition of DRG Resources Group, Inc., a corporation based in Redwood City, California. DRG Resources Group, Inc. is an e-commerce security consulting company. In connection with this acquisition, we issued 397,595 of our common shares in exchange for all of the outstanding shares of DRG Resources Group, Inc. and we also assumed DRG Resources Group, Inc.'s outstanding stock options. The transaction was accounted for as a purchase and, accordingly, the total consideration of approximately $18.0 million has been allocated to the tangible and intangible assets acquired based on their respective fair values on the acquisition date. The results of operations of DRG Resources Group, Inc. have been included in the consolidated financial statements from the date of acquisition. As a result of our acquisition of DRG Resources Group, Inc., we recorded goodwill, deferred compensation expense, and other intangible assets of approximately $17.9 million. As a result of our restructuring program in June 2001, certain former owners of DRG Resources Group, Inc. left our company.

     Our consolidated financial statements contained in this Form 10-Q are reported in U.S. dollars and are presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The following discussion and analysis relates to our financial statements that have been prepared in accordance with U.S. GAAP.


Results of Operations

     Although we have experienced substantial growth in revenues in recent periods, we have incurred substantial operating losses since our inception and we expect to incur substantial operating losses for the foreseeable future. As of July 31, 2001, we had an accumulated deficit of approximately $127.5 million as determined in accordance with U.S. GAAP. We expect to incur additional losses for the foreseeable future, and we may never achieve profitability.

     The following table sets out, for the periods indicated, selected financial information from our consolidated financial statements as a percentage of revenue.

                                              Three months ended July 31,
                                                2001            2000
                                                ----            ----
Consolidated Statement of Operations Data:       (%)             (%)
  Revenues:
   Products ..............................         37             87
   Services ..............................         63             13
     Total revenues ......................        100            100
Cost of revenues:
  Products ...............................          3              5
  Services ...............................         88             22
     Total costs .........................         91             27
Operating expenses:
  Sales and marketing ....................        220             60
  Product development and engineering ....        109             48
  General and administrative .............        105             51
  Depreciation and amortization ..........        141             54
  Goodwill impairment ....................        368              -
  Restructuring costs ....................        375              -
     Total operating expenses ............      1,318            213
Loss from operations .....................     (1,309)          (140)
Other income:
  Interest income ........................         28             18
  Interest expense .......................          -             (8)
     Total other income (expense) ........         28             10
Loss before provision for income taxes ...     (1,281)          (130)
Provision for income taxes ...............          -              2
                                               ------           ----
Net loss .................................     (1,281)          (132)
                                               ======           ====

Note:

(1) Includes the amortization of deferred compensation expense in connection with the acquisition of DRG Resources Group, Inc. for three months ended July 31, 2001.


Revenues

     We recognize software licensing revenue in accordance with all applicable accounting regulations including the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended by SOP 98-4 and SOP 98-9.

     Following the requirements of SOP 97-2, we recognize license revenues when all of the following have occurred:

  .  we have signed a non-cancelable license agreement with the customer;

  .  delivery of the software product to the customer has occurred;

  . the amount of the fees to be paid by the customer are fixed or determinable; and

  .  collection of these fees is probable.

     If an acceptance period is contractually provided, license revenues are recognized upon the earlier of customer acceptance or the expiration of that period. In instances where delivery is electronic and all other criteria for revenue recognition has been achieved, the product is considered to have been delivered when the customer either takes possession of the software via a download or the access code to download the software from the Internet has been provided to the customer. Our software does not require significant production, customization or modification.

     SOP 97-2, as modified, generally requires revenue earned on software arrangements involving multiple elements such as software products, upgrades, enhancements, post contract customer support, or PCS, installation and training to be allocated to each element based on the relative fair values of the elements. The fair value of an element must be based on evidence that is specific to the vendor. If evidence of fair value does not exist for all elements of a license agreement and PCS is the only undelivered element, then all revenue for the license arrangement is recognized ratably over the term of the agreement. If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred, and the remaining portion of the arrangement fee is recognized as revenue. When arrangements require us to deliver specified additional upgrades the entire fee related to the arrangement is deferred until delivery of the specified upgrade has occurred, unless we have vendor-specific objective evidence of fair value for the upgrade. Fees related to contracts that require us to deliver unspecified additional products are deferred and recognized ratably over the contract term.

     Revenue from consulting and training services are recognized using the percentage-of-completion method for fixed fee development arrangements or as the services are provided for time-and-materials arrangements.

     The fair value of professional services, maintenance and support services have been determined using specific objective evidence of fair value based on the price charged when the elements are sold separately. Revenues for maintenance and support service are deferred and recognized ratably over the term of the support period. Revenues from professional services are recognized when the services are performed.

     In June 2001, we converted our enabling technologies products primarily to subscription-based licenses. In addition, our trust services and enterprise application software product lines are accounted for under the subscription model. Subscription licenses provide our customers with rights to use our software for a specified period of time. Customers are entitled to use the license and receive certain customer support services over the license term. In addition, depending on the type of license, our customers have access to unspecified upgrades on an "if and when available" basis. We expect the average duration of the subscription licenses to be between one and two years. Under subscription licenses, we bill our customers for the current year's product and service fees. The billed product and service fees are recognized as revenues ratably over the billed period, generally one year.

     Deferred revenues generally result from the following: deferred maintenance and support service, cash received for professional services not yet rendered and license revenues deferred relating to arrangements where we have received cash and are required to deliver either unspecified additional products or specified upgrades for which we do not have vendor-specific objective evidence of fair value.

     We operate in one reportable segment. We derive our revenues from a variety of sources that we generally classify as products and services. We earn products revenues from one-time base license fees or technology access fees, royalties, and hardware products. Our hardware products are manufactured by third parties to our specifications and resold by us to our customers. In addition, we earn revenues on a transaction basis through the sale of our authentication service offerings, which are primarily digital certificates. Services revenues are derived from the performance of contracted services for customers, maintenance, and support and training fees.

     We negotiate most of our customer contracts on a case-by-case basis. Prior to June 2001, most of our contracts (other than our contracts for professional services or hardware sales) include provisions for us to receive an up-front license fee and royalties. Our royalties for software licenses for mobile and wireless devices vary based on a number of factors, including the size of the contract and the nature of the contract, the customer, the device and the application.

     In June 2001, we converted our enabling technologies products primarily to subscription-based licenses. In addition, our trust services and enterprise application software product lines are accounted for under the subscription model. Under our subscription license model, we expect a significant percent of customers to renew their licenses upon license expiration. The change from perpetual licenses to subscription licenses has impacted our reported quarterly and annual revenues and will continue to do so on a going-forward basis as subscription license revenue will be amortized over the term of the subscription license. In the past, the majority of our perpetual license revenues have been recognized in the quarter of product delivery. Therefore, a subscription license order will result in substantially less current-quarter revenue than an equal- sized order for a perpetual license. We invoice our customers upfront for the full amount of a twelve-month subscription license period and collect the invoice within our standard payment terms. Although we expect that over the long term our cash flow from operations under the subscription license model will be equal to or greater than under the perpetual license model, in the near term we expect our cash flow from operations to decrease and deferred revenue to increase.

     The following table sets forth our revenues by category and by geography for the periods indicated:

                                                               Three months ended July 31,
                                                              ------------------------------
                                                                   2001             2000
                                                              --------------   -------------

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

Products..................................................          37%              87%
Services..................................................          63               13
                                                              --------------   -------------
Total revenue.............................................         100%             100%
                                                              ==============   =============
U.S. revenue..............................................          75%              87%
Canadian revenue..........................................          21                1
International (non-Canadian/US) revenue...................           4               12
                                                              --------------   -------------
Total revenue.............................................         100%             100%
                                                              ==============   =============

     Total revenues for the three months ended July 31, 2001 were $2.5 million, a 50% decrease from $5.1 million for the three months ended July 31, 2000. The decrease was primarily attributable to our transition from the perpetual license model to the subscription license model. Under our new subscription license model, only a fraction of the total value of the contract is recorded as revenue in the quarter when the contract is signed and products are delivered. The remainder of the total value is recognized ratably over the term of the contract. In addition, the decrease was due to decreased sale size as larger companies deferred their purchases due to capital constraints under the current difficult economic environment.

     One of our customers accounted for approximately 11% of our revenue in the first quarter of fiscal 2002 and one of our customers accounted for approximately 24% of our revenue in the first quarter of fiscal 2001.

     Products revenues were $1.0 million for the three months ended July 31, 2001, a 78% decrease compared to $4.4 million for the three months ended July 31, 2000. The decrease was expected due to a portion of our new contracts being recognized using our subscription license model. Under our new subscription license model, we recognize revenue ratably over the term of the contract whereas under the perpetual license model we recognize revenue when the product is delivered. In addition, the decrease in revenue was also due to a reduction in the number of deals with large companies as large companies deferred their purchases due to capital constraints.

     Services revenues were $1.6 million for the three months ended July 31, 2001, a 143% increase compared to $0.7 million for the three months ended July 31, 2000. The increase in services revenue was due to an increase in contract development work by our professional services organization, a larger customer base, and to a lesser extent, increases in maintenance fees.

Cost of Revenues

     Cost of revenues consists of cost of products and services. Our cost of products consists primarily of the component cost of our hardware products manufactured by third parties to our specifications as well as the procured costs of third-party hardware technology. Cost of services consists primarily of costs related to professional services activities. These expenses include salaries, travel and related expenses, and amortization of deferred compensation expense in connection with the acquisition of DRG Resources Group, Inc.

     Total cost of revenues increased 70% to $2.3 million for the three months ended July 31, 2001 compared to $1.4 million for the three months ended July 31, 2000.

     Cost of products was $76,000 for the three months ended July 31, 2001, a 67% decrease compared to $232,000 for the same period of fiscal 2001. The decrease in cost of products in the first quarter of fiscal 2002 was primarily due to the lower hardware costs as a result of lower hardware sales.

     Cost of service was $2.2 million for the three months ended July 31, 2001, a 98% increase over $1.1 million for the three months ended July 31, 2000. This increase was primarily a result of the increase in the number of professional services providers, the deferred compensation expense in connection with the acquisition of DRG Resources Group, Inc. and launch of our trust services product offerings.

Operating Expenses

     Our operating expenses consist of sales and marketing, product development and engineering, general and administrative expenses, depreciation and amortization, and goodwill impairment and restructuring costs.

Sales and Marketing

     Sales and marketing expenses consist primarily of employee salaries and commissions, related travel, public relations and corporate communications costs, trade shows, marketing programs and market research.

     Sales and marketing expenses were $5.6 million for the three months ended July 31, 2001 compared to $3.0 million for the same period in fiscal 2001, an increase of 85%. These increased expenses in fiscal 2002 were primarily due to an increase in personnel costs and sales and marketing programs.

Product Development and Engineering

     Product development and engineering expenses consist primarily of employee salaries, sponsorship of cryptographic research activities at various universities, participation in various cryptographic, wireless and e-business standards associations and related travel and other costs. We have capitalized certain costs associated with the filing of patent applications in various jurisdictions. These patent filings are in the areas of ECC, various mathematical computational methodologies, security protocols and other cryptographic inventions. Once granted, we amortize the individual patent cost over three years. We capitalize patents not yet granted at their cost less a provision for the possibility of the patent not being granted or abandoned.

     Our product development and engineering expenses were $2.8 million for the three months ended July 31, 2001 compared to $2.4 million for the same period in fiscal 2001, an increase of 14%. These increases were the result of the addition of personnel and related costs necessary to support new and on-going product development in the first quarter of fiscal 2002.

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

General and Administrative

     General and administrative expenses consist primarily of salaries and other personnel-related expenses for executive, financial, legal, information services and administrative functions, and amortization of stock compensation expense.

     For the three months ended July 31, 2001, general and administrative expenses increased 3% to $2.7 million compared to $2.6 million for the same period in fiscal 2001. This increase was primarily due to the growth in personnel and office space in California.

Depreciation and Amortization

     Depreciation and amortization represent the allocation to income of the cost of fixed assets and intangibles including patents cost over their estimated useful lives.

     Depreciation and amortization increased 31% to $3.6 million for the three months ended July 31, 2001 compared to $2.7 million for the three months ended July 31, 2000. This increase was due to additions to our property and equipment assets.

Impairment of Goodwill and Other Intangibles

     In connection with our restructuring program announced on June 4, 2001, we performed an impairment assessment of the identifiable intangibles and goodwill recorded in connection with the acquisitions of DRG Resources Group, Inc. and Uptronics, Inc. We performed the assessment primarily due to changes in the economy, the overall decline in the industry growth rates, and our lower actual and projected operating results, including those related to our acquisitions of DRG Resources Group, Inc. and Uptronics, Inc. As a result, we recorded impairment of goodwill and other intangible assets of $9.4 million, measured as the amount by which the carrying amount exceeded the present value of the estimated future cash flows for goodwill. The assumptions supporting the cash flows, including the discount rate, were determined using our best estimates as of June 4, 2001. We will continue to assess the recoverability of the remaining goodwill and other intangible assets periodically in accordance with our policy.

Restructuring Costs

     On June 4, 2001, we announced a restructuring program. This restructuring program included a reduction of our full-time employee headcount in most functional areas, consolidation of excess facilities a reduction in discretionary expenses and restructuring of certain business processes and functions.

     As a result of the restructuring program, we recorded approximately $9.5 million of restructuring costs for the three months ended July 31, 2001. We recorded restructuring expenses in the following areas: 1) reduction in workforce; 2) consolidation of excess facilities and non-productive property and equipments; and 3) elimination of deferred compensation.

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

     We reduced our workforce by approximately 30% across all business functions and geographic regions. We recorded an estimated charge of approximately $2.1 million relating primarily to severance and fringe benefits.

     We recorded a restructuring charge of approximately $5.1 million for excess facilities relating primarily to non-cancelable lease costs under the assumption that we will not be able to sublease certain of our excess facilities in next two years.

     In connection with the acquisition of DRG Resources Group, Inc., we recorded approximately $7.7 million of deferred compensation expense in connection with shares subject to restriction under employment agreements signed with the former owners of DRG Resources Group, Inc. These amounts are being amortized over an eighteen month period. As a result of the restructuring program in June 2001, certain former owners of DRG Resources Group, Inc. left our company. The unvested shares that were restricted under the terms of these employment agreements were immediately vested upon terminations of the related employees. As a result, approximately $2.3 million of deferred compensation charges were recorded in the first quarter of fiscal 2002.

     In the first quarter of fiscal 2002, we paid approximately $1.6 million in cash for restructuring costs related to certain employee severance and other employee payments. The accrued restructuring and related expenses during the three months ended July 31, 2001 were comprised of the following (in thousands of U.S. dollars):

                                                                      Accrued
                                                            -----------------------------
                                                              Current       Non-current
                                                            -----------   ---------------
Work force reduction......................................    $  525         $       -
Consolidation of excess facilities........................     1,191             1,102
  Total restructuring expenses............................    $1,716         $   1,102

     As of July 31, 2001, we anticipated paying these balances in the next 24 months.

Interest and Other Income (Expense)

     For the three months ended July 31, 2001, interest income was $0.7 million compared to interest income of $1.0 million for the same period in fiscal 2001. This decrease resulted from a decrease in the amount of cash and marketable securities invested and lower interest rates on the short-term investments for the quarter ended July 31, 2001 compared to the quarter ended July 31, 2000. As of the end of fiscal year 2000, we had borrowed $10 million from Sand Hill Capital II, LP (Sand Hill). In connection with this financing, we issued a warrant which entitles Sand Hill to purchase 30,000 of our common shares at an exercise price of Cdn. $38.13 per share (U.S. $24.91 based on the exchange rate on July 31, 2001) until April 27, 2005. The warrant was valued at $423,000 at the time of issuance based on the Black-Scholes option valuation model. In the first quarter of fiscal 2001, we recorded a one-time, non-cash interest expense of $0.4 million related to the warrant issued to Sand Hill. The value of the warrant was charged to interest expense in the first quarter of fiscal 2001 as the loan was re-paid with proceeds from our public offering in May 2000.

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

Provision for Income Taxes

     We pay taxes in accordance with U.S. federal, state and local tax laws and Canadian federal, provincial and municipal tax laws. Income tax was $80 thousand for the three months ended July 31, 2000. We do not expect to pay significant corporate income taxes in both Canada and the United States in the foreseeable future because we have significant tax credits and net operating loss carryforwards for Canadian, U.S. federal and U.S. state income tax purposes.

Financial Condition, Liquidity and Capital Resources

     In May 2000, we completed a public offering of 2,500,000 common shares at a per share price of $23.15 in the United States and Canada for an aggregate offering price of approximately $57.9 million. Our net proceeds from the offering were approximately $51.5 million after deducting underwriting discounts and commissions and offering expenses. On April 27, 2000, we borrowed $10 million from Sand Hill, at the prime rate of interest plus 3%. As partial consideration for making advances to us under this credit facility, we granted Sand Hill a warrant to purchase up to 30,000 of our common shares at an exercise price of Cdn. $38.13 per share ($24.91 based on the exchange rate on July 31, 2001) until April 27, 2005. We repaid the loan and interest on May 5, 2000, using a portion of the proceeds received from our public offering, and terminated this facility.

     In March 2001, we issued 4,000,000 of our common shares in Canada and the United States at a per share price of Cdn. $12.50 (approximately $8.17 based on the exchange rate on July 31, 2001). The common shares have not been registered under the United States Securities Act of 1933, as amended. The gross proceeds of this offering were Cdn. $50.0 million (approximately $32.7 million based on the exchange rate on July 31, 2001). After deducting underwriting discounts and commissions and offering expenses, the net proceeds of this offering were Cdn. $47.2 million (approximately $30.8 million based on the exchange rate on July 31, 2001).

     On August 30, 2001, we issued and sold Cdn. $13.5 million (approximately U.S. $8.7 million based on the exchange rate on August 30, 2001) aggregate principal amount of 7.25% senior unsecured convertible notes (the "Notes") on a private placement basis. The Notes are convertible by the holders thereof, without payment of additional consideration, into an equal principal amount of 7.25% senior convertible unsecured subordinated debentures (the "Debentures") at any time and automatically at 5:00 pm (Toronto time) on the earlier of (i) the fifth business day after a receipt is issued by the last of the relevant securities regulatory authorities in Canada for a final prospectus qualifying the issuance of the Debentures on the conversion of the Notes, and (ii) August 30, 2002. The Debentures mature on August 30, 2004 and are convertible into our common shares at the holder's option at any time before the close of business on the earlier of August 30, 2004 and the last business day before the date specified for redemption at a conversion price of Cdn. $3.85 per common share.

     At July 31, 2001, total cash and available-for-sale marketable securities were $33.1 million, excluding $2.0 million of restricted cash.

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

     For the three months ended July 31, 2001, net cash used in operating activities was $11.3 million. Net cash used in operating activities was primarily due to our net loss of $32.6 million, which included total non-cash charges of $21.3 million. The non-cash charges included $3.6 million of depreciation and amortization, $9.4 million of impairment of goodwill and other intangibles, $7.9 million of non-cash restructuring costs, and $0.5 million of stock compensation expense.

     For the three months ended July 31, 2001, net cash provided by investing activities was $9.6 million. Net cash provided by investing activities was primarily due to $18.9 million of net sales and maturities of marketable securities, available for sale. The cash generated from sales and maturities of marketable securities, available for sale, was offset by $9.3 million of capital expenditures for property, equipment and patents. These consisted primarily of $7.7 million of leasehold improvements and related costs and $1.1 million of software.

     For the three months ended July 31, 2001, net cash provided by financing activities was $1.5 million. Net cash provided by financing activities was primarily due to the issuance of common shares, including these related to the exercise of stock options.

     We lease premises totaling approximately 111,000 square feet in Hayward, California. These leases expire on July 31, 2007. Through July 31, 2001, we have capitalized leasehold improvements and related construction costs totaling approximately $11.5 million for our Hayward facilities. In addition, we do not anticipate any additional expenses subsequent to July 31, 2001 to complete the build-out of our Hayward facilities. We also have a lease for approximately 30,300 square feet of office space in Mississauga, Ontario, which expires on December 25, 2009. Currently, our Canadian offices occupy this space. We recently signed a ten-year lease for approximately 130,000 square feet located at 1980 Matheson Boulevard East, Mississauga, Ontario. At this time, the facility is being constructed at our expense and we expect the total cost will be approximately $8.1 million. Through July 31, 2001, we have capitalized leasehold improvements and related construction costs totaling approximately $2.7 million for the facility. In addition, we anticipate incurring approximately an additional $5.4 million subsequent to July 31, 2001 to complete the build-out of the facility. If the landlord intends to sell the leased premises, we have a right of first refusal with respect of any sale of this property on terms to be negotiated. In the fall of 2001, we intend to relocate our Canadian operations from their current location to this new facility and to sublease our current Canadian office space and approximately 40,000 square feet space of new site, although there is no assurance that we will be able to do so or at rates equal to our current obligations under the respective leases. The annual rental fee for the new site varies between approximately Cdn. $10.85 to Cdn. $13.05 per square foot ($7.09 to $8.52 per square foot based on the exchange rate on July 31, 2001) over the life of the lease. We began paying rent on this lease in May 2001. We also have a lease for approximately 6,000 square feet in Herndon, Virginia that expires on October 5, 2007, and we occasionally execute month-to-month leases for short-term office space. The total annual base rent for all facilities is approximately $3.1 million.

     In June 2001, we converted our enabling technologies products primarily to subscription-based licenses. In addition, our trust services and enterprise application software product lines are accounted for under the subscription model. Subscription licenses provide our customers with rights to use our software for a specified period of time. Customers are entitled to use the license and receive certain customer support services over the license term. In addition, depending on the type of license, our customers have access to unspecified upgrades on an "if and when available" basis. We expect the average duration of the subscription licenses to be between one and two years. In addition, we expect a significant percent of customers to renew their licenses upon license expiration.

     The change from perpetual licenses to subscription licenses has impacted our reported quarterly and annual revenues and will continue to do so on a go-forward basis, as subscription license revenue will be amortized over the term of the subscription license. In the past, the majority of our perpetual license revenues have been recognized in the quarter of product delivery. Therefore, a subscription license order will result in substantially less current-quarter revenue than an equal-sized order for a perpetual license. We invoice our customers upfront for the full amount of a twelve-month subscription license period and collect the invoice within our standard payment terms. Although we expect that over the long term our cash flow from operations under the subscription license model will be equal to or greater than under the perpetual license model, in the near term we expect our cash flow from operations to decrease and deferred revenue to increase.

     We believe our current cash and cash equivalents and marketable securities position will be sufficient to meet our liquidity needs for the near term. In the future, we may need to raise additional funds through public or private financings, strategic partnerships, as well as collaborative relationships, borrowings and other available sources. There can be no assurance that additional or sufficient financing will be available, or, if available, that it will be available on acceptable terms. If we raise funds by issuing additional equity securities, the percentage of our stock owned by our then current shareholders will be reduced. If adequate funds are not available, we may be required to significantly curtail one or more of our research and development programs or commercialization efforts or to obtain funds through arrangements with collaborative partners or others on less favorable terms.

Factors That May Affect Operating Results

     We operate in a dynamic, rapidly changing environment that involves risks and uncertainties. You should carefully consider the risks described below and the other information in this Form 10-Q. These risks and uncertainties are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially harmed.

Risks Related to Our Company

     We have a limited operating history and have incurred losses since inception and anticipate incurring losses for the foreseeable future.

     Although we have been engaged in the cryptographic security industry since 1985, we did not ship our first commercial toolkit or enter the U.S. market until 1997. Accordingly, our business operations are subject to all of the risks inherent in a new business enterprise, such as competition and viable operations management. These risks and uncertainties are often worse for a company engaged in new and evolving product markets.

     Since our inception, we have incurred substantial net losses. As of July 31, 2001, we had an accumulated deficit of approximately $127.5 million (as determined in accordance with U.S. generally accepted accounting principles).
We expect to incur additional losses for the foreseeable future and we may never achieve profitability. If we do achieve profitability, we may not be able to sustain it. You should not consider our historical growth indicative of our future revenue levels or operating results. Our success will depend in large part upon our ability to generate sufficient revenue to achieve profitability and to maintain existing customer relationships and develop new customer relationships.

     Because our quarterly operating results are subject to fluctuations, period-to- period comparisons of our operating results are not necessarily meaningful and you should not rely on them as an indication of future performance.

     Our quarterly operating results have historically fluctuated and may fluctuate significantly in the future. Accordingly, our operating results in a particular period are difficult to predict and may not meet the expectations of securities analysts or investors. If this were to occur, our share price would likely decline significantly. Factors that may cause our operating results to fluctuate include:

  .  our transition to a subscription license business model;

  . the level of demand for our products and services as well as the timing of new releases of our products;

  .  our dependence in any quarter on the timing of a few large sales;

  .  our ability to maintain and grow a significant customer base;

  . the fixed nature of a significant portion of our operating expenses, particularly personnel, research and development, and leases;

  .  costs related to the opening or expansion of our facilities;

  .  unanticipated product discontinuation or deferrals by our OEM customers;

  .  changes in our pricing policies or those of our competitors;

  .  currency exchange rate fluctuations; and

  . timing of acquisitions, our effectiveness at integrating acquisitions with existing operations and related costs.

Accordingly, we believe that quarter-to-quarter comparisons of our results of operations are not necessarily meaningful. You should not rely on the results of one quarter as an indication of our future performance.

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

Our revenues are difficult to predict

     We derive our revenue primarily from sales of our products and services to our OEM customers Our sales vary in frequency, and OEM customers may or may not purchase our products and services in the future The sale to, and implementation by, OEMs of our products and services typically involve a lengthy education process, along with significant technical evaluation and commitment of capital and other resources by them This process is also subject to the risk of delays associated with (a) their internal budgeting and other procedures for approving capital expenditures, (b) deploying new technologies and (c) testing and accepting new technologies that affect key operations As a result, the sales and implementation cycles associated with many of our products and services are generally lengthy, and we may not succeed in closing transactions on a timely basis, if at all If orders expected from a specific customer for a particular period are not realized, our revenues could fail to materialize.

     In addition, our customers may defer the purchase of, or stop using, our products and services at any time, and certain license agreements may be terminated by the customer at any time. We negotiate most of our customer contracts on a case-by-case basis, which makes our revenues difficult to predict. Our existing customer contracts typically provide for base license fees, technology access fees and/or royalties based on a per-unit or per-usage charge or a percentage of revenue from licensees' products containing our technology. In June 2001, we converted our enabling technologies products to primarily subscription-based licenses. Additionally, a number of our large contracts provide that we will not earn additional royalty revenues from those contracts until these customers' shipments exceed certain thresholds. As a result, our revenues are not recurring from period to period, which makes them more difficult to predict. In addition, estimating future revenue is difficult because we generally ship our products soon after an order is received and, as such, we do not have a significant backlog. Our expense levels are based, in part, on our expectations of future revenues and are largely fixed in the short term. We may not be able to adjust spending in a timely manner to compensate for any unexpected shortfall in revenues.

The recent introduction of a subscription business model may result in a decrease in our reported revenue and cash flow from operations

     In June 2001, we converted our enabling technologies products to primarily subscription-based licenses. In addition, our trust services and enterprise application solutions product lines are accounted for under the subscription model. Subscription licenses provide our customers with rights to use our software for a specified period of time. Customers are entitled to use the license and receive certain customer support services over the license term. In addition, depending on the type of license, our customers have access to unspecified upgrades on an "if and when available" basis. We expect the average duration of the subscription licenses to be between one and two years. In addition, we expect a significant percent of our customers to renew their licenses upon license expiration.

     The change from perpetual licenses to subscription licenses will impact our reported quarterly and annual revenues on a going-forward basis, as subscription license revenue will be amortized over the term of the subscription license. In the past, the majority of our perpetual license revenues have been recognized in the quarter of product delivery. Therefore, a

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

subscription license order will result in substantially less current-quarter revenue than an equal-sized order for a perpetual license. We expect to invoice our customers upfront for the full amount of a twelve-month subscription license period and collect the invoice within our standard payment terms. Although we expect that over the long term our cash flow from operations under the subscription license model will be equal to or greater than under the perpetual license model, in the near term we expect our cash flow from operations to decrease and deferred revenue to increase.

The current economic downturn has reduced demand for our products and services, increased the average length of our sales cycle and may adversely affect future revenue

     The majority of our revenue has been, and is expected to continue to be, derived from customers in the United States. Recent economic indicators, including growth in gross domestic product, reflect a decline in economic activity in the United States. Some reports have indicated an even more significant decline in spending by corporations in the area of information technology, which includes the encryption technology market. While we cannot specifically correlate the impact of macro-economic conditions on our sales activities, we believe that the economic conditions in the United States have resulted in decreased demand in our target markets and, in particular, have increased the average length of our sales cycles. To the extent that the current downturn continues or increases in severity, or results in a similar downturn worldwide, we believe demand for our products and services, and therefore future revenue, will be reduced.

Our restructuring of operations may not achieve the results we intend and may harm our business

     In June 2001, we announced a restructuring of our business, which included a reduction in work force of approximately 30% as well as other steps to reduce expenses. In August 2001, we announced additional workforce reductions to further reduce costs to a level commensurate with our expected revenues. The planning and implementation of our restructuring has placed, and may continue to place, a significant strain on our managerial, operational, financial and other resources. Additionally, the restructuring may negatively affect our employee turnover, recruiting and retention of important employees. If we are unable to implement our restructuring effectively or if we experience difficulties in effecting the restructuring, our expenses could increase more quickly than we expect. If we find that our restructuring activities announced in June and August do not sufficiently decrease the growth of our expenses, we may find it necessary to implement further streamlining of our expenses, to perform further reductions in work force or to undertake another restructuring of our business. If our restructuring activities are not successful in effectively reducing our expenses or result in the loss of key personnel or employee morale, our business, financial condition and results of operations would be materially adversely affected.

A limited number of customers account for a high percentage of our revenue and the failure to maintain or expand these relationships could harm our business

     Five customers comprised approximately 42% of our revenue for the fiscal year ended April 30, 2001, and approximately 31% of our revenue for the fiscal year ended April 30, 2000.

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

For the three months ended July 31, 2001, five customers accounted for approximately 37% of our revenue. One of our customers accounted for approximately 11% of our revenue in the first quarter of fiscal 2002 and one of our customers accounted for approximately 24% of our revenue in the first quarter of fiscal 2001. The loss of one or more of our major customers, the failure to attract new customers on a timely basis, or a reduction in usage and revenue associated with the existing or proposed customers would harm our business and prospects.

We are contractually obligated to complete certain leasehold improvements

     We lease premises totaling approximately 111,000 square feet in Hayward, California. This lease expires on July 31, 2007. Through July 31, 2001, we have capitalized leasehold improvements and related construction costs totaling approximately $11.5 million for our Hayward facilities. In addition, we do not anticipate any additional expenses subsequent to July 31, 2001 to complete the build-out of our Hayward facilities. In addition, we have signed a ten-year lease for approximately 130,000 square feet located at 1980 Matheson Boulevard East, Mississauga, Ontario. At this time, the facility is being constructed at our expense and we expect the total cost will be approximately $8.1 million. Through July 31, 2001, we have capitalized leasehold improvements and related construction costs totaling approximately $2.7 million for the facility. In addition, we anticipate incurring approximately an additional $5.4 million subsequent to July 31, 2001 to complete the build-out of the facility.

We may be unable to find sub-tenants to sublease currently leased and vacant space

     In March 2000, we entered into a lease covering 68,000 square feet of office space adjacent to our then existing 43,000 square foot Hayward facility. The term of this new lease is seven years at an initial monthly rent of approximately $61,000, with 3% annual increases. The lease on our prior Hayward facility expires in July 2007 and provides for current monthly base rent payments of approximately $54,000, increasing to approximately $57,000 in March 2002 and approximately $60,000 in March 2004. In August 2001, we relocated our Hayward operations to the new facility. We intend to sublease our prior 43,000 square foot Hayward office space, although there can be no assurance that we will be able to do so or at rates equal to our current obligations under the lease.

     We recently signed a ten-year lease for approximately 130,000 square feet located at 1980 Matheson Boulevard East, Mississauga, Ontario. If the landlord intends to sell the leased premises, we have a right of first refusal with respect of any sale of this property on terms to be negotiated. In the fall of 2001, we intend to relocate our Canadian operations from their current location to this new facility and to sublease our current Canadian office space and approximately 40,000 square feet space located at 1980 Matheson Boulevard East, Mississauga, Ontario, although there can be no assurance that we will be able to do so or at rates equal to our current obligations under the lease. The annual rental fee for the new site varies between approximately Cdn. $10.85 to Cdn. $13.05 per square foot ($7.09 to $8.52 per square foot based on the exchange rate on July 31, 2001) over the life of the lease. We began paying rent on this lease in May 2001.

     We are currently searching for tenants to sublease our current Hayward and Mississauga spaces and portion of our new Mississauga space. We may not be able to find suitable sub-

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

tenants to occupy this space in a timely manner in the future, if at all, or otherwise sublease these properties without a loss. If we are unable to find suitable sub-tenants, we may experience greater than anticipated operating expenses in the future, which could materially adversely affect our financial condition and operating results.

Our success depends on an increase in the demand for digital signatures in m-business transactions and ECC-based technology becoming accepted as an industry standard

     For handheld devices, many of the advantages our ECC-based technology has over conventional security technology are not applicable to a transaction that does not involve the creation of a digital signature on a handheld device. Currently, the vast majority of e-business and m-business transactions do not involve such digital signatures. Participants in mobile e-business have only recently begun to require client digital signatures in some applications, such as enterprise data access and certain high-value transactions. Unless the number of mobile e-business transactions involving client digital signatures increases, the demand for our products and services, and consequently, our business, financial condition and operating results could be materially adversely affected.

     In order for our business to be successful, ECC technology must become accepted as an industry standard. This has not happened to date, and may never happen. The technology of our principal competitor, RSA Security Inc., is and has been for the past several years, the de facto standard for security over open networks like the Internet. The patent related to this competing technology expired in September 2000, making this technology freely available. The free availability of such security technology could significantly delay or prevent the acceptance of ECC as a security standard.

Some of our products are new, unproven and currently generate little or no revenue

     In late 2000 and early 2001, we launched our PKI products, CA service and VPN client software product. We continue to invest in and develop future versions of these products which add features and functionality and to support our current versions of these products. We cannot predict the future level of acceptance, if any, of these new products, and we may be unable to generate significant revenue from these products.

We have only recently begun to sell directly to enterprise customers, and we may not be successful in developing the products and services necessary to serve this new customer base

     We have recently started to expand our sales efforts to encompass sales of certain products directly to enterprises other than OEMs. The expansion of our direct sales efforts will require that we attract, hire, train, manage and adequately compensate a larger group of professionals. We may not be successful in expanding and managing our sales effort or that the revenues produced by our direct sales will offset our increased expenses.

     These non-OEM, or enterprise, customers will require different products, support services and integration services than our existing OEM customer base. We may not be successful in developing the products and services necessary to serve this new customer base.

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

Our business depends on continued development of the Internet and the continued growth of m-business

     Our future success is substantially dependent upon continued growth in Internet usage and the acceptance of mobile and wireless devices and their use for m-business. The adoption of the Internet for commerce and communications, particularly by individuals and companies that have historically relied upon alternative means of commerce and communication, generally requires the understanding and acceptance of a new way of conducting business and exchanging information. In particular, companies that have already invested substantial resources in other means of conducting commerce and exchanging information may be reluctant or slow to adopt a new, Internet-based strategy that may make their existing infrastructure obsolete. To the extent that individuals and businesses do not consider the Internet to be a viable commercial and communications medium, our business may not grow.

     Furthermore, building a wireless-based strategy requires significant investment. Many companies may not have resources and capital to build the infrastructure required to support a wireless-based strategy. If this infrastructure build out does not occur, our revenue may not grow. In addition, our business may be harmed if the number of users of mobile and wireless devices does not increase, or if e-business and m-business do not become more accepted and widespread. The use and acceptance of the Internet and of mobile and wireless devices may not increase for any number of reasons, including:

  . actual or perceived lack of security for sensitive information, such as credit card numbers;

  .  traffic or other usage delays on the Internet;

  .  competing technologies;

  .  governmental regulation; and

  .  uncertainty regarding intellectual property ownership.

     Capacity constraints caused by growth in the use of the Internet may impede further development of the Internet to the extent that users experience delays, transmission errors and other difficulties. If the necessary infrastructure, products, services and facilities are not developed, if the Internet does not become a viable and widespread commercial and communications medium, or if individuals and businesses do not increase their use of mobile and wireless devices for mobile e-business, our business, financial condition and operating results could be materially adversely affected.

We have recently issued convertible notes, and our increased debt may place restrictions on our operations and limit our growth

     On August 30, 2001, we issued and sold Cdn. $13.5 million (approximately U.S. $8.7 million based on the exchange rate on August 30, 2001) aggregate principal amount of 7.25% senior unsecured convertible notes (the "Notes") on a private placement basis. The Notes are convertible by the holders thereof, without payment of additional consideration, into an equal principal amount of 7.25% senior convertible unsecured subordinated debentures (the "Debentures") at any time and automatically at 5:00 p.m. (Toronto time) on the earlier of (i) the fifth business day after a receipt is issued by the last of the relevant securities regulatory authorities in Canada for a final prospectus qualifying the issuance of the Debentures on the conversion of the Notes, and (ii) August 30, 2002. The Debentures mature on August 30, 2004 and are convertible into our common shares at the holder's option at any time before the close of business on the earlier of August 30, 2004 and the last business day before the date specified for redemption at a conversion price of Cdn. $3.85 per common share.

     Our total liabilities on a consolidated basis as at July 31, 2001 were approximately $17.3 million. The level of our indebtedness could have important consequences on our ability to operate and grow our business including the following: (i) our ability to obtain additional financing in the future could be restricted: (ii) our cash flow from operations dedicated to the payment of the principal of, an interest on, our indebtedness will not be available for other purpose; (iii) our flexibility in planning for, or reacting to, changes in our business and market conditions could be restricted. In addition, we may be more highly leveraged than certain of our competitors which might place us at a competitive disadvantage, and we could be more vulnerable in the event of further downturns in our business.

We may not generate the required cash flow to service our debt

     We will be required to make our first payment of interest on the Debentures on February 28, 2002. Annual cash interest requirements on the Debentures will be approximately Cdn. $978,750 (approximately $633,085 based on the exchange rate on August 30, 2001) There can be no assurance that we will achieve or sustain profitability or positive cash flow from operating activities, we may not be able to meet our debt service or working capital requirements or to obtain additional capital required in order to execute our business plan.

We must manage our growth

     Despite our recent workforce reductions, we have experienced a period of significant growth in our sales and personnel that has placed strain upon our management systems and resources. Subject to future prevailing economic conditions, we may pursue potential market opportunities. Our growth has placed, and will place, demands on our management and operational resources, particularly with respect to:

  . training, supervising and retaining skilled technical, marketing and management personnel;

  . expanding our treasury and accounting functions and information systems to meet the demands of a growing company;

  . strengthening our financial and management controls in a manner appropriate for a larger enterprise;

  .  maintaining a cutting edge research and development staff;

  .  developing and managing a larger, more complex international organization;
     and

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

  .  preserving our culture, values and entrepreneurial environment.

     Our revenue may not continue to grow at a pace that will support our planned costs and expenditures To the extent that our revenue does not increase at a rate commensurate with these additional costs and expenditures, our results of operations and liquidity would be materially adversely affected.

     Our management has limited experience managing a business of our size and, in order to manage our growth effectively, we must concurrently develop more sophisticated operational systems, procedures and controls. If we fail to develop these systems, procedures and controls on a timely basis, it could impede our ability to deliver products in a timely fashion and fulfill existing customer commitments and, as a result, our business, financial condition and operating results could be materially adversely affected.

Acquisitions could harm our business

     We acquired Consensus Development Corporation and Uptronics Incorporated in fiscal year 1999, Trustpoint in fiscal year 2000, and DRG Resources Group, Inc. in fiscal year 2001. We may acquire additional businesses, technologies, product lines or services in the future either in the United States or abroad. Acquisitions involve a number of risks, potentially including:

  .  disruption to our business;

  . inability to integrate, train, retain and motivate key personnel of the acquired business;

  .  diversion of our management from our day-to-day operations;

  . inability to incorporate acquired technologies successfully into our products and services;

  . additional expense associated with completing an acquisition and amortization of any acquired intangible assets;

  . impairment of relationships with our employees, customers and strategic partners; and

  .  inability to maintain uniform standards, controls, procedures and policies.

     In addition, we may not be able to maintain the levels of operating efficiency that any acquired company achieved or might have achieved separately. Successful integration of the companies we acquire will depend upon our ability to eliminate redundancies and excess costs. As a result of difficulties associated with combining operations, we may not be able to achieve cost savings and other benefits that we might hope to achieve with these acquisitions.

     We may satisfy the purchase price of any future acquisitions through the issuance of our common shares, which may result in dilution to our existing shareholders. We may also incur debt or assume liabilities. We cannot assure you that we will be able to obtain any additional financing on satisfactory terms, or at all. Incurring debt or assuming additional liabilities would make us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures. The terms of any additional indebtedness may include restrictive

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

financial and operating covenants, which could limit our ability to compete and expand our business.

     Our business strategy also includes entering into strategic investments and joint ventures with other companies. These transactions are subject to many of the same risks identified above for acquisitions.

Our success depends on attracting and retaining skilled personnel

     Our success is largely dependent on the performance of our management team and other key employees. Our success also depends on our ability to attract, retain and motivate qualified personnel. Most of our key technical and senior management personnel are not bound by employment agreements. Loss of the services of any of these key employees would harm our business, financial condition and operating results. We do not maintain key person life insurance policies on any of our employees.

     Competition for qualified personnel in the digital information security industry is intense, and finding and retaining qualified personnel in the San Francisco Bay Area and the Greater Toronto Area are difficult. We believe there are only a limited number of individuals with the requisite skills to serve in many of our key positions, and it is becoming increasingly difficult to hire and retain such persons. Competitors and others have in the past and may attempt in the future to recruit our employees. A major part of our compensation to our key employees is in the form of stock option grants. A prolonged depression in our share price could make it difficult for us to retain employees and recruit additional qualified personnel. In addition, the volatility and current market price of our common shares may make it difficult to attract and retain personnel.

We face risks related to our international operations

     We are currently in the process of expanding our international operations. For the three months ended July 31, 2001 and the fiscal year ended April 30, 2001, we derived approximately 4% and 10%, respectively, of our revenue from international operations. An important component of our long-term strategy is to further expand into international markets, and we must continue to devote resources to our international operations in order to succeed in these markets. To date, we have limited experience in international operations and may not be able to compete effectively in international markets. This expansion is expected to involve opening foreign sales offices, which may cause us to incur substantial costs. International sales and operations may be limited or disrupted by increased regulatory requirements, the imposition of government and currency controls, export license requirements, political instability, labor unrest, transportation delays and interruptions, trade restrictions, changes in tariffs and difficulties in staffing and coordinating communications among international operations. In addition, these foreign markets may require us to develop new products or modify our existing products. There can be no assurance that we will be able to manage effectively the risks associated with our international operations or that those operations will contribute positively to our business, financial condition or operating results.

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

We face risks related to intellectual property rights

     We rely on one or more of the following to protect our proprietary rights: patents, trademarks, copyrights, trade secrets, confidentiality procedures and contractual provisions. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy and may succeed in copying aspects of our product designs, products or trademarks, or obtain and use information we regard as proprietary. Preventing the unauthorized use of our proprietary technology may be difficult in part because it may be difficult to discover such use. Stopping unauthorized use of our proprietary technology may be difficult, time-consuming and costly. In addition, the laws of some countries in which our products are licensed do not protect our products and services and related intellectual property to the same extent as the laws of Canada, the United States and countries of the European Union. While we believe that at least some of our products are covered by one or more of our patents and these patents are valid, a court may not agree if the matter is litigated. There can be no assurance that we will be successful in protecting our proprietary rights and, if we are not, our business, financial condition and operating results could be materially adversely affected.

     The industry in which we compete has many participants who own, or claim to own, intellectual property. We indemnify our licensees against third-party intellectual property claims based on our technology. At this time, we are defending one of our licensees for a claim filed against them by Leon Stambler. Claims relating to intellectual property by any third-party business, individual or university, whether or not with merit, could be time-consuming to evaluate, result in costly litigation, cause shipment delays for products or the cessation of the use and sale of products or services, or require us to obtain licenses by paying license fees and/or royalties to the owners of the intellectual property. Such licensing agreements, if required, may not be available on royalty or other terms acceptable to us. Any of these situations could materially adversely affect our business, financial condition and operating results. We also currently license third party technology for use in some of our products and services. These third party technology licenses may not continue to be available on commercially reasonable terms or may not be available at all. Our business, financial condition and operating results could be materially adversely affected if we lose the right to use certain technology.

     We are engaged in joint development projects with certain companies. One of these projects has resulted in the issuance of jointly owned patents. There is a risk that the companies with which we are working could decide not to commercialize the joint technology and that we may be unable to commercialize joint technology without their consent and/or involvement.

     We belong to certain organizations that set standards. As part of the standards process, the participants are requested to file statements identifying any patents they consider to be essential to implementation of the standard. As such, we may be required to disclose and license patents that we own which are necessary for practice of the standard. Further, to provide products that are compliant with standards that have been adopted or will be adopted in the future, we may have to license patents owned by others. As a part of some standards processes, other companies have disclosed patents that they believe are required to implement those standards. We cannot assure you that we will be able to gain licenses to these patents, if needed, on terms acceptable to us. Such licensing requirements may materially adversely affect the value of our products, and, consequently, our business, financial condition and operating results.

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

Our products could have defects which could delay their shipment, harm our reputation and increase costs

     Our products are highly complex and, from time to time, may contain design defects that are difficult to detect and correct. Errors, failures or bugs may be found in our products after commencement of commercial shipments. Even if these errors are discovered, we may not be able to correct such errors in a timely manner or at all. The occurrence of errors and failures in our products could result in damage to our reputation, lost revenue and the loss of, or delay in achieving, market acceptance of our products, and correcting such errors and failures in our products could require significant expenditure of capital by us. The sale and support of these products may entail the risk of product liability or warranty claims based on damage to such equipment. In addition, the failure of our products to perform to customer expectations could give rise to warranty claims. Our insurance may not cover or its coverage may be insufficient to cover any such claims successfully asserted against us, and therefore the consequences of such errors, failures and claims could have a material adverse effect on our business, financial condition and operating results.

System interruptions and security breaches could harm our business

     We are in the process of constructing a secure data center for issuing certificates. We will depend on the uninterrupted operation of that data center. We will need to protect this center and our other systems from loss, damage, or interruption caused by fire, power loss, telecommunications failure or other events beyond our control. In addition, most of our systems and the data center are located, and most of our customer information is stored, in the San Francisco Bay Area, which is susceptible to earthquakes. Any damage or failure that causes interruptions in our data center and our other computer and communications systems could materially adversely affect our business, financial condition and operating results.

     Our success also depends upon the scalability of our systems. Our systems have not been tested at the usage volumes that we expect will be required in the future. As a result, a substantial increase in demand for our products and services could cause interruptions in our systems. Any such interruptions could materially and adversely affect our ability to deliver our products and services and our business, financial condition and operating results.

     Although we intend to periodically perform, and retain accredited third parties to perform, evaluations of our operational controls, practices and procedures, we may not be able to meet or remain in compliance with our internal standards or those set by these third parties. If we fail to maintain these standards, we may have to expend significant time and money to return to compliance, and our business, financial condition and operating results could be materially adversely affected.

     We will retain certain confidential customer information in our planned data center. It is important to our business that our facilities and infrastructure remain secure and be perceived by the marketplace to be secure. Despite our security measures, our infrastructure may be vulnerable to physical break-ins, computer viruses, attacks by hackers or other disruptive problems. It is possible that we may have to expend additional financial and other resources to address these problems. Any physical or electronic break-ins or other security breaches or

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

compromises of the information stored at our planned data center may jeopardize the security of information stored on our premises or in the computer systems and networks of our customers. In such an event, we could face significant liability and damage to our reputation, and customers could be reluctant to use our products and services. Such an occurrence could also result in adverse publicity and adversely affect the market's perception of our products and services, which could materially adversely affect our business, financial condition and operating results.

We must continue to develop and maintain strategic and other relationships

     One of our business strategies has been to enter into strategic or other collaborative relationships with many of our OEM customers to develop new technologies and leverage their sales and marketing organizations. We may need to enter into additional relationships to execute our business plan. We may not be able to enter into additional, or maintain our existing, strategic relationships on commercially reasonable terms. As a result, we may have to devote substantially more resources to the development of new technology and the distribution, sales and marketing of our security products and services than we would otherwise. The failure of one or more of our strategic relationships could materially adversely affect our business, financial condition and operating results.

We compete with some of our customers

     We regularly license some of our products to customers who compete with us in other product categories. For example, we license our Security Builder(R) cryptographic toolkit to Baltimore Technologies for incorporation into its UniCERT(TM) product, which competes with our Trustpoint(TM) product line. This potential conflict may deter existing and potential future customers from licensing some of our component products, most notably our Security Builder(R) cryptographic toolkit. We expect to compete with a greater number of our customers as we further expand our product line.

Our share price has been, and will likely continue to be, volatile

     The market price of our common shares has declined significantly in recent months, and we expect that the market price of our common shares may fluctuate substantially as a result of variations in our quarterly operating results. These fluctuations may be exaggerated if the trading volume of our common shares is low. In addition, due to the technology-intensive and emerging nature of our business, the market price of our common shares may fall dramatically in response to a variety of factors, including:

  .  announcements of technological or competitive developments;

  .  acquisitions or entry into strategic alliances by us or our competitors;

  .  the gain or loss of a significant customer or strategic relationship;

  .  changes in estimates of our financial performance;

  . changes in recommendations from securities analysts regarding us, our industry or our customers' industries; and

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

  .  general market or economic conditions.

     This risk may be heightened because our industry is new and evolving, is characterized by rapid technological change and is susceptible to the introduction of new competing technologies or competitors.

     In addition, equity securities of many technology companies have experienced significant price and volume fluctuations. These price and volume fluctuations are sometimes unrelated to the operating performance of the affected companies. Volatility in the market price of our common shares could result in securities class action litigation. This type of litigation, regardless of the outcome, could result in substantial costs to us as well as a diversion of our management's attention and resources.

We have limited financial resources and may require additional financing that may not be available on acceptable term or at all

     We may require additional equity or debt financing in the future. There can be no assurance that we will be able to obtain on satisfactory terms, or at all, the additional financing required to compete successfully. Failure to obtain such financing could result in the delay or abandonment of some or all of our business plans, which could have a material adverse effect on our business, financial condition and operating results.

Risks Related to Our Industry

Public key cryptographic technology is subject to risks

     Our products and services are largely based on public-key cryptographic technology. With public-key cryptographic technology, a user has both a public-key and a private-key. The security afforded by this technology depends on the integrity of a user's private-key and on it not being stolen or otherwise compromised. The integrity of private keys also depends in part on the application of certain mathematical principles such as factoring and elliptic curve discrete logarithms. This integrity is predicated on the assumption that solving problems based on these principles is difficult. Should a relatively easy solution to these problems be developed, then the security of encryption products using public-key cryptographic technology could be reduced or eliminated. Furthermore, any significant advance in techniques for attacking cryptographic systems could also render some or all of our products and services obsolete or unmarketable. Even if no breakthroughs in methods of attacking cryptographic systems are made, factoring problems or elliptic curve discrete logarithm problems can theoretically be solved by computer systems that are significantly faster and more powerful than those currently available. In the past, there have been public announcements of the successful decoding of certain cryptographic messages and of the potential misappropriation of private keys. Such publicity could also adversely affect the public perception as to the safety of public-key cryptographic technology. Furthermore, an actual or perceived breach of security at one of our customers, whether or not due to our products, could result in adverse publicity for us and damage to our reputation. Such adverse public perception or any of these other risks, if they actually occur, could materially adversely affect our business, financial condition and operating results.

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

Our future success will depend upon our ability to anticipate and keep pace with technological changes

     The information security industry is characterized by rapid technological change. Technological innovation in the marketplace, such as in the areas of mobile processing power or wireless bandwidth, or the development of new cryptographic algorithms, may reduce the comparative benefits of our products and could materially adversely affect our business, financial condition and operating results. Our inability, for technological or other reasons, to enhance, develop and introduce products in a timely manner in response to changing market conditions, industrial standards, customer requirements or competitive offerings could result in our products becoming obsolete, or could otherwise have a material adverse effect on our business, financial condition and operating results. Our ability to compete successfully will depend in large measure on our ability to maintain a technically competent research and development staff and to adapt to technological changes and advances in the industry, including providing for the continued compatibility of our products with evolving industry standards and protocols.

We face significant competition, which could harm our ability to maintain or increase sales of our products or reduce the prices we can charge for our products

     We operate in a highly competitive industry. Many of our competitors have greater name recognition, larger customer bases and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than we do. We anticipate that the quality, functionality and breadth of our competitors' product offerings will improve, and there can be no assurance that we will be able to compete effectively with such product offerings. In addition, we could be materially adversely affected if there were a significant movement towards the acceptance of open source solutions or other alternative technologies that compete with our products. We expect that additional competition will develop, both from existing businesses in the information security industry and from new entrants, as demand for information products and services expands and as the market for these products and services becomes more established. Moreover, as competition increases, the prices that we charge for our products may decline. If we are not able to compete successfully, our business, financial condition and operating results could be materially adversely affected. Our most significant direct competitors include RSA Security, Inc., VeriSign, Inc., Baltimore Technologies plc, and Entrust Inc.

Our business could be adversely affected by United States and foreign government regulation

     The information security industry is governed by regulations that could have a material adverse effect on our business. Both the U.S. and Canadian governments regulate the export of cryptographic equipment and software, including many of our products. It is also possible that laws could be enacted covering issues such as user privacy, pricing, content, and quality of products and services in these markets. Such regulations and laws could cause us to compromise our source code protection, minimize our intellectual property protection, negatively impact our plans for global expansion, and consequently materially adversely affect our business.

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

Risks Related to Our Corporate Charter; Limitations on Dividends

The anti-takeover effect of certain of our charter provisions could delay or prevent our being acquired

     Our authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in one or more series. Although we currently do not have outstanding any preferred shares, our board of directors has the authority to issue preference shares and determine the price, designation, rights, preferences, privileges, restrictions and conditions, including voting and dividend rights, of these shares without any further vote or action by shareholders. The rights of the holders of common shares will be subject to, and may be adversely affected by, the rights of holders of any preferred shares that may be issued in the future. The issuance of preferred shares, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, or the issuance of additional common shares could make it more difficult for a third party to acquire a majority of our outstanding voting shares. This could deprive our shareholders of a control premium that might otherwise be realized in connection with an acquisition of our company.

Our shareholder rights plan could delay or prevent our being acquired

     We have adopted a shareholder rights plan. The provisions of this plan could make it more difficult for a third party to acquire a majority of our outstanding voting shares, the effect of which may be to deprive our shareholders of a control premium that might otherwise be realized in connection with an acquisition of our company.

We do not currently intend to pay any cash dividends on our common shares in the foreseeable future

     We have never paid or declared any cash dividends on our common shares and we currently intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the foreseeable future. In addition, any dividends paid to residents of the United States would be subject to Canadian withholding tax, generally at the rate of 15%.

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

                                  SCHEDULE C

                            INFORMATION CONCERNING
                     THE DIRECTORS AND EXECUTIVE OFFICERS
                               OF CERTICOM CORP.

     The directors and executive officers of Certicom Corp. and their positions and offices as of August 31, 2001, are set forth in the following table:

Name                                              Position and Offices Held
----                                              -------------------------
Richard P. Dalmazzi ........................      President, Chief Executive Officer
                                                  and Director

Scott A. Vanstone. .........................      Founder, Chief Cryptographer and
                                                  Director

Gregory M. Capitolo ........................      Vice President, Finance, Chief
                                                  Financial Officer and Secretary

Robert L. Williams .........................      Senior Vice President, Product
                                                  Development

Timothy M. Dierks. .........................      Chief Technology Officer

Dennis J. Charlebois. ......................      Senior Vice President, Corporate
                                                  Development

Pra Kash Panjwani. .........................      Senior Vice President, Sales and
                                                  Business Development

Amit Kapor. ................................      Vice President, Marketing

Bernard W. Crotty ..........................      Director

William T. Dodds ...........................      Director

Louis E. Ryan ..............................      Director

William J. Stewart .........................      Director

Robert P. Weiderhold .......................      Director

     The address of each Director and Executive Officer is: c/o Certicom Corp., 25821 Industrial Boulevard, Hayward, California 94545.

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

                                CERTICOM CORP.

               OFFER TO EXCHANGE OUTSTANDING OPTIONS TO PURCHASE
                        COMMON SHARES OF CERTICOM CORP.
          HAVING AN EXERCISE PRICE PER SHARE OF (USD) $10.00 OR MORE

                               ----------------

                    THE OFFER AND WITHDRAWAL RIGHTS EXPIRE
             AT 12:00 MIDNIGHT, EASTERN TIME ON OCTOBER 25, 2001,
                   UNLESS THE OFFER IS EXTENDED BY CERTICOM.

                               ----------------

     Any questions or requests for assistance or additional copies of any documents referred to in the offer to exchange may be directed to:

                                Certicom Corp.
                        Attention: Gregory M. Capitolo
                          25821 Industrial Boulevard
                              Hayward, CA  94545
                          Telephone:  (510) 780-5400
                             Fax:  (510) 780-5401
                       E-mail: stock_admin@certicom.com

                               ----------------

                              September 27, 2001

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